UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Manual for Participation

Ordinary and Extraordinary General Meeting

04.26.2019 – 3 p.m.

SUMMARY

1. Message from the Chairman of the Board of Directors	3

2. Call Notice	5
3. Participation of the Shareholders in the OEGM	7
3.1. Attendance	7
3.2. Representation by attorney-in-fact	7
3.3. Remote Voting Participation	8
3.4. ADRs Holders	10

4. Matters to be resolved in the OEGM	10
At the Ordinary Shareholders Meeting:	10
4.1. To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2018, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report	10
4.2. To DECIDE on the destination of the net profit of the fiscal year of 2018 and the distribution of dividends	11
4.3. To FIX the number of members that will compose the Board of Directors in the mandate from 2019 to 2021	12
4.4. To ELECT the members of the Company's Board of Directors for a term of office from 2019 to 2021	12
4.5. To FIX the annual overall compensation of the Company´s management and members of Audit Committee	13

At the Extraordinary Shareholders Meeting:	14
4.6. To AMEND the wording of articles 21 and 24 of the Company's Bylaws, in order to modify the rules for the installation of meetings of the Executive Board, granting of mandates and representation of the Company	14
4.7. To APPROVE the consolidation of the Company’s Bylaws	14

EXHIBIT I – COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY	15

EXHIBIT II	94
BOARD PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR

EXHIBIT III	101
PROPOSAL FOR ELECTION OF THE COMPANY'S BOARD OF DIRECTORS	101

EXHIBIT IV	112

EXHIBIT V	152
Proposal for amendment of the Company’s ByLaws with the information	152

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to participate of the Ordinary and Extraordinary General Meeting (“OEGM”) of Santander Brasil, called for April 26, 2019 at 3 p.m., at the Company's headquarters located at Avenida Presidente Juscelino Kubitschek, 2235 – 1st mezzanine –Vila Olímpia - São Paulo, State of São Paulo, Brazil.

This Manual for Participation in the Ordinary and Extraordinary General Meeting (“Manual”), was prepared to assist you on the comprehension of the presented matters, to take decisions, anticipating possible clarifications and voting orientations.

Pursuant to the Call Notice turned available, we shall take resolutions on the following matters:

At the Ordinary Shareholders Meeting:

(i) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2018, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the destination of the net profit of the fiscal year of 2018 and the distribution of dividends;

(iii) To FIX the number of members that will compose the Board of Directors in the mandate from 2019 to 2021;

(iv) To ELECT the members of the Company's Board of Directors for a term of office from 2019 to 2021; and

(v) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

At the Extraordinary Shareholders Meeting:

(i) To AMEND the wording of articles 21 and 24 of the Company's Bylaws, in order to modify the rules for the installation of meetings of the Executive Board, granting of mandates and representation of the Company; and

(ii) Due to the deliberate in item (i), APPROVE the consolidation of the Company's Bylaws.

In order to facilitate your analysis and appreciation of the matters to be resolved in the OEGM, we attached as exhibits to this Manual all documents related to the matter of the Call Notice into the form of exhibits to this Manual, in attention to the CVM requirements.

We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br for individual investors and non-financial entities and ri@santander.com.br for institutional investors.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is essential for the Company.

Very truly yours,

Álvaro Antônio Cardoso de Souza

Chairman of the Board of Directors

2. Call Notice

[to be published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo)and Valor Econômico, in editions of March 27th, 28th and 29th, 2019]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE – ORDINARY AND EXTRAORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Ordinary and Extraordinary General Meeting (“OEGM”) to be held on April 26, 2019, at 3 p.m., at the Company head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

At the Ordinary Shareholders Meeting:

(i) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2018, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the destination of the net profit of the fiscal year of 2018 and the distribution of dividends;

(iii) To FIX the number of members that will compose the Board of Directors in the mandate from 2019 to 2021;

(iv) To ELECT the members of the Company's Board of Directors for a term of office from 2019 to 2021; and

(v) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

At the Extraordinary Shareholders Meeting:

(i) To AMEND the wording of articles 21 and 24 of the Company's Bylaws, in order to modify the rules for the installation of meetings of the Executive Board, granting of mandates and representation of the Company; and

(ii) Due to the deliberate in item (i), APPROVE the consolidation of the Company's Bylaws.

General Instructions:

1. As provided for in CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the minimum percentage of stake in the voting capital required to request the multiple voting process for the election of members of the Board of Directors is equal to five percent (5%);

2. Pursuant to paragraph 2 of article 161 of Law 6404/76 and CVM Instruction No.324/00, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent ) of the voting shares, or 1% (one percent) of the non-voting shares;

3. The shareholders or their legal representatives should attend the OEGM bringing the relevant identity documents. In the event of representation of a shareholder by means of a proxy, the shareholders shall deliver at the Company’s head office, no less than seventy-two (72) hours before the Ordinary and Extraordinary General Meeting, a power of attorney granted according to the law; and

4. The documents related to the matters to be analyzed at the OEGM are available to shareholders (i) at the Company’s head office, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 - Bloco A, Vila Olímpia, São Paulo/SP, 9th floor - Corporate Law Department, where they can be consulted, on business days, from 10:00 am to 4:00 pm, and also at its website (www.ri.santander.com.br – in Corporate Governance > Minutes and Management Meetings); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro No. 111, 5th Floor, Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga No. 340, 2nd to 4th floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at the B3 S.A. – Brasil, Bolsa, Balcão, at Rua XV de Novembro No. 275, São Paulo/SP and on its website (www.b3.com.br); and

5. Remote Voting Form: the Company implemented the remote voting system in accordance with CVM Instruction 481/09, as amended by CVM Instructions 561 and 570/15, enabling Shareholders to send remote voting form directly to the Company, to the bookkeeping or their respective custodian, according to the procedures described in the Manual for Participation in Shareholder´s meeting.

São Paulo, March 26, 2019 – Álvaro Antonio Cardoso de Souza - Chairman of the Board of Directors.

___________________________________________________

3.           Participation of the Shareholders in the OEGM

The shareholders of Santander Brasil may attend the OEGM personally, through    a duly appointed and established attorney-in-fact or through Remote Voting.

The following documents will be required from the shareholders to attend the Ordinary and Extraordinary General Meeting:

Individual

•    ID document with photo[1] (original or certified copy)

•proof of ownership of shares issued by the Company, issued by the custody agent and / or custodian financial institution (original or certified copy)

Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1.                     Attendance

The shareholders of Santander Brasil may attend the General Meetings by attending the place of their performance and declaring their vote, according to the kind of shares they hold (common and/or preferred) and the matters to be voted on. Pursuant to the provisions of Article 126 of Law 6.404/76, shareholders must attend the General Meetings, in addition to the identity document, proof of ownership of shares issued by the Company, issued by the depositary financial institution and/or custody agent. The Company recommends that such proof be issued within two (2) business days prior to the date scheduled for the Meeting.

Corporate shareholders, such as Commercial Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Regulation, providing documents proving the regularity of the representation, accompanied by a Minutes of the election of the entity’s management members, as the case may be, in place and term indicated in the item below. Before the General Meetings are installed, the shareholders will sign the Attendance Book. Non-voting shareholders may attend General Meetings and discuss all matters submitted for deliberation.

3.2.            Representation by attorney-in-fact

The shareholder may be represented at the OEGM by a proxy, duly constituted by a public or private instrument, and pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, the attorneys-in-fact must have been constituted less than one (1), and should be (i) the Company's shareholders, (ii) the Company's management members, (iii) lawyers, or (iv) financial institutions, with the administrator of to represent the fund’s quotaholders.

The originals or certified copies of the documents referred to above may be delivered at the Company's headquarters until the time of the OEGM.

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body

However, in order to turn available the access of shareholders at the OEGM, we recommend that the delivery of these documents be made at least seventy-two (72) hours prior to the OEGM.

In the case of sending the documents by e-mail, the originals or certified copies must be delivered to the Company's headquarters on the day of the OEGM.The documents must be delivered to the Company's registered office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Vila Olímpia - São Paulo, State of São Paulo, Brazil, 9th floor - Corporate Legal Department, at +55 11 3553-5438 and + 55 11 3553-5641, e-mail: juridsocietario@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 21-A and following of CVM Instruction 481/2009, the Company's shareholders may also exercise their vote at general meetings by means of remote voting, to be formalized in an electronic document called Remote Voting Form, whose model is available in the Corporate Governance area of the Investor Relations website of Santander Brasil (www.ri.santander.com.br) or on the website of the Brazilian Securities and Exchange Commission (CVM) (http://sistemas.cvm.gov.br/?CiaDoc).

A shareholder that elects to exercise his right to vote at a Remote must do so by one of the options described below:

(I)         Delivery of Remote Voting Formdirectly to the Custody Agent

The shareholder that chooses to exercise the remote voting through its custody agent (“Custody Agent”) shall transmit the voting instructions observing the rules determined by the Custody Agent, which shall send such voting manifestations to the Depositary Central of B3 S.A. – Brasil, Bolsa, Balcão. The Shareholders must contact their respective Custody Agents to verify the procedures established by them for issuance of the voting instructions through the Form, as well as the documents and information required.

The Shareholder shall transmit the instruction for fulfillment of the Form to the Custody Agent until April 18th, 2019 (including), except if a different term is determined by the Custody Agents.

(II)       Delivery of Remote Voting Form directly to the bookkeeper

The shareholder that chooses to exercise the remote voting through the Company’s bookkeeper must observe the following instructions in order for the Remote Voting Form to be considered valid and the votes counted:

(i)     all the blank spaces must be duly fulfilled;

(ii)    all the pages must be initialed;

(iii)   the last page must be signed by the shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force; and

(iv)  the Form must be certified by a notary.

The following documents have to be sent to the Company’s bookkeeper:

(i)     original Form, duly fulfilled, initialed and signed; and

(ii)    certified copies of the documents that follows:

➢         Individual (shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

➢         Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

The documents must be sent to the Company’s bookkeeper within seven (7) days before the OEGM, in fact, April 18th, 2019 (including), through (i) mail to Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474 – 2nd floor – Red Sector – Santo Amaro – São Paulo/SP, Brazil – 04752-005; or (ii) via e-mail: custodiaacionistavotoadistancia@santander.com.br.

After the receipt of such documents, the bookkeeper, within three (3) days, shall inform the shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the shareholder able to regularize it until April 18th, 2019.

The Forms received by the bookkeeper after April 18th, 2019 shall not be considered for voting purposes.

(III)    Delivery of the Remote Voting Form directly to the Company

The shareholder that chooses to exercise the remote voting directly through the Company observe the following instructions in order for the Remote Voting Form to be considered valid and the votes counted:

(i)           all the blank spaces must be duly fulfilled;

(ii)          all the pages must be initialed;

(iii)         the last page must be signed by the Shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force; and

(iv)        the Form must be certified by a notary.

The following documents have to be sent to the Company:

(i)           original Form, duly fulfilled, initialed and signed; and

(ii)          certified copies of the documents that follows:

•                    Individual (shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

•                    Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

The documents must be sent to the Company within seven (7) days before the Ordinary General Meeting, in fact, until April 18th, 2019 (including) (i) mail to Banco Santander (Brasil) S.A. – Investors Relations – Avenida Presidente Juscelino Kubitschek, 2235 – 26th floor – Vila Olímpia – São Paulo/SP, Brazil –04543-011; or (ii) via e-mail: ri@santander.com.br.

After the receipt of such documents, the Company, within three (3) days, shall inform the shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the shareholder able to regularize it until April 18th, 2019.

The Forms received by the Company after April 18th, 2019 shall not be considered for voting purposes.

General Information:

➢        in accordance with Article 21-S of CVM Instruction 481, the Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão, upon receiving shareholder voting instructions through its respective custody agent, shall not consider any instructions that differ from the same resolution that have been issued by the same CPF or CNPJ registration number; and

➢       after the deadline for remote voting, that is, until April 18th, 2019 (including), the shareholder may not change the voting instructions already sent, unless presented at the Ordinary General Meeting or represented by proxy, upon explicit request to not consider the instructions in the Remote Voting Form submitted before the respective Forms were placed.

3.4. ADRs Holders

Holders of American Depositary Receipts (ADRs) will be entitled to vote on matters listed on the Agenda, according to the same criteria applied to national investors, according to the type of shares (common or preferred) in which their ADRs are backed. The holders of ADRs will be duly instructed by The Bank of New York Mellon, the depositary financial institution of the ADRs backed by the shares of Santander Brasil.

4. Matters to be resolved in the OEGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the OEGM. According to the Call Notice made available to the shareholders, our OEGM shall take resolutions regarding the following matters of the Agenda:

At the Ordinary Shareholders Meeting:

4.1. To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2018, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report

The documents presented by the management are:

  Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  Comments of the administrative officers on the financial condition of the Company (Exhibit I – Item 10 of the Reference Form);
  Copy of the Financial Statements and Explanatory Notes;
  Opinion of the Independent Auditors;
  Summary of the report of the Audit Committee; and
  Standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on January 30th, 2019, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB turned available on February 28th, 2019. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.brand www.santander.com.br/acionistas), according to information shown in Exhibit I of this Manual.

The Company's management proposes that the shareholders examine in detail the management accounts and the Company's Financial Statements so that they can deliberate about their approval.

4.2. To DECIDE on the destination of the net profit of the fiscal year of 2018 and the distribution of dividends

(a) Net Profit Allocation

The Executive Board presents a proposal for the fiscal year 2018 net profit allocation in compliance with the provisions of Article 9, first paragraph, item II and the respective Annex 9-1-II to CVM Instruction 481. Said proposal is contained in Annex II to this Manual. We recommend the careful reading of said Annex.

Net profit corresponds to the result recorded in the fiscal year, after deductions of accumulated losses, provision for income tax and statutory profits of employees and administrators, if applicable.

The net profit of the Company in the fiscal year 2018 was R$ 12,166,394.

The allocation of the net profit consists in determining the net profit installments: (i) which will be appropriated to legal and statutory profit reserves, (ii) which will be distributed as dividends, or (iii) retained.

The board shall submit to the Ordinary General Meeting a proposal for allocation to be given to the net profit of the fiscal year, which shall observe the provisions in the Corporations Law and in Article 36 of the Company's Bylaws:

  5%, at least, to the legal reserve, until reaching 20% of the share capital. In the fiscal year in which the legal reserve balance, added to capital reserve amounts, exceeds 30% of the share capital, the allocation of part of the fiscal year's net profit to the legal reserve will not be mandatory;

  25% of the annual net income adjusted pursuant to Article 202 of Corporations Law for the payment of mandatory minimum dividends to shareholders; and

  The remaining balance, if there is any, may (a) be allocated to the Reserve for Dividend Equalization, which will be limited to 50% of the share capital and its purpose will be to ensure resources for the payment of dividends, including as interest on own capital, or interim, in order to maintain the flow of remuneration to shareholders, and, upon reaching that limit, the ordinary general meeting shall be responsible for deciding on the balance, either proceeding its distribution to shareholders or to the increase of share capital, or (b) be retained in order to meet capital investment requirements set forth in the Company's general budget submitted by the board to approval by the general meeting and revised annually by said meeting when having a duration of more than one fiscal year.

The Reserve balance for Dividend Equalization, added to the balances of other profit reserves, upon implementing unrealized profit reserves and contingency reserves, may not exceed the value of the share capital. Once this maximum limit is reached, the general meeting may decide on the application of the excess in the payment or increase of the share capital, or in the distribution of dividends.

The profits not allocated in the terms above must be distributed as dividends, according to paragraph 6 of Article 202 of Corporations Law.

On the basis of the above, the board proposes the following allocation for the fiscal year 2016 net profit:

1.    The value of R$ 608,320 to the Legal Reserve account;

2.    The value of R$ 6,600,000, as dividends and interest on own capital to shareholders, which have been the object of decision in the meetings of the Board of Directors held on March 27, June 26, September 28 and december 28, 2018, of which R$ 2,520,000as interest on net equity charged to the value of the mandatory minimum dividends and R$ 4,080,000 in the form of interim dividends; and

3.    The balance of the remaining net profit after the distributions above, to the value of R$ 4,958,075 , for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws.

The board understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As better detailed in Annex II of this Manual, the board has approved the distribution to shareholders in the overall amount of R$ 6,600,000 as dividends and interest on own capital to shareholders, which have been the object of decision in the meetings of the Board of Directors held on March 27, June 26, September 28 and december 28, 2018, of which R$ 4,080,000as interest on net equity charged to the value of the mandatory minimum dividends and R$2,520,000 as intercalary dividends. These values correspond to 57.10% of the adjusted net profit of the Company, and were paid to shareholders based on their respective shares in the share capital of the Company.

4.3. To FIX the number of members that will compose the Board of Directors in the mandate from 2019 to 2021

The Company’s management proposes that the Board of Directors comprise 10 members for a term of office to be effective between the OEGM of 2019 and the Ordinary Shareholders’ Meeting of 2021.

4.4. To ELECT the members of the Company's Board of Directors for a term of office from 2019 to 2021

After complying with the applicable governance approvals, the Company proposes to the OEGM the election for a new term of two (2) years, of the following candidates recommended  by the controlling shareholders to compose the Board of Directors of the Company:

Name	Post
Álvaro Antônio Cardoso de Souza	Chairman and Independent Director
Sergio Agapito Lires Rial	Vice-Chairman
Celso Clemente Giacometti	Independent Director
Conrado Engel	Director
Deborah Patricia Wright	Independent Director
Deborah Stern Vieitas	Independent Director
José Antonio Alvarez Alvarez	Director
José de Paiva Ferreira	Director
José Maria Nus Badía	Director
Marília Artimonte Rocca	Independent Director

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of CVM Instruction 481, can be found on Exhibit III of this Manual.

4.5. To FIX the annual overall compensation of the Company´s management and members of Audit Committee

The management presents a proposal for remuneration of the Company’s management, complying with the provisions of Article 12, items I and II of CVM Instruction 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit III to this Manual.

In 2018, the Ordinary General Meeting, held on April 27, approved a total annual remuneration for the managers of the Company, in an amount of up to R$ 300,000,000.00 (three hundred million Brazilian Reais) for the 2018 financial year, and for the Audit Committee in an amount of R$ 3,000,000.00 (three million Brazilian Reais) for the same period. Effectively, for the period from January to December, 2018 it was paid to the Company’s management members the amount of R$ 284.940.368,86  (two hundred eigth-for million, nine hundred and forty thousand, three hundred and sixty-eight Brazilian Reais and eighty-six cents), being acknowledged that such amount does not include social security duties.

For the period from January to December, 2019, the amount proposed by management as the overall remuneration of the Company’s management members (Board of Directors and Executive Board) is up to R$ 400,000,000.00 (four hundred million Brazilian Reais), covering fixed remuneration, variable remuneration and the portion that is based on shares.

The management members global compensation amount proposed is superior of the cap amount approved for the period from January to December, 2018, without considering the social security duties, which the estimative for the period from January to December 2019 is to reach the amount of R$ 26,970,000.00 (twenty-six million, nine hundred and seventy thousand Brazilian Reais).

The amount proposed by the Board of Directors as overall remuneration of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2019 is of R$ 4,000,000.00 (four million Brazilian Reais).

At the Extraordinary Shareholders Meeting:

4.6. To AMEND the wording of articles 21 and 24 of the Company's Bylaws, in order to modify the rules for the installation of meetings of the Executive Board, granting of mandates and representation of the Company

The Company’s management proposes to approve the changes indicated below, with the purpose of adapting the Bylaws rules to the composition of the Company's Board of Executive Officers, which currently has only one Officer who holds the position of "Executive Officer".

Therefore, the following changes to the Company's Bylaws should be made:

a.    Amendment of itens I and II and deletion of item III of article 21, as well as amendment of its third paragraph, in order to soften (i) the rules for commencement of Mettings of the Executive Board e (ii) deliberation of the opening, transfer or closing of branches, offices or representative offices of the Company.

b.    Amendment of item I and deletion of item II of article 24, with the consequent renumbering of the other items. Also, the wording of the first and second paragraphs of the same article will be modified.

4.7. To APPROVE the consolidation of the Company’s Bylaws

The proposal above aims to consolidate the Company’s Bylaws due to the amendment proposed on item 4.6 above.

For purposes of complying with article 11 of CVM Normative Instruction 481, the consolidated ByLaws is attached as Exhibit V, with the highlighted proposed changes.

The amendment to the Bylaws of the Company are subject to authorization of the Brazilian Central Bank, according to the applicable laws.

EXHIBIT I – COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY

(Pursuant to item III of article 9 of CVM Instruction 481)

10. Officers comments

10.1 Officers should comment on:

a.        general financial and equity conditions

The Brazilian financial assets registered a smaller volatility in the last three months of 2018 as compared with their performance in the quarter before. However, exchange and interest rates as well as equity market prices oscillated within a still relatively wide range. The Bank considers that these oscillations had to do with the continuation of turbulences on the international front and the maintenance of an elevated level of uncertainty regarding economic policy guidelines that the newly elected Brazilian government is going to carry out. Nonetheless, Banco Santander reminds that Brazilian financial assets ended December 2018 at far better levels than those observed in September 2018.

As far as the international environment is concerned, Santander believes that some factors played a substantial role and thwarted a retreat in the risk aversion regarding emerging economies – except for Brazil, which registered an improvement on the back of the end of electoral process. The Bank notes that, notwithstanding the fact that the US and China have reached a verbal agreement about their trade relationship, the materialization of a formal document continues to be uncertain. Consequently, the fear that such an imbroglio may foster a slowdown in the world economic growth continued to be alive. On top of that, despite US economic data have continued to register favorable economic readings of late, first signs that the rhythm of expansion would have peaked have appeared and raised concerns that a significant slowdown may be on its way – especially due to lagged effects of prior interest rate hikes. Incidentally, Banco Santander highlights that market players have already started assigning higher chances of a slower interest rate hike process in the US throughout 2019. On the one hand, if such a backdrop would mean a slower narrowing of the interest rate differential to other economies – which, would mean less pressure over their currencies – on the other hand, it would reinforce the perception that a stronger slowdown in the US economy may be closer than previously thought. The impact of such a circumstance for the world is much more critical than the first one, in Santander’s opinion. Additionally, the Bank saw this factor as the seemingly reason for part of the weakening that the USD registered against other currencies.

For Banco Santander, both factors have kept global financial conditions far from their best moments and they have continued to weigh on the performance of emerging economies. The Bank believes that such a setback has hit less intensely the Brazilian financial assets because the country’s balance of payments continues to bear a sound position (high level of international reserves and sizeable net inflows of foreign direct investments, in tandem with a low level of external indebtedness). Santander Bank considers that such a mix explains part of the strengthening that the BRL has shown of late. The Bank emphasizes that attributes a positive bias regarding the perception of risk towards the Brazilian economy, as it consider that there is a mounting chance of fiscal improvements to materialize. However, the Bank reckons that the international environment should remain as a source of concern on the back of new key events that may potentially add nervousness to market participants – e.g., Brexit’s denouement and presidential elections in Argentina. Due to that, the Santander Bank believes the jittery international front should prevail slightly over the domestic milieu, thus leading to a mild increase in the risk aversion. As a result, the Bank foresees the FX rate to end 2019 at R$4.00 per US$.

Regarding the Brazilian economy, Banco Santander perception that the deterioration in the balance of risks on the international front and uncertainties referring to the domestic environment would hit both consumers and entrepreneurs’ confidence proved right, as activity indicators ran at a slow beat in the last three months of 2018. As a result, the Bank revised downwards its forecast for the GDP growth in 2018 once again (to 1.3% from 1.5% previously).

Notwithstanding this mild expansion observed in the last quarter of 2018, the Bank’s expectation for the Brazilian GDP growth in 2019 points towards an outcome in the 3.0% vicinity – a marginal review as compared with the previous 3.2% growth projection – on the back of solid macroeconomic fundamentals and spikes shown by consumer and entrepreneurs’ confidence indicators in the last months. Banco Santander reinforces that inflation remains under control (it ended 2018 below the targeted level and it is likely to do it so in 2019), balance of payments is favorable and there are incipient signs of a credit recovery. On the back of these factors, Santander Bank believes that the base interest rate should continue to run at low levels – for the Brazilian standards – for more than a while, especially as inflation expectations remains anchored and the level of idle capacity still runs high. Indeed, the Bank expects the base interest rate to become higher than now only by 2020, which means the Selic target rate should remain unchanged at 6.50% pa throughout 2019.

Banco Santander forecasts for growth, inflation and low interest rates are based on the continuity of the reform agenda in the Brazilian economy, especially in the fiscal field. Banco Santander reiterates the assessment that the willingness and commitment of the newly elected government to seek stabilization of the public debt as well as to maintain a sustainable economic policy will be fundamental for the country to achieve long-term economic and social development.

(i)       2018

In the year ended December 31, 2018, the Company reported a consolidated net income of R$12.8 billion, a 28.9% increase compared to 2017. Total assets in the year ended December 31, 2018, reached R$723,865 million, an increase of 10.8% compared to 2017. Shareholders’ equity reached R$91,882 million and the adjusted ROE (excluding effect of goodwill) was of 21.0% in 2018.

The Basel adequacy rate of the Company, according to the Central Bank rules, was 15.1% as of December 31, 2018.

As of December 31, 2018, the gross clients loans and advances portfolio of the Company grew 10.6% and reached R$321,933 million, compared to R$287,829 million as of December 31, 2017.

The chart below presents the management details on the loans and advances portfolio (gross) of the Company per client category on the indicated dates.

	For the year ended December, 31			Variations between December 31, 2018 vs. December 31, 2017
	2018	2017	2016	R$ million	%
	(in millions of R$ , except for percentages)
Individuals	133,603	107,610	91,195	25,993	24.2%
Consumers financing	40,964	33,170	26,608	7,794	23.5%
Small and Medium Companies (1)	49,624	46,879	42,440	2,746	5.9%
Large Companies (2)	97,112	100,171	108,195	(3,059)	(3,1)%
Total	321,303	287,829	268,438	33,474	11,6%

(1)     Companies with annual gross revenue of up to R$ 200 million.

(2)     Companies with annual gross revenue higher than R$ 200 million, including global corporate clients of the Company.

O total de captações da Companhia em 31 de dezembro de 2018 foi de R$497.512 milhões, um aumento de 14,5% comparado com R$434.620 milhões em 31 de dezembro de 2017.

(ii)    2017

In the year ended December 31, 2017, the Company reported a consolidated net income of R$9.1 billion, a 22.4% increase compared to 2016. Total assets in the year ended December 31, 2017, reached R$645,703 million, an increase of 1.8% compared to 2016. Shareholders’ equity reached R$87,425 million and the adjusted ROE (excluding effect of goodwill) was of 15.4% in 2017.

The Basel adequacy rate of the Company, according to the Central Bank rules, was 15.8% as of December 31, 2017.

As of December 31, 2017, the gross clients loans and advances portfolio of the Company grew 7.2% and reached R$287,829 million, compared to R$268,438 million as of December 31, 2016.

The chart below presents the management details on the loans and advances portfolio (gross) of the Company per client category on the indicated dates.

	For the year ended December, 31			Variations between December 31, 2017 vs. December 31, 2016
	2017	2016	2015	R$ million	%
	(in millions of R$ , except for percentages)
Individuals	107,610	91,195	84,578	16,415	18.0%
Consumers financing	33,170	26,608	25,850	6,562	24.7%
Small and Medium Companies (1)	46,879	42,440	43,524	4,439	10.5%
Large Companies (2)	100,171	108,195	113,315	(8,024)	(7.4)%
Total	287,829	268,438	267,266	19,391	7.2%

(1)     Companies with annual gross revenue of up to R$ 200 million.

(2)     Companies with annual gross revenue higher than R$ 200 million, including global corporate clients of the Company.

Total funding of the Company as of December 31, 2017 was of R$434,620 million, a 0.02% reduce compared to R$434,700 million on December 31, 2016.

(iii)   2016

In the year ended on December 31, 2016, the Company reported a consolidated net income of R$ 7.5 billion, a 24.1% drop compared to 2015. Total assets in the year ended December 31, 2016, reached R$ 634,393 million, up 4.8% from 2015. Shareholders’ equity reached R$ 85.435 million and the adjusted ROE (excluding effect of spread) was of 13.3% in 2016.

The Basel adequacy rate of the Company, according to the Central Bank rules, was 16.3% as of December 31, 2016.

As of December 31, 2016, the gross clients loans and advances portfolio of the Company grew 0.4% and reached R$ 268,438 million, compared to R$ 267,266 million as of December 31, 2015.

The chart below presents the management details on the loans and advances portfolio (gross) of the Company per client category on the indicated dates.

	For the year ended December, 31			Variations between December 31, 2016 vs. December 31, 2015
	2016	2015	2014	R$ million	%
	(in millions of R$ , except for percentages)
Individuals	91,195	84,578	77,809	7.8%	6,617
Consumers financing	26,608	25,850	27,686	2.9%	758
Small and Medium Companies (1)	42,440	43,524	42,191	(2.5)%	(1,084)
Large Companies (2)	108,195	113,315	101,425	(4.5)%	(5,120)
Total	268,438	267,266	249,111	0.4%	1,171

(1)     Companies with annual gross revenue of up to R$ 200 million.

(2)     Companies with annual gross revenue higher than R$ 200 million, including global corporate clients of the Company.

Total funding of the Company as of December 31, 2016 was of R$434,700 million, a 2.2% increase compared to R$ 425,209 million on December 31, 2015.

b.        capital structure:

(1)   Includes non-controlling interest.

(2)   Current Liabilities.

(3)   Total liabilities, except shareholders' equity and current liabilities.

Indebtedness index, according to the formula: third capital / total assets x 100, is 87

Further, the chart below shows the direct equity interest (common and preferred shares) as of December 31, 2018:

Shareholder	Common shares (thousands)	Common shares (%)	Preferred shares (thousands)	Preferred shares (%)	Total Shares (thousands)	Total Shares %

Sterrebeeck BV (2)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander SL	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A.	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Treasury stock	13,316	0.35%	13,316	0.36%	26,632	0.36%
Banco Madesant	950	0.02%	950	0.03%	1,900	0.03%
Employees (1)	6,916	0.18%	6,917	0.19%	13,833	0.18%
Other minority shareholders	358,291	9.35%	386,04	10.52%	744,385	9.93%
Total	3,818,692	100.00%	3,679,833	100.00%	7,498,525	100.00%

(1)     Includes members of senior management of the Company.

(2)     An affiliate of Santander Group

(i)     Equity Capital and Interest of Non-Controlling Shareholders

As of December 31, 2018, the Company’s capital was of R$ 57,000 million, fully paid, and divided into 7,498,531,051 shares, all of them registered, book-entry and with no par value.

Pursuant to the Company’s current Bylaws, the Company’s capital may be increased up to the limit of the authorized capital, irrespective of amendments to the Bylaws, upon a resolution of the Board of Directors of the Company and issuance of up to 9,090,909,090 new shares, whereas the total number of preferred shares shall not exceed 50.0% of the total number of outstanding shares.  Any capital increase in excess of such limit requires the approval of the shareholders.

(ii)    Equity and Third-Parties’ Capital

The revenue from equity capital in the year ended December 31, 2018 totalized R$ 33 million, and recorded an R$ 50 million decreased compared to the R$ 83 million revenue in the year ended December 31, 2017. This decrease is mainly due to a decrease in dividends from investments recorded on financial assets available for sale.

(iii)   Reference Assets – Basel Ratio

The Company’s capital management is based on traditional principles and ongoing monitoring of items that affect the Company’s solvency level. The Company must abide by the Brazilian regulations of capital adjustment according to the rules of the Central Bank. In October 2013, the new regulations of capital implementation and the reference assets requirements of the Basel Committee on Banking Supervision (Basel III) came into force in Brazil. The minimum reference assets requirements are currently 11%. The requirement Level I is 6.0%, divided into basic capital of at least 4.5%, mainly comprised of capital stock and reserves of profits, including shares, ownership units, reserves and income earned, and additional capital mainly comprised of certain reserves, and bonds and hybrid instruments as capital authorized by the Central Bank.

According to the new reference assets rules in Brazil, the premium amount in the calculation of the capital base was deducted from the capital base according to the “phase-in” for implementation of Basel III in Brazil, which will be completed until the beginning of 2019. The table below shows the percentage of premium deduction required for each year until 2019:

Basel II Phase in
2014	2015	2016	2017	2018	2019
20%	40%	60%	80%	100%	100%

Source: Central Bank; Resolution CMN No. 4,192 March, 2013.

Moreover, if the Basel III requirements were fully implemented on this date, the Company would keep a suitable reference assets index according to the Basel III rules those of Central Bank.

The Basel adequacy rate of the Company, according to the Central Bank rules, was 15.06% as of December 31, 2018.

	On December 31,
	2018(1)	2017(1)	2016(1)
	(In millions of R$ , except percentages)
Level I Reference Assets	61,476.7	56,386.0	56,264,0
Principal Capital	56,581.5	52,196.9	52,136.8
Supplementary Capital	4,895.2	4,189.1	4,127.2
Level II Reference Assets	4,887.2	4,250.5	4,280.8
Reference Assets (Level I and II)	66,363.9	60,636.4	60,544.9
Required Reference Assets	440,562.9	35,439.8	36,669.6
Credit Risk Portion (2)	358,955.6	30,034.4	31,309.9
Market Risk Portion (3)	39,231.8	2,391.8	2,388.6
Operational Risk Portion	42,375.6	3,013.6	2,971.0
Level I Basel Ratio	13.95%	14.72%	15.15%
Basel Ratio Principal Capital	12.84%	13.62%	14.04%
Basel Ratio	15.06%	15.83%	16.30%

(1)     Amounts calculated based on consolidated information by Prudential Consolidated.

(2)     For the calculation of capital allocation for Credit Risk, the modifications and inclusions of Bacen Official Letter 3714 of August 20, 2014, Bacen Official Letter 3770 of October 29, 2015, which amends Official Letter 3644 of March 4, 2013 were considered.

(3)     It includes portions for exposure to market risk subject to variations on coupon rates in foreign currency, or "PJUR2", price indexes or "PJUR3" and interest rate or "PJUR1 / PJUR4", of the price of goods “commodities” or "PCOM”, of the price of shares classified as negotiation portfolios, or "PACS”, and portions for exposure to gold, foreign currency and transactions subject to currency variation, or “PCAM.”

c.         ability to pay the financial obligations assumed

The Management Board understands that the Company shows financial and equity conditions sufficiently adequate for the payment of their assumed obligations.

The administration of Company's creditworthiness is made dynamically through the implementation of limits and control models, approved and supervised by the Assets and Liabilities Committee (ALCO), which operates according to guidelines and procedures established by Grupo Santander and the Central Bank. The control and management of the creditworthiness are made through the analysis of cash flow positions, structural liquidity and simulations of potential losses of resources under stress scenarios. Also, a plan is prepared containing funding requirements that consider the best structure for the funding sources, in order to achieve the necessary diversification in terms of maturities, instruments and markets, as well as the establishment of contingency plans. These controls, together with the maintenance of a minimum liquidity margin, guarantee sufficient resources to honor client deposits and other obligations, to give loans and financing to clients, fulfill the specific needs of working capital for investment and to cope with occasional risks related to liquidity crisis.

The Company actively administers the risks intrinsic to the activity of commercial bank, such as structural risks of interest rates, liquidity and foreign exchange rates. The objective of the financial management is to turn the net income with interest from commercial activities more stable and recurring, maintaining adequate levels of liquidity and solvency. Financial management also analyses the risk of structural interest rate derived from the divergences between the maturities and review of assets and liabilities in each currency operated by the Company.

The following table shows the intervals between the pricing dates of financial assets and liabilities with different maturity dates, on December 31, 2018, 2017 and 2016, respectively (liquidity position):

(1)     Include obligations that may have early enforceability, such as: demand deposits and time deposits, repurchase transactions with clients, LCI and LCA.

The following table shows the financial assets and liabilities by national currency and foreign currency, on December 31, 2018, 2017 and 2016 (currency position):

	On December 31,
	2018		2017		2016
	National Currency	Foreign Currency	National Currency	Foreign Currency	National Currency	Foreign Currency
	(in millions of R$ )
Assets
Cash and balances with the Brazilian Central Bank	16,651	15,065	100.740	126	110.430	175
Debt instruments	166,743	8,690	137.240	11.666	134.038	9.788
Equity securities	1,106	—	1.624	15.364	2.426	—
Loans and other amounts with credit institutions, gross	79,167	17,902	17.005	15.364	25.421	2.542
Loans and advances to customers, gross	304,031	—	269.126	18.703	257.170	11.267
Total	567,698	42,111	525.915	45.865	529.485	23.772

Liabilities
Financial liabilities at amortized cost	74,160	24,863	56.563	22.812	51.340	27.294
Deposits from Brazilian Central Bank and Credit Institutions	304,198	—	276.042	—	247.445	—
Customer deposits	70,109	4,517	68.335	1.912	92.132	7.711
Securities obligations	9,886	—	519	—	466	—
Subordinated liabilities	—	9,780	8.435	—	8.312	—
Other financial liabilities	51,729	—	44.261	—	36.879	—
Total	510,082	39,160	454.155	24.724	436.574	35.005

Information related to the analysis of sensitivity of operation portfolios and banking generated by the Company’s corporate systems and the structure of risk management is available in items 10.2.b and c.

d.        sources of financing for working capital and for investments in non-current assets used

The following table presents details of the capital-raisings made on the indicated dates

	On December 31,
	2018	2017	2016
	(in millions of R$ )
Customer Deposits	304,198	276,042	247,445
Checking account	18,854	17,560	15,868
Savings Account	46,068	40,572	36,051
Time deposits	190,983	146,818	94,479
Repurchase agreements	48,293	71,092	101,047
Transactions backed by Private Bonds (1)	6,978	33,903	59,460
Transactions backed by Public Bonds (1)	41,315	37,189	41,586
Deposits from Central Bank and deposits from credit institutions	99,023	79,374	78,634
Demand deposits (1)	710	306	314
Time deposits (2)	47,227	52,739	49,549
Repurchase agreements	51,086	26,329	28,771
Transactions backed by Private Bonds (1)	6,978	-	446
Transactions backed by Public Bonds(1)	44,108	26,329	28,324
Total deposits	403,221	355,416	326,079
Debt securities	74,626	70,247	99,843
Agribusiness Credit Bills	11,925	8,854	6,981
Financial Bills	30,721	31,686	61,157
Real Estate Credit Notes	27,160	27,714	23,983
Eurobonds and other securities	4,820	1,993	7,722
Debt instruments Eligible to Establish Capital	9,780	8,437	8,312
Subordinated Debt	9,886	519	466
Total Funding	497,513	434,619	434,700

__________________

(1)     They basically refer to repurchase transactions backed by own debentures.

(2)      Includes transactions with credit institutions resulting from debt facilities to export and import, on lending in the country (BNDES and Finame) and from abroad, and other foreign debt facilities.

(i)     Deposits

•         Customer Deposits. The Company’s balance of customer deposits was R$304.2 billion on December 31, 2018, R$276.0 billion on December 31, 2017, and R$247.4 billion on December 31, 2016, representing 61.1%, 63.5% and 56.9% of the Company’s total funding, respectively.

•         Checking Account: The Company’s balance of deposits into checking accounts was R$18.9 billion on December 31, 2018, R$17.6 billion on December 31, 2017 and R$15.9 billion on December 31, 2016, representing 4.7%, 4.9% and 4.9% of total deposits, respectively.

•         Savings Account: The Company’s balance of deposits into savings accounts was R$46.1 billion on December 31, 2018, R$40.6 billion on December 31, 2017 and R$36.1 billion on December 31, 2016, representing 11.4%, 11.4% and 11.1% of total deposits, respectively.

•         Customer Time Deposits: The Company’s balance of time deposits from customers was R$191.0 billion on December 31, 2018, R$146.8 billion on December 31, 2017 and R$94.5 billion on December 31, 2016, representing 47.4%, 41.3% and 29.0% of total deposits, respectively.

•         Customer Deposits—Repurchase Agreements: The Company maintains a portfolio of debt instruments from the Brazilian public and private sectors, which is used to obtain overnight funds from other financial institutions or investment funds by selling such securities simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile, and are composed, generally, of Brazilian public securities and of debentures repurchase agreements. Securities sold under repurchase agreements decreased to R$48.3 billion on December 31, 2018 and as of December 31, 2017, decreased R$71.1 billion, a move contrary to that of the previous year, in which there was growth to R $ 101.0 billion as of December 31, 2016, compared to the previous year, representing 12.0%, 20.0% and 31.0% of total deposits, respectively.

(ii)    Deposits from Brazilian Central Bank and Credit Institutions

The balance of deposits from the Central Bank and credit institutions was of R$99,0 billion as of December 31, 2018, R$79.4 billion as of December 31, 2017 and R$78.6 billion on December 31, 2016, representing 24.6%, 22.3% and 24.1% of total deposits, respectively.

It also includes Obligations for Loans and Domestic Transfers:

•         Obligations for loans. The Company has relations with banks all over the world, providing credit facilities pegged to foreign currencies (both in North-American dollars as a basket of currencies). The Company applies the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.

•         Domestic Transfers. The Company operates in the transfer from public institutions, mainly BNDES and FINAME, for which the Company acts as a financial agent. Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy. Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development. This type of loan is known as “repassing” or “transfer.” Within the scope of this agreement, the Company loans funds from BNDES or FINAME, the subsidiary for funding of BNDES equipment, and transfers them to specific sectors of the economy. These loans are generally granted at rates below the average market rates and have an average maturity of up to five years. Because the transferred funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over its cost of funds. However, the Company retains the commercial credit risk of borrower and, therefore, we have a discretionary power in the credit decision making and application of credit criteria. This type of funding is not affected by compulsory deposit requirements. The transfer is generally secured or guaranteed, although this is not required by the terms of the transfer.

(iii)   Other Methods of Funding

(iii.1)    Debt Instruments

The Company’s balance of debt instruments was R$74.6 billion on December 31, 2018, R$70.2 billion on December 31, 2017 and R$99.8 billion on December 31, 2016, representing 15.0%, 16.7% and 23.0% of the Company’s total funding, respectively.

The Agribusiness Credit Bills are credit instruments freely traded and represent a commitment of future payment, exclusively issued by financial institutions regarding credit rights originated from transactions between rural manufacturers and their cooperatives and other agricultural manufacturing chain agents and exchange acceptances. The Agribusiness Credit Bills reached R$11.9 billion on December 31, 2018, R$8.9 billion on December 31, 2017 and R$6.9 billion on December 31, 2016.

The financial bills are alternative funding instruments for banks that can be characterized as senior or eligible to form the Reference Assets for purposes of regulation of capital adequacy. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be twenty-four (24) months and it must be issued for a minimum amount of R$300 thousand for subordinated transactions and R$150 thousand for senior transactions that add up to R$30,7 billion on December 31, 2018, a decrease of 3% compared to December 2017.

Real Estate Credit Notes, or “LCI,” increased 2.0%, from R$27.7 billion on December 31, 2017 to R$27.2 billion in December 2018.

The Company issues securities, under the Global Medium Term Notes Program of U.S.$10,000,000,000,00. The Company’s balance of securities issued abroad was R$4.8 billion on December 31, 2018 and R$2 billion on December 31, 2017. This change took place mainly as a result of the non-replacement of certain debt instruments that reached their maturity.

(iv)   Instruments Eligible to compose Level I and Level II

The Company issued debt form the Level I and Level II of the Reference Assets as part of the plan of optimization of its capital. On December 31, 2018, the balance of both instruments (Level I and Level II) was R$9.8 billion, compared to the balance of R$8.4 billion on December 31, 2017. This variation was caused by the liquidation of the previous instruments eligible to compose capital and the issuance of new ones. For additional information, see note 20 of our financial demonstration.

(v)    Subordinated Debt

On December 31, 2018, the Company’s subordinated debt included R$9.9 billion in deposit certificates issued by the Company at the local market in several issuances with interest rate indexed to CDI or IPCA.

e.        Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

Due to the Company’s stable and diversified sources of fund raising, which include a large deposit base of its clients as detailed in item 10.1.d above, the Company historically has not had liquidity problems.

As part of management of the liquidity risk, the Company has a formal plan with measures to be adopted in scenarios of crisis of systemic liquidity and/or arising out of possible risk to the image of the Company. This liquidity contingency plan contains attention parameters, in addition to measures and preventive actions to be taken at moments of liquidity deficiency, if the reserves are below certain parameters.

As sources of financing for working capital and for investments in non-current assets that it uses to cover liquidity deficiencies, the following resources may be used: (i) deposit funding; (ii) issuance of bonds; (iii) repurchase transactions with public/private bonds; (iv) review of transfer prices; (v) establishment of more restrictive credit policies; and (vi) release of guarantee margin at B3.

f.         levels of indebtedness and the characteristics of such debts, describing also:

(i)     Relevant loan and financing agreements

            There are no loan agreements or other debt instruments that management deems to be relevant to the Company, except for the securities representing debt issued by the Company described in Section 18 of the Reference Form.

(ii)    Other long-term relationships with financial institutions

The Company’s primary resource sources are local deposits in the modalities demand, savings and long-term, aligned with other Brazilian banks, as well as fundraising in the open market – own securities and Federal Government securities with buy back commitment ("repurchase agreements").

The Company also has deposits with credit institutions referring to debt facilities to export and import with banks abroad, and to be applied in commercial foreign exchange operations, related to financing of export and import. The Company is also a party to long-term obligations through on lendings,all in accordance with the operational policies of BNDES System.

(ii.1)     Eurobonds and Securitization Notes - MT100

External issuance of bonds designated in foreign currency includes bonds and other securities (Eurobonds and Structured Notes). The following table shows the detailed composition of Eurobonds.

(ii.2)     Subordinated debts

The Company uses subordinated debt instruments in its fundraising structure, represented by securities issued according to the rules of Central Bank, which are used as Reference Assets – Level II, in order to form the operational limits, including Subordinated CDBs, deposit certificates issued by the Company in the local market, in several issuances, at interest rates updated by CDI or IPCA. The following table shows the detailed composition of subordinated debts:

(1)   Subordinated time deposits issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2)   Indexed by 100% and 112% of the CDI.

(3)   Indexed by the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

(4)   On December 18, 2018, the Bank issued an approval for the repurchase of the Notes issued on January 29, 2014, which resulted in the reclassification of these instruments from the Series of Eligible Debt Instruments to Subordinated Debt Capital.

(iii)        Level of subordination between the debts

In case of judicial or extra-judicial liquidation of the Company, there is an order of distribution for payment of the creditors of the bankruptcy estate as provided for in law, which must be respected in accordance with Brazilian legislation in force at the time. Specifically, in regard to the financial debts that form the Company’s indebtedness, the following order of payment must be followed asset-backed debts, unsecured debts and subordinated debts. It is worth mentioning that, as to asset-backed debts, the creditors prefer them to the others up to the limit of the collateral and, to the extent of exceeding, their credits will be included in the payment order of the unsecured creditors. Among unsecured creditors there is no level of subordination, as well as there is no level of subordination among the many subordinated creditors.

(iv)   any restrictions imposed on the Company, particularly in relation to limits of indebtedness and contracting of new debts, to distribution of dividends, to sale of assets, to issuance of new securities and to the sale of equity control, and whether the Company has been respecting such restrictions

As to the bonds issued abroad, whose descriptions of transactions and programs are presented in Item 18.10 of the Reference Form (“Securitization Program” and “Medium Term Notes – MTN”), the main restrictions imposed on the issuer, existing in facility agreements, are also described in the same item, more specifically in sessions 18.10.I.h.(v) and 18.10.II.h.(v).

g.    limits of loans taken out and percentages already used

The information requested in this item does not apply to financial institutions. However, the Company is subject to he parameters determined by monetary authorities, in accordance with the Basel principles.

h.    significant alterations in each item of the financial statements

(i)     Assets and Liabilities (in million Reais):

Please find below the main variations in accounts of the balance sheet for the years 2018, 2017 and 2016.

The Company’s total assets reached, on December 31, 2018, R$723,865 million, an increase of 12.1% compared to 2017, whose total assets reached R$645,703 million, 1.8% greater than the year ended on December 31, 2016, in the amount of R$634,393 million.

The portfolio of loans and advance to gross clients, with no accommodation papers and suretyships, added up to R$337,872 million on December 31, 2018, an increase of 16.5% compared to R$290,037 million on December 31, 2017, and an increase of 8.1% if compared to the balance of R$268,286 million on December 31, 2016. The Individual segment presented an evolution of 22.6% compared to 2017, followed by a 19.5% increase in the segment of consumer finance. On the other hand, the segment of large companies presented a decrease of 3.6%, maintaining the movement observed in 2017 and 2016, but the growth of the individuals portfolio supported the growth of the portfolio of loans and advances to gross customers for 2018.

On December 31, 2018, total deposits totaled R$403,221, representing 55.7% of total liabilities and shareholders' equity. On December 31, 2018, total deposits totaled R$355,417 million, representing 55.0% of total liabilities and shareholders' equity. At December 31, 2016, total deposits totaled R$326,079 million, representing 51.4% of total liabilities and shareholders' equity. Time deposits represented 59.1%, 56.1% and 44.2% of total deposits at December 31, 2018, 2017 and 2016, respectively.

The balance of deposits as of December 31, 2018 increased by 13.4% in relation to the previous year, mainly due to the 19.4% growth in time deposit operations and the 2% increase in repo operations. The balance of deposits as of December 31, 2017 increased by 9.0% in relation to the previous year, mainly due to a 38.6% increase in time deposit operations and a 25% decrease in repo operations. The balance of deposits as of December 31, 2016 increased by 4.3% in relation to the previous year, basically due to a 12.9% growth in repo operations.

The consolidated shareholders’ equity added up to R$91,003 million on December 31, 2018, R$87,088 million on December 31, 2017 and reached R$84,813 million by the end of 2016, with an increase of 5.0% on December 31, 2018 compared to 2017 and an increase of 3.1% of December 31, 2017 compared to 2016. Evolution in the shareholders’ equity during the net income for the year was mainly due to revenue growth in the Net Income for the period of R$12,800 million and reduced by the highlight of Dividends and Interest on Equity in the amount of R$6,600 million.

10.2. Directors should comment:

The. results of the Company's operations:

Results of Operations for the years ended December 31, 2018, 2017 and 2016

The following table provides an overview of the main key aspects of our results of operations for the years ended December 31, 2018, 2017 and 2016:

Executive Summary
Results

Total Income

Our total income amounted to R$49,507 million for the year ended December 31, 2018, an increase of 1.6% as compared to R$48,725 million for the year ended December 31, 2017. This performance was primarily due to an R$6,975 million increase in net interest income resulting from a 11.6% of an increase in our loan portfolio, with a stronger contribution from commercial banking segment and higher fee and commission income due to 11.6% increase in our total active customer base and a 24.8% increase in the number of loyal customers. These factors were partially offset by a decrease in gains losses on financial assets and liabilities (net) and exchange differences (net), mainly as a consequence of our hedging on investments abroad in 2018. Excluding the effects of the hedge for investment abroad, our total income would have amounted to R$55,374 million in the year ended December 31, 2018 an increase of 11.8% compared to the year ended December 31, 2017.

Our total income amounted to R$48,725 million for the year ended December 31, 2017, a decrease of 0.2% as compared to R$48,837 million for the year ended December 31, 2016. This decrease was primarily due to lower gains/losses on financial assets and liabilities (net) and exchange differences (net) of R$1,576 million in the year ended December 31, 2017 as compared to R$7,591 million in the year ended December 31, 2016, mainly as a consequence of our results of hedging on investments abroad in 2017. This decrease was offset by an increase in our net interest income of R$4,360 million, or 14.3% mainly due to an increase in our credit portfolio and margins charged on the loans we extend, and an increase in net fees and commissions of R$1,744 million, or 15.9% due to an increase in the number loyal customers and an increase in the volume of transactions processed. Excluding the effects of the hedge for investment held abroad, our total income would have amounted to R$49,535 million in the year ended December 31, 2017, an increase of 17.6% compared to the year ended December 31, 2016.

Impairment losses on Financial Assets (Net)

Our impairment losses on financial assets (net) reached R$12,713 million for the year ended December 31, 2018, an increase of R$375 million, or 3.0% compared to our impairment losses on financial assets (net) in the year ended December 31, 2017. This increase was principally due to Installment Loans to Individuals, because of the IFRS 9 adoption in 2018 and the recurrent growth of the credit portfolio in this segment.

Our impairment losses on financial assets (net) reached R$12,338 million for the year ended December 31, 2017, a decrease of R$963 million, or 7.2% compared to our impairment losses on financial assets (net) in the year ended December 31, 2016. This decrease was primarily due to certain risk management measures which we have undertaken in recent years.

Consolidated Profit for the Year

Our consolidated profit for the year ended December 31, 2018 was 12,800 million, an increase of R$3,662 million, or 40.1%, primarily as a result of an increase of R$6,975 million in net interest income and an increase of R$ 1,410 million in net fees and commissions as well as lower expenses of R$1,310 million in provisions (net) partially offset by losses of R$7,165 million in gains/losses on financial assets and liabilities (net) and exchange differences (net).

Our consolidated profit for the year ended December 31, 2017 was R$9,138 million, an increase of R$1,673 million, or 22.4%, as a result of an increase in the volume of transactions primarily due to our expanded digital offering and an increase in the number of loyal customers.

Efficiency

Our efficiency ratio was 33.9% in December 2018, a 0.8 p.p. increase from 33.1% in December 2017. Our efficiency ratio was 33.1% in December 2017, a 2.5 p.p. decrease from 30.6% in December 2016. Disregarding the effect of the hedge for investment abroad on our revenues, our adjusted efficiency ratio reached 30.3%, 32.5% and 34.9% in December 31, 2018, 2017 and 2016, respectively. This improvement is due to our operation model and increased revenues.

Loan Portfolio

Our total loan portfolio to customers reached R$ 321.3 billion on December 31, 2018, an increase of 11.6% in 12 months, mainly due to an increase in loans to individuals and consumer finance portfolio. Loans to individuals grew 24.2% in 2018, driven by credit cards, payroll loans and mortgages, while our consumer finance loan portfolio grew 23.5%, mainly due to the fact that vehicle financing increased at a faster pace than the market growth rate.

In 2017, our total loan portfolio totaled R$287.8 billion, an increase of 7.2% as compared to the year ended December 31, 2016, driven by loans to individuals (principally credit cards, payroll loans and agricultural loans) and consumer finance portfolio.

Our consumer finance loan portfolio grew 24.7% in 2017, mainly due to an increase in vehicle financing greater than the market growth rate.

Credit Quality

Our impaired assets to credit risk ratio was 7.0% for the year ended December 31, 2018, a 0.3 p.p. increase as compared to 6.7% in the year ended December 31, 2017. We believe this decrease was due to the effectiveness of our model and the strength of our risk management.

Our coverage ratio (provisions for impairment losses as a percentage of impaired assets) was 102.4% in the year ended December 31, 2018, a 7.0 p.p. increase as compared to 95.4% December 31, 2017.

Our Basel Capital adequacy ratio, calculated in accordance with the regulations and guidance of the Brazilian Central Bank, was 15.1% for the year ended December 31, 2018, a decrease from 15.8%, as of December 31, 2017. For the year ended December 31, 2016 this ratio was 15.8%. Our capital indicators remain at comfortable levels and support our growth.

Deposits

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 13.5% to R$403.2 billion on December 31, 2018. For the year ended December 31, 2017, deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits amounted to R$355.4 billion, a 9.0% increase compared to R$326.1 billion in the year ended December 31, 2016.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2018, 2017 and 2016:

Consolidated Profit for the Year

Our consolidated profit for the year ended December 31, 2018 was R$12,800 million, an increase of R$3,662 million, or 40.1%, as compared to our consolidated profit of R$9,138 million for the year ended December 31, 2017 as a result of:

(i)     an increase of R$6,975 million in net interest income mostly driven by growth in our loan portfolio driven by our commercial banking segment;

(ii)    an increase of R$1,410 million in net fees and commissions, primarily as a result of an increase of R$571 million in revenues from credit and debit cards, an increase of R$370 million in revenues from current account services and an increase of R$354 million in revenues from insurance and prize- linked savings products. These increase were in turn due to an 11.6% increase in our total active customer base and an 24.8% increase in the number of loyal customers;

(iii)  a decrease of R$7,163 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), both of which include the effects of the hedge for investment held abroad.

Our consolidated profit for the year ended December 31, 2017 was R$9,138 million, an increase of R$1,673 million, or 22.4%, as compared to our consolidated profit of R$7,465 million for the year ended December 31, 2016 primarily as a result of (i) an increase of R$4,360 million in net interest income as a result of an increase in the volume of transactions primarily due to our expanded digital offering and an increase in the number of loyal customers (ii) lower expenses of R$3,543 million tax expenses and (iii) a decrease of R$6,017 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), both of which include the effects of the hedge for investment held abroad (i.e., R$6,950 million of gains in tax expenses line and losses in gains/losses on financial assets and liabilities (net) and exchange differences (net)).

Net Interest Income

Net interest income for the year ended December 31, 2018 was R$41,921 million, a 20.0% or R$6,975 million increase from R$34,946 million for the year ended December 31, 2017. This increase was mainly due to an 11.6% increase in the volume of our credit portfolio which was primarily concentrated in our commercial banking segment, and which was partially offset a decrease in our revenues from deposits as a result of interest rate being lower in the fiscal year ended December 31, 2018 than the fiscal year ended December 31, 2017.

Net interest income for the year ended December 31, 2017 was R$34,946 million, a 14.3%, or R$4,360 million, increase from R$30,586 million for the year ended December 31, 2016. This increase was mainly due to a 7.2% increase in the volume of loans extended to customers and an increase in the margin we charge on these loans, both of which were primarily concentrated in our commercial banking segment. In addition, our revenues from deposits increased as a result of our liability management plan, which included: (i) increase in the average margins charged on deposit products which we offer, and (ii) an increase in the proportion of products which we offer on which we charge relatively higher margins.

Average total earning assets in 2018 were R$608.0 billion, a 9.3% or R$51.8 billion increase from R$556.2 billion in 2017. The principal drivers were an increase of R$26.8 billion, or 9.7%, in the average of loans and advances to customers, a R$17.3 billion increase in average of debt instruments and a R$14.0 billion increase in average of loans and amounts due to credit institutions, which were offset by a R$ 5.7 billion decrease in average of cash on balances with the Brazilian Central Bank. Net yield (the net interest income divided by average earning assets) was 6.9% in 2018 compared to 6.4% in 2017, an increase of 0.5 p.p.

Average total earning assets in 2017 were R$556.2 billion, a 10.3% or R$51.9 billion increase from R$504.3 billion in 2016. The principal drivers were an increase of R$38.0 billion, or 15.9%, in the average of loans and advances to customers and an increase R$18.7 billion in average of debt instruments. Net yield (the net interest income divided by average earning assets) was 6.4% in 2017 compared to 6.2% in 2016, an increase of 0.2 p.p.

Average total interest liabilities in 2018 were R$463.4 billion, an 11.2% or R$46.6 billion increase from R$416.8 billion in 2017. The main drivers of this growth were an increase of R$41.3 billion in customer deposits, an increase of R$13.4 billion in deposits from the Brazilian Central Bank and deposits from credit institutions and an increase of R$2.3 billion in subordinated debts, which were offset by a decrease of R$10.5 billion in marketable debt securities.

Average total interest liabilities in 2017 were R$416.8 billion, a 2.1% or R$8.7 billion increase from R$408.1 billion in 2016. The main drivers of this growth were an increase of R$14.7 billion in customer deposits and an increase of R$13.0 billion in deposits from the Brazilian Central Bank and deposits from credit institutions, which were partially offset by a decrease of R$13.7 billion in marketable debt securities and a decrease of R$5.3 billion in subordinated debts.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 5.4% in 2018, mainly due to higher share of our Commercial Banking segment in our total results and a decrease in the cost of funding, associated with the overall reduction in the country’s interest rate as compared to and 4.0% in 2017 and 2016.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2018 was R$66 million, a R$6 million decrease from R$72 million for the year ended 2017. This decrease was mainly due to the negative results of operations of Tecban (Tecnologia Bancária S.A.), a jointly controlled company, which were partially offset by positive results of operations of Webmotors S.A., a jointly controlled company. Income from companies accounted for by the equity method for the year ended December 31, 2017 was R$72 million, a R$24 million increase from R$48 million for the year ended December 31, 2016. This increase was mainly due to the positive results of operations of Banco RCI Brasil S.A., a jointly-controlled company, which were partially offset by negative results of operations of Webmotors S.A., a jointly-controlled company.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2018 reached R$14,132 million, a 11.1% or R$1,410 million, increase as compared to R$12,722 million for the year ended December 31, 2017. This increase was mainly due to an increase of R$571 million in revenues from credit and debit cards, R$370 million in revenues from current account services, R$354 million in revenues from insurance and prize-linked savings products. Net fees and commissions for the year ended December 31, 2017 reached R$12,722 million, a 15.9%, or R$1,744 million, increase from R$10,978 million for the year ended December 31, 2016. This increase was mainly due to an increase of R$670 million in revenues from credit and debit cards, R$543 million in revenues from current account services, R$337 million in revenues from insurance and prize-linked savings products and an increase of R$283 million in revenues from capital markets services.

Net fees and commissions from credit and debit cards totaled R$4,264 million for the year ended December 31, 2018, an increase of 15.5% compared to the year ended December 31, 2017. This increase was primarily due to a higher transaction volume in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017 (2.338,2 million in the year ended December 31, 2018 as compared to 1.987,6 million the year ended December 31, 2017). Net fees and commissions from credit and debit cards totaled R$3,692 million for the year ended December 31, 2017, an increase of 22.2% compared to the year ended December 31, 2016. This increase was primarily due to a higher transaction volume (1.987,6 million in the year ended December 31, 2017 as compared to 1.651,5 million the year ended December 31, 2016).

Net fees and commissions from current account services totaled R$3,913 million for the year ended December 31, 2018, an increase of 10.4% compared to the year ended 2017 explained by an increase in the number of our digital channel transactions of 36.5% and an increase in the base of active current account holders. Net fees and commissions from current account totaled R$3,544 million for the year ended December 31, 2017, an increase of 18.1% compared to the year ended December 31, 2016 primarily due to an increase in the volume of transactions of 20.2%.

Net fees and commissions from insurance and prize-linked savings products totaled R$3,169 million for the year ended December 31, 2018, a 12.6% increase compared to the year ended December 31, 2017, mainly due to credit life insurance associated with portfolio dynamics. Net fees and commissions from insurance and prize-linked savings products totaled R$2,815 million for the year ended December 31, 2017, an increase of 13.6% compared to the year ended December 31, 2016, mainly due to the expansion of our product portfolio and the growth in credit related insurance products.

Revenues from fees and commissions charged in connection with capital markets totaled R$916 million for the year ended December 31, 2018, an increase of 4.9% compared to the year ended 2017, mainly due to an increase in revenues from securities placements. Revenues from fees and commissions charged in connection with capital markets totaled R$873 million for the year ended December 31, 2017, an increase of 47.9% compared to the year ended December 31, 2016, mainly due to an increase in revenues from securities placements

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
	2018	2017	2016	% change 2018/2017	Change% 2017/2016
		(em milhões de R$, exceto porcentagens)
Current account services	3,913	3,544	3,001	10.4	18.1
Collection and payment services	1,291	1152	957	12.0	20.4
Insurance and capitalization	3,169	2,815	2,478	12.6	13.6
Asset Management and pension funds	1289.080723	824	1,174	56.4	-29.8
Credit and debit cards	4,264	3,692	3,022	15.5	22.2
Capital markets	915.6970806	873	590	4.9	47.9
Trade finance	1227.539743	956	855	28.4	11.8
Tax on services	670.8877914	-526	-515	27.5	2.2
Others	1266.259674	-608	-584	108.3	4.1
Total	14,132	12,722	10,978	11.1	15.9

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2018 were losses of R$5,589 million, a of R$7,163 million decrease from gains of R$1,574 million for the year ended December 31, 2017. This variation is mainly due to a decrease of R$5,057 million in derivatives transactions as a consequence of our results of hedging on investment abroad, which was offset by the same amount in income taxes. Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were R$278 million for the year ended December 31, 2018, a 88.4% decrease from R$2,386 million compared to the year ended December 31, 2017 primarily due to positive results in our derivative positions as a result of market volatility occurred in the fiscal year ended December 31, 2017 did not occur in the fiscal year ended December 31, 2018.

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2017 were gains of R$1,574 million, a R$6,017 million increase from losses of R$7,591 million for the year ended December 31, 2016. This variation is mainly due to a decrease of R$6,950 million in derivatives transactions as a consequence of our results on investment abroad, which was offset by the same amount in income taxes. Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were R$2,384 million for the year ended December 31, 2017, a 64.3% increase from R$1,451 million compared to the year ended December 31, 2017, primarily due to positive results in our derivative positions as a result of market volatility.

           The following table presents our gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net) for the periods indicated.

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
	(in millions of R$, except percentages)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	-5,589	1,574	7,591	-455.1	-79.3
Effects of the hedge for investment held abroad	-5867	-810	6,140	624.3	-113.2
Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding Hedge Impact(1)	278	2,384	1,451	-88.4	64.3

(1)  Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure.

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2018 were expenses of R$1,056 million, an increase of R$384 million compared to expenses of R$672 million for the year ended December 31, 2017, mainly due to assets we received as guarantees from our customers. Other operating income/expenses for the year ended December 31, were expenses of R$672 million, an increase of R$47 million compared to expenses of R$625 million for the year ended December 31, 2016, primarily due to an increase in contributions to a deposit protection scheme known as the Credit Guarantee Fund (Fundo Garantidor de Crédito).

Administrative Expenses

Administrative expenses for the year ended December 31, 2018 were R$16,792 million, a R$672 million increase compared to expenses of R$16,121 million for the year ended December 31, 2017. For the year ended December 31, 2017, our administrative expenses of R$16,121 million reflected a R$1,200 million increase compared to administrative expenses of R$14,920 million for the year ended December 31, 2016. The performance in both periods is primarily attributed to higher data processing and personnel expenses.

Personnel expenses increased R$269 million for the year ended December 31, 2018.This performance can be attributed to the increase in wages and salaries and social security costs and benefits, which are in line with our meritocratic culture and the performance of our business. In the year ended December 31, 2017, our personnel expenses increased R$560 million compared to the same period in 2016, as a consequence of the increase in wages and salaries and social security costs, mainly due to higher profit sharing expenses related to the incentive plan expenses aligned with the performance of our business.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
	(in millions of R$, except percenta ges)
Wages and salaries	5,813	5,714	5,377	1.73	6.27
Social security costs	1,405	1,381	1,273	1.74	8.48
Benefits	1,387	1,309	1,278	5.96	2.43
Training	63	58	63	8.62	-7.94
Other personnel expenses	538	475	386	13.26	23.06
Total	9,206	8,937	8,377	3.01	6.68

Other administrative expenses increased R$403 million to R$7,586 million for the year ended December 31, 2018 from R$7,183 million for the year ended December 31, 2017, mainly due to: (i) a R$422 million increase in technology and systems associated with greater transactionality and expansion of our customer base, (ii) an R$189 million increase in specialized and technical services especially technology services. These expenses growth were partially offset by a R$136 million drop in communications. Other administrative expenses increased R$640 million from R$6,543 million for the year ended December 31, 2016 to R$7,183 million for the year ended December 31, 2017. This increase primarily reflects higher expenses with specialized and technical services, technology and systems, and advertising and communications as a consequence of our commercial actions in line with business transformations.

           The following table sets forth our administrative expenses for each of the periods indicated:

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
	(in millions of R$, except percentages)
Specialized and technical services	2,090	1,901	1,745	9.9	9.0
Property, fixtures and supplies	1,331	1,284	1,279	3.7	0.5
Technology and systems	1,786	1,365	1,247	30.8	9.5
Advertising	622	618	487	0.6	26.9
Communications	457	593	489	-22.9	21.4
Per diems and travel expenses	127	107	133	18.7	-19.6
Surveillance and cash courier services	617	630	622	-2.1	1.3
Other administrative expenses	556	685	542	-18.8	26.3
Total	7,586	7,183	6,543	5.6	9.8

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 33.9% in the year ended December 31, 2018, as compared to 33.1% for the year ended December 31, 2017. For the year ended December 31, 2016 it was 30.6%. Our adjusted efficiency ratio, which excludes the effect of the hedge for investment held abroad was 30.3%, 32.5% and 34.9% in 2018, 2017 and 2016, respectively.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2018 was R$1,740 million, a R$78 million increase from R$1,662 million for the year ended December 31, 2017, mainly due to higher depreciation expenses related to technology items and higher amortization expenses in relation to third party real estate and facilities. For the year ended December 31, 2017, depreciation and amortization amounted to R$1,662 million, a R$180 million increase from R$1,483 million for the year ended December 31, 2016. This was principally due to impairment of intangible assets related to software of R$155 million and an increase of R$29 million incurred in connection with lease renewals.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,000 million for the year ended December 31, 2018, a decrease of R$1,310 million compared to R$3,309 million for the year ended December 31, 2017, mainly due to a decrease of R$816 million related to the past service cost in the contribution established for a post-employment benefit plan named Cabesp due to changes in the plan in the first half of 2018 (for further information, see note 22. to our audited consolidated financial statements) and lower gains related to foreclosed assets.

In the year ended December 31, 2017, provisions (net) totaled R$3,309 million, an increase of R$584 million compared to R$2,725 million for the year ended December 31, 2016. This increase was mainly due to an increase in provisions related to civil and labor contingences and by our participation in the incentive installment payment program related to ISS taxes and the participation in the amnesty program for outstanding taxes and social security debts (in accordance with Provisional Measure No.783/2017). For further information, see note 24.c1 from our audited consolidated financial statements.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2018 were R$12,713 million, an R$375 million increase compared to R$12,338 million for the year ended December 31, 2017. This increase was principally due to Installment Loans to Individuals, because of the IFRS 9 adoption in 2018 and the recurrent growth of the credit portfolio in this segment.

For the year ended December 31, 2017, impairment losses on financial assets (net) were R$12,338 million, an R$963 million decrease compared to R$13,301 million for the year ended December 31, 2016 principally due to:

•        A decrease of 7.9%, or R$1,052 million, in impairment loss for loans and receivables to R$12,338 million as of December 31, 2017, from R$13,390 million on December 31, 2016. We believe this decrease is primarily a result of our risk management strategy and which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

•        A decrease of R$89 million in other financial instruments not measured at fair value from a revenue of R$88 million in the year ended December 31, 2016 to a loss of R$1 million in the year ended December 31, 2017.

Our credit risk exposure portfolio increased by R$33.7 billion to R$364.2 billion as of December 31, 2018 compared to R$330.5 billion as of December 31, 2017. Furthermore, our impaired assets increased R$3.3 billion from R$19.1 billion as of December 31, 2017 to R$22.4 billion for the year ended December 31, 2018. The default rate increased by 33 basis points in 2018 in comparison with 2017.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2018 and December 31, 2017 and 2016.

	For the Year Ended December 31,
	2018	2017	2016	% Diferença 2018/2017	Diferença% 2017/2016
	(in millions of R$, except percentages)
Loans and advances to customers gross	321,933	287,829	268,438	11.8	7.2
Impaired assets	22,426	19,145	18,887	17.1	1.4
Provisions for impairment losses	22,969	18,262	18,191	25.8	0.4
Credit risk exposure – customers(1)	364,182	330,474	301,703	10.2	9.5
Ratios
Impaired assets to credit risk exposure	6.20%	5.80%	6.30%	0,4 p.p	(0,5) p.p
Coverage ratio(2)	102.40%	95.40%	96.30%	7 p.p	(0,9) p.p
Impairment losses on loans and receivables	-	(12,338)	(13,390)	-100.0	-7.9
Financial Assets Measured At Amortized Cost and contingent commitments	(12,713)	-	-	0.0	0.0
Impairment losses on other financial instruments not measured at fair value through profit for loss(3)	-	(1)	88	-100.0	-101.3
Total of Impairment losses on financial assets (net)(4)	(12,713)	(12,338)	(13,301)	3.0	-7.2

1)   Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$321,933 million and guarantees and documentary credits amounting to R$42,260 million. We present the off- balance information to better demonstrate our total managed credit risk.

(2)      Provisions for impairment losses as a percentage of impaired assets.

(3)  Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”

(4)  As of December 31, 2018, 2017 and 2016, our total of impairment losses on financial instruments included R$2,714 million, R$2,784 million and R$1,555 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2014 through 2018:

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2018, 2017 and 2016.

	For the Year Ended December 31
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
	(in millions of R$, except percentages)
Commercial and industrial	11,832	11,994	11,629	-1.4	3.1
Real estate	1036	782	719	32.5	8.8
Installment loans to individuals	9,499	6,304	6,488	50.7	-2.8
Lease financing	59	65	52	-9.2	25.0
Total	22,426	19,145	18,888	17.1	1.4

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,832 million as of December 31, 2018, a decrease of R$162 million, or 1.3%, compared to R$11,994 million as of December 31, 2017. The decrease in impaired assets in this portfolio was the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts.

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,994 million as of December 31, 2017, an increase of R$365 million, or 3.1%, compared to R$11,629 million as of December 31, 2016. The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy in the last three years, affecting our commercial and industrial portfolio.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,036 million on December 31, 2018, an increase of R$254 million, or 32.5%, compared to R$782 million as of December 31, 2017. The increase was due to the adoption of IFRS 9 criteria this year and some defaults by individuals as a result of the weak macroeconomic conditions in Brazil.

Impaired assets in the real estate lending portfolio totaled R$782 million on December 31, 2017, an increase of R$63 million compared to R$719 million as of December 31, 2016.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$9,499 million as of December 31, 2018, with an increase of R$3,195 million, or 50.7%, compared to 2017. This increase was a result of adoption of IFRS 9 criteria this year and the weak macroeconomic conditions in Brazil.

On December 31, 2017, our impaired assets in the installment loans to individuals lending portfolio totaled R$6,304 million, with a decrease of R$184 million, or 2.8%, compared to 2016. This decrease was a result of renegotiation practices for customers during restructuring programs along the year which reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Financial Leasing

Impaired assets in the lease financing lending portfolio totaled R$59 million on December 31, 2018, a decrease of R$6 million compared to December 31, 2017.

Impaired assets in the financial leasing lending portfolio amounted to R$65 million as of December 31, 2017, an increase of R$13 million compared to December 31, 2017. The increase in impaired assets was mainly due to defaults by certain borrowers as a result of weak macroeconomic conditions in Brazil.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2018 amounted to losses of R$508 million, an increase of R$52 million as compared to the year ended December 31, 2017, mainly due to higher loss provision of non onlending payroll loans. For the year ended December 31, 2017, impairment losses on other assets (net) amounted to losses of R$457 million, an increase of R$342 million as compared to 2016. This increase was primarily due to impairment losses of R$306 million related to system acquisition and development that did not occur in 2017.

Other Nonfinancial Gains/Losses

Other nonfinancial gains/losses were gains of R$156 million during the year ended December 31, 2018, a positive variation of R$481 million from losses of R$324 million during the year ended December 31, 2017, primarily due to (i) an increase of R$272 million related to provisions for devaluations on real estate that occurred in 2017 that did not occurred in 2018; (ii) an increase of R$181million of which R$104 million are related to an income from the reversal of the provision for impairment of properties and R$78 million are related form the sale of assets received in the recovery of credits with customers. For further information, see note 42 and 43 from our audited consolidated financial statements.

During the year ended December 31, 2017, other nonfinancial gains/losses were losses of R$324 million, a negative variation of R$233 million from gains of R$91 million during the year ended December 31, 2016, mainly due to the disposal of property received in the collection process and the provision of the recoverable value of these assets.

Operating Profit Before Tax

Operating profit before tax for the year ended December 31, 2018 was R$15,910 million, an increase of R$1,396 million, or 9.6%, as compared to R$14,514 million for the year ended December 31, 2017. In the year ended December 31, 2016, our operating profit before tax for the year end was R$16,384 million.

Excluding the effects of the hedge for investment held abroad operating profit before tax amounted to R$21,777 million for the year ended December 31, 2018, a 42.1% increase from R$15,324 million compared to the year ended December 31, 2017. In the year ended December 31, 2016 operating profit before tax was R$10,244 million.

The table below presents our operating profit before tax and our operating profit before tax excluding the effects of the hedge for investment held abroad for the periods presented.

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
	(in millions of R$, except percentages)
Operating Profit Before Tax	15,910	14,514	16,384	9.6	-11.4
Effects of the hedge for investment held abroad	-5867	-810	6,140	624.3	-113.2
Adjusted operating profit before tax	21,777	15,324	10,244	42.1	49.6

(1)   Adjusted operating profit is a non-GAAP measure.

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS (which are social contributions due on certain revenues net of some expenses). Income taxes amounted to expenses of R$3,110 million for the year ended December 31, 2018, a R$2,266 million decrease from expenses of R$5,376 million for the year ended December 31, 2017. This decrease was mainly attributable to the foreign exchange gains of R$5,057 million as a consequence of the effects of foreign exchange rate variations in investments abroad for our foreign branches and subsidiary, and the associated hedging instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line.

For the year ended December 31, 2017, income taxes amounted to expenses of R$5,376 million for the year of 2017, a R$3,543 million decrease from losses of R$8,919 million for the year ended December 31, 2016. This decrease was mainly attributable to the following events: (i) foreign exchange gains of R$6,950 million as a consequence of the effects of foreign exchange rate variations on the investment abroad on our foreign branch and subsidiary, and the associated hedging instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line and (ii) the recognition of certain deferred tax credits during 2017 as a result of the decrease of CSLL rate from 20% to 15% applicable from 2019 onwards.

The following table shows our income taxes and income taxes excluding the effects of the hedge for investment held abroad for the periods indicated.

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
	(in millions of R$, except percentages)
Income taxes	-3,110	-5,376	-8,919	-42.1	-39.7
Effects of the hedge for investment held abroad	-5867	810	-6,140	-824.3	-113.2
Income taxes excluding effects of the hedge for investment held abroad	2,757	-6,186	-2,779	-144.6	122.6

*Income taxes excluding effects of the hedge for investment held abroad is a non-GAAP measure.

Results of Operations by Segment for the Years Ended December 31, 2018, 2017 and 2016

The following tables show our results of operations for the years ended December 31, 2018, 2017 and 2016, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
	(in millions of R$, except percentages)
Net interest income	39,391	32,392	27,366	21.6	18.4
Income from equity instruments	10	83	259	-88.0	-67.9
Income from companies accounted for by the equity method	66	72	48	-8.3	50.0
Net fee and commission income	12,537	11,262	9,580	11.3	17.6
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	-6752	-26	5,619	25869.2	-100.5
Other operating income (expenses)	-966	-641	-611	50.7	4.8
Total income	44,286	43,143	42,261	2.7	2.1
Personnel expenses	-8,404	-8,167	-7,638	2.9	6.9
Other administrative expenses	-7,186	-7,012	-6,273	2.5	11.8
Administrative expenses	-15,590	-15,179	-13,911	2.7	9.1
Depreciation and amortization	-1,637	-1,560	-1,382	4.9	12.9
Provisions (net)	-1,948	-3,190	-2,685	-38.9	18.8
Impairment losses on financial assets (net)	-12,420	-11,233	-11,607	10.6	-3.2
Impairment losses on other assets (net)	-450	-436	-114	3.2	281.9
Other nonfinancial gain (losses)	156	-324	91	-148.1	-456.9
Operating profit before tax	12,397	11,220	12,652	10.5	-11.3

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
	(in millions of R$, except percentages)
Operating Profit Before Tax	12,397	11,220	12,652	10.5	-11.3
Effects of the hedge for investment held abroad	-5867	-810	6,140	624.3	-113.2
Adjusted Operating Profit Before tax	18,264	12,030	6,512	51.8	84.7

2018 and 2017

            Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2018 was R$12.4 billion, a R$1.2 billion increase from R$11.2 billion for the year ended December 31, 2017. This variation was mainly due to:

•        An increase of R$6,998 million in net interest income for the year ended December 31, 2018, compared to the year ended December 31, 2017, as a result of an increase in volume of loans extended to customers, partially offset by revenues from deposits decreased as a result of interest rates being lower in the fiscal year ended December 31, 2018 than in the fiscal year ended December 31, 2017.

•        An increase of R$1,275 million in net fee and commission income for the year ended December 31, 2018, compared to the year ended December 31, 2017, mainly due to (i) an increase in revenues from credit and debit cards, (ii) an increase in revenues from current accounts, and (iii) an increase in revenues from insurance and prize-linked savings products.

This variation was partially offset by:

•        A decrease of R$6,728 million in gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2018, compared to the year ended December 31, 2017. This variation is mainly due to a decrease of R$5,057 million in derivatives transactions as a consequence of our results of hedging on investment abroad.

            Excluding the effects of the hedge for investments held abroad on our revenues, our operating profit before taxes would have been R$18.3 billion, 51.8% higher than in the fiscal year ended December 31, 2017. Operating profit before taxes excluding the hedge of investments held abroad is a non-GAAP measure.

2017 and 2016

            Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2017 was R$11.2 billion, a R$1.4 billion decrease from R$12.6 billion for the year ended December 31, 2016. This variation was mainly due to:

•        An increase of R$5,026 million in net interest income for the year ended December 31, 2017, compared to the year ended December 31, 2016, as a result of an increase in volume of loans extended to customers, an increase in the margin we charge on these loans and an increase in revenues from deposits as a result of our liability management plan.

•        An increase of R$1,682 million in net fee and commission income for the year ended December 31, 2017, compared to the year ended December 31, 2016, mainly due to (i) an increase in revenues from current accounts, (ii) an increase in revenues from credit and debit cards, and (iii) an increase in revenues from insurance and prize-linked savings products.

•        A decrease of R$375 million in impairment losses on financial assets (net) for the year ended December 31, 2017, compared to the year ended December 31, 2016. This decrease reflects the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligation.

This variation was partially offset by:

•        A decrease of R$5,645 million in gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2017, compared to the year ended December 31, 2016. This variation is mainly explained by a decrease of R$6,590 million from derivatives transactions, as a consequence of our results of hedging on investments abroad.

•        Excluding the effects of the hedge for investments held abroad on our revenues, our operating profit before taxes would have been R$12.0 billion, 84.7% higher than in the fiscal year ended December 31, 2017.

Global Wholesale Banking

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
	(in millions of R$, except percentages)
Net interest income	2,531	2,554	3,221	-0.9	-20.7
Income from equity instruments	1,595	1,460	1,397	9.2	4.5
Net fee and commission income	1,163	1,600	1972	-27.3	-18.9
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	-90	-31	-14	190.3	132.9
Other operating income (expenses)	5,222	5,582	6,576	-6.5	-15.1
Total income	-1202	-943	-1009	27.5	-6.5
Administrative expenses	-802	-771	-739	4.0	4.3
Personnel expenses	-400	-172	-270	132.6	-36.5
Other administrative expenses	-103	-102	-101	1.0	0.9
Depreciation and amortization	-53	-119	-39	-55.5	n.d
Provisions (net)	-294	-1,105	-1,694	-73.4	-34.7
Impairment losses on financial assets (net)	-58	-21	0	176.2	n.d
Impairment losses on other assets (net)	3,512	3,293	3,732	6.7	-11.8

2018 and 2017

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2018 was R$3.5 billion, a 6.7%, or R$220 million, an increase from R$3.5 billion for the year ended December 31, 2017.

This variation was mainly due to:

an increase of R$812 million in impairment losses on financial assets (net) principally as a result of our risk management strategy and recovery campaigns for our customers.

This variation was partially offset by:

•        a decrease of R$437 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), mainly explained by a decrease in gains from derivatives and market positions and a decrease in property trading.

2017 and 2016

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2018 was R$3.3 billion, a 11.8%, or R$439 million, a decrease from R$3.7 billion for the year ended December 31, 2017.

This variation was mainly due to:

•        a decrease of R$666 million in net interest income, principally due to lower income from market activities with customers and our proprietary trading; and

•        a decrease of R$372 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), mainly explained by a decrease in gains from derivatives and market positions. This variation was partially offset by an increase of R$589 million in impairment losses on financial assets (net), primarily due to our risk management.

10.3    Occurred and expected events with material effects on the financial statements:

a.introduction or disposal of operating segment

No introduction or disposal of any operating segment in the Company was carried out over the last three (3) fiscal years.

b.establishment, acquisition or disposal of equity interest

•         Put option of the remaining equity interest in Banco Olé Bonsucesso Consignado S.A. against Aymoré Crédito, Financiamento e Investimento S.A

On March 14, 2019, the minority shareholder of Banco Olé formalized its interest in exercising the put option right provided in the Investment Agreement executed with Aymoré CFI, on July 30, 2014, to sell its 40% equity interest in Banco Olé to Aymoré CFI, a controlled entity of Santander Brasil. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

•         Investment in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On December 12, 2014, we, through Aymoré CFI, acquired shares issued by Super Pagamentos e Administração de Meios Eletrônicos S.A., or “Super”, representing 50% of Super’s total and voting capital. Super is a Brazilian digital service provider that offers online payment accounts, prepaid cards and access to simplified financial services.

On January 4, 2016, Aymoré CFI informed the sellers of its decision to exercise the call option for the shares representing the remaining 50% of Super’s total voting capital owned by the sellers, for a value of approximately R$113 million. The transaction was completed on March 10, 2016, following receipt of approval from the Brazilian Central Bank.

•         Financial Cooperation and Joint Venture with Banque PSA Finance

On July 24, 2015, and in furtherance of the partnership in Europe between Banque PSA Finance, or “Banque PSA”, and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA Peugeot Citroën, or “PSA”, brands (which include Peugeot, Citroën and DS), we entered into binding agreements for a joint venture in Brazil with Banque PSA to offer financial and insurance products to consumers and distributors of PSA brands in Brazil.

After the fulfilment of the applicable conditions precedent, which included obtaining the appropriate regulatory authorizations, the joint venture began its operations on August 1, 2016.

The principal entity under which the partnership is active in Brazil is Banco PSA Finance Brasil S.A., 50% of which is held by our wholly-owned subsidiary, Aymoré CFI, and 50% of which is owned by Banque PSA. The transaction also contemplated the acquisition by Santander Brasil of 100% of PSA Finance Arrendamento Mercantil S.A. and 50% of PSA Corretora de Seguros e Serviços Ltda., an entity of the PSA group dedicated to the distribution of insurance products in Brazil.

The joint venture adds the network of PSA Group’s distributors in Brazil to the distribution channels of Santander Brasil for the offering of financial and insurance products, especially in the vehicle-financing sector.

•         Establishment of Credit Intelligence Bureau

On January 20, 2016, we entered into a non-binding memorandum of understanding with Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A., for creation of a credit intelligence bureau, Gestora de Inteligência de Crédito S.A., or “CIB”. The CIB was structured as a corporation and each of Santander Brasil, Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A. have a 20% ownership stake in the corporation.

The purpose of the CIB is to develop a database that, in conformity with applicable laws, will collect, reconcile and handle the credit information of individuals and legal entities that register with the CIB and expressly authorize the inclusion of their credit information on the CIB’s database. We believe this initiative will lead to an increased degree of efficiency and improvement of our credit management activities, and will also facilitate the disbursement of long- and medium-term lines of credit to participants in the Brazilian Financial System and to other corporate entities.

On April 14, 2017, the definitive documents were signed by the shareholders. The necessary regulatory authorizations, including by the Brazilian Central Bank and the CADE, have already been granted. We estimate that the CIB will become fully operational in 2019.

•         Joint Venture with Hyundai Capital Services, Inc.

On April 28, 2016, our wholly-owned subsidiary Aymoré CFI entered into a joint venture with Hyundai Capital Services, Inc., or “Hyundai Capital”, for the purposes of incorporating (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company. These entities were incorporated in order to provide, respectively, auto finance and insurance brokerage services and products to consumers through Hyundai dealerships in Brazil.

Aymoré CFI holds a 50% equity stake in Banco Hyundai Capital Brasil S.A., while Hyundai Capital holds the remaining 50% equity interest.

On February 21, 2019, the Brazilian Central Bank granted Banco Hyundai Capital Brasil S.A. the authorization to operate as a banking entity. We estimate that Banco Hyundai Capital Brasil S.A. will begin operations in the first half of 2019.

The formation of the insurance brokerage company remains subject to regulatory approval. We expect to receive this approval during the course of 2019.

•         Partnership with American Airlines Inc.

On December 9, 2016, Santander Brasil and American Airlines Inc. entered into a 10-year commercial participation agreement for the marketing and issuance of co-branded credit cards, with the purpose of offering AAdvantage® miles to their respective customers as a result of their daily purchases.

•         Opening of the branch in Luxembourg

On June 9, 2017, we received authorization from the Brazilian Central Bank to establish a branch in Luxembourg, with capital in an amount equivalent to U.S.$1 billion. The purpose of this branch is to offer international financial services to corporate customers with overseas operations. The branch was authorized by the Minister of Finance of Luxembourg on March 5, 2018.

•         Acquisition of equity stake in Ipanema Empreendimentos e Participações S.A., currently named Return Capital Serviços de Recuperação de Créditos S.A. (“Return Credit Management”), and Gestora de Investimentos Ipanema S.A., currently named Return Gestão de Recursos S.A. (“Return Asset” and, together with Return Credit Management, the “Return Entities”)

On October 16, 2017, Santander Brasil, through its wholly-owned subsidiary Atual Companhia Securitizadora de Créditos Financeiros, acquired a direct equity interest in Return Credit Management, and an indirect equity interest in Return Asset, corresponding to 70% of Return Entities’ share capital.

The Return Entities are active in the credit recovery intelligence sector, providing services such as credit portfolio evaluation and pricing, collection, management and recovery of non-performing loans. Return Credit Management focuses on portfolio pricing, collection and credit recovery management while Return Asset, as an authorized asset manager duly licensed by the CVM, is responsible for the management of credit funds in which the portfolios of the Return Entities’ customers are concentrated.

We intend to increase our recovery indicators with regards to non-performing loans by using the know-how of the Return Entities. We also intend for the Return Entities to continue to provide non-performing loan recovery and credit management services to third parties.

•         Joint Venture with HDI Seguros

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership through the creation of a new insurance company called Santander Auto S.A., or “Santander Auto”. Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. Santander Auto will focus on offering motor insurance policies through a 100% digital platform. The transaction closed on October 9, 2018 when the documentation to form Santander Auto S.A. was executed. On January 11, 2019, SUSEP granted Santander Auto the regulatory authorization to operate.

•         Sale of BW Guirapá I S.A.

On December 22, 2017, our wholly-owned subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A., or “Santander Investimentos”, Cia. de Ferro Ligas da Bahia – FERBASA S.A., or “FERBASA” and Brazil Wind S.A., or “Brazil Wind” entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I S.A., or “BW I” and owned by Santander Investimentos and Brazil Wind to FERBASA. The transaction also encompassed the seven wind farms organized as special purpose companies held by BW I. The base purchase price for the total shares owned by Santander Investimentos was R$392 million (an additional payment of up to R$34.8 million may be due if certain future operational milestones set forth in the agreement are achieved). The CADE approved the transaction on January 17, 2018, and the transaction was completed on April 2, 2018.

•         Acquisition of Technology Companies

On February 19, 2018 and February 28, 2018, Santander Brasil concluded the acquisition of the totality of shares of, respectively, Isban Brasil S.A. and Produban Serviços de Informática S.A., or the Technology Companies, for a price of approximately R$61 million and R$43 million, respectively. The Technology Companies were indirectly controlled by Santander Spain. Additionally, on February 28, 2018, Isban Brasil S.A. was merged into Produban Serviços de Informática S.A. which, on the same date, had its corporate name changed to Santander Brasil Tecnologia S.A., or “Santander Tecnologia”.

The Technology Companies were the main providers of technical support and maintenance services related to software and hardware of Santander Brasil. The transaction permitted Santander Brasil to directly control local technology services through Santander Tecnologia and therefore increase the proximity thereof to its business, adopt time-to-market solutions, flexibility, and improve quality and efficiency.

•         Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, our indirectly controlled subsidiary Santander Finance Arrendamento Mercantil S.A. was converted into a securities brokerage company and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion was approved by the Brazilian Central Bank on November 21, 2018.

On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. changed its name to PI DTVM. The corporate name change was approved by the Brazilian Central Bank on January 22, 2019.

PI DTVM is a securities brokerage company, with an open digital platform, which will broaden the portfolio of financial products we offer to our clients.

•         Formation of BEN Beneficios

On June 11, 2018, we incorporated BEN Beneficios, an entity fully held by Santander Brasil, whose purpose is to create, supply and administer various types of vouchers and tickets used for the provision of employee benefits (such as for meals, transportation and cultural events) in the form of printed electronic and magnetic cards. We estimate BEN Beneficios will begin operations during the first quarter of 2019.

•         Formation of Esfera Fidelidade S.A.

On August 14, 2018, we incorporated Esfera Fidelidade S.A., an entity fully held by Santander Brasil, whose purpose is to develop and manage Santander Brasil’s customer loyalty programs. The company began operations in November 2018.

•         Discontinuation of Projections Disclosure

On August 22, 2018, we informed the market that we have decided to cease disclosing projections (guidance), including with regards to our delinquency ratio, efficiency ratio, status of commissions, indicators regarding our base of loyal customers and return on equity indicators.

•         Buyback Program

On November 1, 2018, our board of directors approved, in continuation of the buyback program set to expire on November 5, 2018, a buyback program of units and ADRs issued by us, directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program will cover the acquisition of up to 37,753,760 units or ADRs, representing a combination of 37,753,760 common and 37,753,760 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program is up to 12 months beginning November 6, 2018, expiring on November 5, 2019.

•         Issuance of Notes

On November 5, 2018, our board of directors approved the issuance, through our Cayman Islands branch, of debt instruments to form part of our Tier 1 and Tier 2 regulatory capital in the aggregate amount of U.S.$2.5 billion, pursuant to an offering made to non-U.S. Persons under Regulation S of the U.S. Securities Act of 1993, as amended, or the “Notes Offer”.

Our board of directors also approved the redemption of instruments issued to form part of our Tier 1 and Tier 2 regulatory capital, in accordance with the board resolution of January 14, 2014. The redemption were carried out with funds raised through the Notes Offer.

On December 18, 2018, the Brazilian Central Bank authorized the transactions contemplated in the Notes Offer and the redemption, which were completed on January 29, 2019.

•         Acquisition of residual equity stake in Getnet

On December 19, 2018, the minority shareholders of Getnet exercised their right to sell all of their shares to Santander Brasil, or the “Put Option”, pursuant to the Shares’ Purchase and Sale Agreement and Other Covenants executed between the parties on April 4, 2014, or “SPA”. On the exercise date of the Put Option, we entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to 11.5% of the entity’s equity interest, in the amount of R$1.431 billion. The acquisition transaction was approved by the Brazilian Central Bank on February 18, 2019 and closing occured on February 25, 2019. As a result of this transaction, Santander Brasil currently owns 100% of Getnet’s issued and outstanding share capital.

c. Unusual events or transactions

Nothing to report.

10.4    Officers’ comments on:

a.           Significant changes in accounting practices

Since January 1, 2018, the Bank has adopted the new rule IFRS 9 and IFRS 15.

•  IFRS 9 – Financial Instruments: issued in its original format in July 2014, the IASB - International Accounting Standards Board approved the IFRS 9, which replaces the IAS 39 Financial Instruments, according to the guidelines arising from the G-20 (group composed by the finance ministers from 20 of the largest economies in the world) meeting, held in April 2009, establishing the financial instruments recognition and measurement.

i. Transition

As permitted by the transitional provisions of IFRS 9, the Group elected not to restate comparative figures. Any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognised in the opening retained earnings and other reserves of the current period. The Group has also elected to continue to apply the hedge accounting requirements of IAS 39 on adoption on IFRS 9.

Consequently, for notes disclosures, the consequential amendments to IFRS 7 disclosures have also only been applied to the current period. The comparative period notes disclosures repeat those disclosures made in the prior year.

ii. Financial assets and liabilities

Initial recognition and measurement

The Bank recognizes initially the loans and advances, deposits, debt instruments issued and subordinated liabilities at the date of origin.

All other financial instruments (including regular financial assets purchases and sales) are recognized at the date of trade which corresponds to when the Bank entered into the agreement.

A financial asset or liability is measured initially at fair value, added, in the case of an item not measured at fair value, by transaction cost directly attributable to its acquisition or issuance.

iii. Classification

Financial assets

On the initial recognition a financial asset is classified as measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A financial asset is measured at amortized cost if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows;

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

A debt instrument is measured at fair value through other comprehensive income if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows and the disposal of financial assets; and

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

On the initial recognition of an equity instrument not held for trading, the Bank may choose in an irrevocable way to recognize the subsequent fair value changes in Other Comprehensive Income (OCI). This option is made considering each investment individually. The option was not used by the Bank.

All other financial assets are classified as measured at fair value through profit and loss (FVPL).

Besides that, on the initial recognition, the Bank may irrevocably classify as measured at fair value through profit and loss a financial asset which, in other way, meet the requirements to be measured at amortized cost or at fair value through other comprehensive income if this classification eliminates or reduces substantially an accounting mismatch that could ever exist. This option was not used by the Bank.

iv. Business model evaluation

The Bank evaluates the purpose of its business models in which the assets are held in the portfolio level to evaluate the way the business is managed and information is provided to the Management. The information considered are:

• Defined policies and goals for the portfolio and the application of such policies. Highlighting, if Management’s strategy is focused on receiving contractual interest income, it should maintain a specific interest rate profile, or to adequate the assets duration;

• How the portfolio performance is evaluated and how it is reported to the Bank Management;

• The risks that affects the business model performance (and financial assets held in that business model) and how those risks are managed;

• How the business managers are compensated – for example – if the compensation is related to the fair value of the assets or in the contractual cash flows received;

• The frequency, volume and the moment of the sales in previous periods, the reason of such sales and their expectation over future sales. The information regarding sales activity should not be considered in isolation, but as part of a general evaluation of how the goal defined by the Bank to manage the financial assets is being achieved.

The financial assets held for trading or managed, which performance is evaluated based on the fair value, are measured at fair value through profit and loss once they are not held to receive the contractual cash flows nor to receive the contractual cash flows and financial assets sale.

v. Evaluation to determine if the contractual cash flows refer exclusively to principal and interest payments

For the purpose of this evaluation, “principal” is defined as the fair value of financial asset on the initial recognition. “Interests” are defined as the consideration for the value of the currency in time and to the credit risk associated to the amount of principal during a specific period and for other risks and loans basic costs (for example, liquidity risk and administrative costs) as well as for the profit margin.

To evaluate if the contractual cash flows refer exclusively to the payment of principal and interests, the Bank considers the contractual terms of the instrument. This includes evaluating whether the financial asset contains a contractual term that could change its deadline or the contractual cash flows in a way that it would not meet this condition. When carrying out the evaluation, the Bank considers:

• contingent events that could change the cash flows amount and deadline;

• leverage;

• prepayment deadlines and extension;

• terms that limit the Bank rights over the cash flows; and

• resources that modify the consideration of the currency value in time - for example, periodic readjustment of interest rates.

vi. Reclassification of the Financial Assets Categories

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Bank changes its business model to manage its financial assets.

vii. Financial assets write-off

The Bank writes-off a financial asset when the asset´s contractual cash flow expires or when the Bank transfers the rights to receive the contractual cash flow in a transaction which essentially all risks and benefits of the financial asset property are transferred or that the Bank does not transfer nor keep substantially all risks and benefits of the financial asset property and does not control it.

In the event of a financial asset written-off, the difference between the book value of the asset (or the book value allocated to the part of the asset written-off) and the sum of (i) the payments received (including any other obtained asset, deducted by any liability assumed) and (ii) possible gains or losses accumulated recognized in “Other comprehensive income” is registered in the income statement.

From the aforementioned adoption date of the IFRS, possible gains/losses accumulated and recognized in “Other comprehensive income” related to the equity instruments designated at fair value through other comprehensive income are not registered in the income statement through write-off of such instruments.

The Bank carries out transfer operations of assets recognized in its financial statement but keep all or substantially all risks and benefits of the assets transferred or part of them. In this case, the transferred assets are not written-off. Examples of such operations include assignments of loan portfolios with substantial retention of risks and benefits.

Transfer operations in which the Bank does not maintain or transfer substantially all risks and benefits of a financial asset property or retain its control, the Bank continues to recognize the asset in the extent of its continuous involvement, determined by the extent of the its exposure to changes in the asset value transferred.

viii. Financial Liabilities write-off

The Bank writes-off a financial liability when its contractual obligations are extinct, canceled or expired.

ix. Effective interest rate

The effective interest rate is the rate used to discount exclusively the payments or receipts of estimated cash flow during the expected life time of the financial asset or liability to the gross accounting value of a financial asset (that is, its amortized cost before any impairment provision) or the amortized cost of a financial liability. The calculation includes transaction costs, premium or discounts and interest rates paid or received that are parties of the effective interest rate, such as origin rates.

• IFRS 15 - Revenue from Contracts with Customers: The standard was issued in May 2014 and applies to an annual reporting period beginning on January 1, 2018. This standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution.

The IFRS 15’s basic principle consists in the fact that an entity recognizes revenues to describe the transference of products or services rendered to clients using the value that reflects the consideration which the entity expects to receive in return of such products or services rendered.

b.           Significant effects of changes on accounting practices

With the adoption of IFRS 9 and IFRS 16, which occurred as of January 1, 2019, we had the following impacts.

•         IFRS 9:

1. Changes in the financial assets and liabilities

i. Financial assets

If the terms of a financial asset are modified, the Bank assess if the its cash flows are substantially different. If the cash flows are substantially different, the contractual rights to the cash flows of the original financial asset are considered matured. In this case, the original financial asset is written-off and a new financial asset is recognized at fair value.

If the cash flow of the modified asset measured at amortized cost are not substantially different, the modification does not result in the write-off of the financial asset. In this case, the Bank recalculates the gross accounting value of the financial asset and recognizes the value derived from the adjustments to the accounting value as gain or loss from the modification in the income statement. If a modification of this nature is made due to financial difficulties of the debtor, gains or losses are presented in conjunction with impairment losses. In other cases, they are presented as interest income.

Interest income

The interest income is calculated applying the effective interest rate to the gross book value of the financial assets, except:

(a) Impaired financial assets acquired or originated for those which the effective original adjusted interest rate to credit is applied to the amortized cost of the financial asset.

(b) Impaired financial assets acquired or originated, but posteriorly presented a default event (or “stage 3”), for which the interest income is calculated applying the effective interest rate to the amortized cost net of provision.

Equity instruments

Equity instruments are instruments that comply with the definition of equity in the issuer point of view, that is, instruments that do not have contractual obligation of payment and that highlight residual interest in the issuer’s equity. Examples of equity instruments include common shares.

Usually the Bank measures all equity instruments at fair value directly against profit and loss, except in cases where the Bank’s Management chooses, at the moment of the initial recognition, the irrevocable designation as fair value through other comprehensive income. When the Bank’s policy accepts to designate capital investments as FVOCI, when such investments are maintained for other purposes that do not generate investment yield, the fair value gains or losses are recognized in OCI and are not subsequently reclassified to income statement, including when the asset is written off. The impairment losses (and their reversals) are not registered separately from other fair value changes. Dividends, when they represent a yield from such investments, continue to be recognized in the income statement with other yields when the Bank has the right to receive payments.

The gains and losses on equity investments at FVPL are included in the heading “Financial assets at fair value through profit or loss” in the Income Statement.

Financial liabilities

The Bank writes-off a financial liability when its terms are modified, and the cash flows are substantially different. In this case a new financial liability is recognized at fair value based in the modified terms. The difference between the book value of the extinct financial liability and the new financial liability with modified terms is recognized in the income statement.

Offset

The financial assets and liabilities are offset, and the net value presented in the financial statement when, and only when, the Bank currently has the right to legally offset the amounts and the intention to settle them together or realize the asset and liability simultaneously.

Incomes and expenses are presented offset only when it is allowed by IFRS rules or for gains or losses derived from similar group of operations, as in the Bank’s trading activity.

ii. Fair value measurement

The “fair value” corresponds to the price that would be received in the sale of an asset or payment of a liability in a transaction organized between participants of the market at the date of measurement in the main market or, in its absence, in the most advantageous market which the Bank has access at that date. The fair value of a liability reflects its risk of default.

When it is available, the Bank measures the fair value of an instrument based on the price quoted in an active market for that instrument. The market is considered active if the operations regarding the asset or liability occurred regularly and with volume enough to provide information about prices in a continuous way.

If there is no quoted price in an active market, the Bank uses evaluation techniques to maximize the use of relevant observable information and minimize the use of non-observable information. The technique chosen includes all factors that would be considered by the market participants in the pricing of an operation.

The best evidence of the fair value of a financial instrument, at the initial recognition, correspond to the regular price of operation – that is, the fair value of the consideration paid or received. If the Bank determines that the fair value, at the initial recognition, differs from the operation price and the fair value is not a quoted price in an active market for an identical asset or liability nor based on an evaluation technique in which non-observable information are considered irrelevant related to the measurement, the financial instrument will be initially measured at fair value, adjusted to defer the difference between the fair value at the initial recognition and the operation price. This difference is subsequently reorganized in the income statement properly based on the instrument lifetime, but not before the evaluation is fully supported by observable market information or the operation becomes closed.

If an asset or liability measured at fair value has a purchase or sale price, the Bank measures its assets and long positions at the purchase price and the liabilities and short positions at the sale price.

The fair value of an on demand resource financial liability (demand deposit, for example) is not inferior to the value to pay on demand, discounted from the date that the payment could be required.

iii. Impairment

The Bank registers impairment provisions of credit expected related to the following financial instruments not measured at fair value through profit and loss:

• financial assets that are debt instruments;

• lease payments receivable;

• issued financial warranties contracts; and

• issued loan commitments.

No impairment loss is registered for equity instruments.

The Bank measures the loss allowance at a value equal to credit losses during the lifetime, except for the following instruments, for which are registered 12-month expected credit losses:

• debt instruments that present low credit risk at the closing date; and

• other financial instruments (except amounts lease payments receivable) in which the credit risk did not substantially increase since their initial recognition.

The allowance for losses on lease operations are always measured at the value equal to the expected credit loss during their lifetime.

iv. Measurement of expected credit losses

The expected credit losses are a weighted estimate of credit loss probability. They are measured as follows:

• financial assets not subjected to impairment at the closing date: as the present value of all cash insufficiencies that is, the difference between the cash flows due and the cash flows that the Bank expects to receive;

• financial assets subjected to impairment at the closing date: as the difference between the gross book value and the present value of estimate cash flows;

• loan commitments to be released: as the present value of the difference between the contractual cash flows due for the Bank in case of the totally usage of the commitment and the cash flows that the Bank expects to receive; and

• financial warranty contracts: expected payments to reimburse the owner deducted by the amount that the Bank expects to recover.

v. Modified assets

If the terms of a financial asset are not renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to evaluate if the financial asset should be written-off and the expected credit losses are measured as follow:

• If the expected restructuring results in the write-off of the existing asset, the expected cash flows coming from the modified financial asset are included in the calculation of the cash flow insufficiency of the existing asset.

• If the expected restructuring does not result in the write-off of the existing asset, the expected fair value of the new asset is treated as final cash flow of the existing financial asset at the moment its writte-off.

This amount is included in the calculation of cash insufficiency discounted from the estimate date of write-off until the closing date, using the original effective interest rate of the existing financial asset.

vi. Determining significant increases in credit risk

At each financial statement reporting date, the Bank evaluates whether the financial assets measured at amortized cost and the debt financial instruments measured at fair value through other comprehensive income are subjected to impairment, as others financial instruments subject to such assessment.

A financial asset is “subjected to impairment” when one or more events which impact negatively the future cash flows estimate of the financial asset occurs.

The evidence that a financial asset is subject to impairment includes the following observable information:

• significant financial difficulty of the debtor or issuer;

• delays of its contractual obligations;

• breach of contract, like default or delay;

• the restructuring of a loan or advance by the Group in conditions that the Group does not consider as interesting to evaluate;

• the probability that the debtor goes bankrupt or in a financial reorganization; or

• the disappearance of an active market for securities due to financial difficulties.

A financial instrument that has been renegotiated due to the financial deterioration of the borrower is generally considered as subject to impairment unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.

vii. Presentation of expected credit losses in the financial statements

The allowance for expected credit losses is presented in the financial statements as follow:

• financial assets measured at amortized cost: as a deduction on the gross book amount of the assets;

• loans commitments and financial warranty contracts: generally, as a provision; and

• debt instruments measured at fair value through other comprehensive income: no loss provision is registered in the financial statements, because the book amount of such assets corresponds to the fair value.

viii. Impairment objective evidence

In each closing date, the Bank evaluates the existence of the objective evidence that the financial assets not measured at fair value through profit and loss become impaired. A financial asset or group of financial assets are impaired when objective evidences have shown that the event of loss occurred after the asset’s initial recognition and the event of loss impacted the asset’s future cash flows that could be estimated safely.

Objective evidences that the financial assets are impaired include:

• significative financial difficulty of a debtor or issuer;

• default or arrears by a debtor;

• the restructuring of a loan or advance by the Bank in conditions the Bank would not consider as interesting to evaluate;

• indication that a debtor or issuer could go bankrupt;

• the disappearing of an active market for a financial asset; or

• observable information related to a group of assets, such as changes in the payment status from the borrowers or issuers in the group, or economic conditions correlated to the group’s default.

Loans that has been renegotiated due to the financial deterioration of the borrower is generally considered as impaired unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.

All loans and advances and investment securities at amortized cost, individually significant were submitted to an impairment test. Loans and advances and investment securities at amortized cost not considered as individually significant were collectively submitted to the impairment test through the grouping of loans and advances and investment securities at amortized cost with similar characteristics of credit risk.

ix. Individual or collective evaluation

An individual impairment measurement was based on the Management’s best estimate of the cash flows present value expected to receive. When estimating these cash flows the Management uses its judgment related to the financial situation of a debtor and to the net realizable value of any underlying collateral. Each impaired asset was evaluated in terms of their merits, since the test strategy and the cash flows estimated considered recoverable were approved by Credit Risk.

When assessing a need for collective allowance for losses, Management considered factors such as credit quality, portfolio size, concentration and economic factors. In order to estimate the provision needed, assumptions were established to define how the inherent losses were modeled and to determine the parameters of necessary information, based on the historic experience and current economic conditions.

x. Impairment measurement

The impairment losses for assets measured at amortized cost were calculated as the difference between the book value and the present value of the future cash flow estimated, discounted by the asset’s original effective interest rate. The impairment losses for asset classified as available for sale by the other comprehensive income were calculated as the difference between the book value and the fair value.

xi. Impairment reversal

For asset measured at amortized cost: If an event occurred after the impairment caused the reduction in the impairment loss value, the reduction will be reverted in the income statement.

For securities classified as available for sale by the other comprehensive income: If, in a subsequent period, the fair value of a debt security impaired has increased and this event can be reliably linked to an event occurred after the impairment recognition, the impairment loss value reduced was reverted in the income statement; otherwise, any increase in the fair value is recognized in the other comprehensive income.

Any subsequent recovery of the equity instrument fair value classified as available for sale and reduced by impairment was recognized at any time in other comprehensive income.

The conciliation of stockholders' equity resulting from the initial adoption of IFRS 9 is as follows:

Equity conciliation

Equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provision for contingent liabilities	(674,513)
Re-measurement of assets arising from the new categories	17,806
Others	237,867
Deferred tax	1,026,066
Equity after IFRS 9 adjustments - 1/01/2018	85,545,776

2. Designation at fair value through profit and loss

i. Financial Assets

At the initial recognition, the Bank has determined specific financial assets to be measured at fair value through profit or loss, once this determination quits or significantly decreases an accounting mismatch that could occur.

3. Values of expected credit losses

Information, assumptions and techniques used in the impairment estimate

i. Classification of financial instruments by stages

The financial instruments portfolio subject to impairment is divided by three levels, based on the stage of each instrument related to credit risk level:

- Stage 1: It is understood that a financial instrument in this phase has not a significant increase in its risk since the initial recognition. The provision for this asset represents the expected loss resulting from possible non-compliance during the next 12 months from the report date;

- Stage 2: If it is identified a significant increase in the risk since the initial recognition, without materializing deterioration, the financial instrument will be framed within this stage. In this case, the value related to the provision for expected default losses reflects the estimate loss of the financial instrument residual life. For the evaluation of the significant increase of credit risk, quantitative indicators used in the regular management of credit risk will be used, as well as other qualitative variables, such as the indication of an operation not impairment if it is considered as refinancing operations or operations included in a special agreement; and

- Stage 3: A financial instrument is registered in this stage when it shows effective deterioration signals as a result from one or more events already occurred and that materialize them in a loss. In this case, the value referred to the provision for losses reflected the expected losses by credit risk during the expected residual life of the financial instrument.

ii. Impairment estimate methodology

The expected loss measurement is made through the following factors:

- Exposure at Default (EAD): is the amount of the transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate hypotheses considering possible modifications in the payment schedule.

- Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.

- Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value.

In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

iii. Default definition

The Bank considers that a financial asset is defaulted when:

• it is likely that the debtor will not fully pay its credit obligations to the Bank; or

• the debtor has significant credit obligations to the Bank overdue for more than 90 days as a general rule.

Overdrafts are considered overdue if the client violates a recommended limit or has been granted a lower limit than the current outstanding amount.

When assessing whether a debtor is in default, the Bank considers indicators:

• qualitative - for example, violations of restrictive clauses (covenants);

• quantitative - for example, status of past due and non-payment of another obligation of the same issuer to the Bank; and

• based on information collected internally and obtained from external sources.

iv. Allowance for losses

The following tables present the reconciliations of the opening and closing balances of the provision for losses by category of financial instrument. The terms expected credit losses in 12 months, expected credit losses during the useful life and impairment losses are explained in the accounting practices note. The comparative values for 12/31/2017 represent a provision for loan losses and reflect the measurement basis in accordance with IAS 39.

R$ millions	Total
Allowance for loan losses - Balance 12/31/2017	18,261,638
Allowance for guarantees - Balance 12/31/2017	312,373
IAS 39 Balance at 12/31/2017	18,574,011
Initial adoption effect of IFRS 9 (Note 1.2i)	2,823,564
IFRS 9 Balance at 01/01/2018	21,397,575

As of January 1, 2018, the Allowance for Loan Losses balance related to IFRS 9 segregated by stages was represented by: Stage 1 – 20%, Stage 2 – 15% and Stage 3 – 65%. There was no significant changes on the segregation for December 31, 2018 (note 9.c).

4. Financial assets and liabilities

A. Classification of financial assets and liabilities at the initial adoption of IFRS 9

The table below shows the financial assets classified in accordance with IAS 39 and the new measurement categories in accordance with IFRS 9.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 12/31/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial Assets	IAS 39	Loans and receivables	355,246,574	354,317,416	-	354,317,416	Measured at Amortized cost
				492,429	5,197	497,626	Measured Mandatorily Measured At Fair Value Through Profit Or Loss
				436,729	-7,179	429,550	Measured at Fair value through other comprehensive income
		Available-for-sale	85,823,384	4,762,234	3,791	4,766,025	Measured at Amortized cost
				79,954,513	-	79,954,513	Measured at Fair value through other comprehensive income
				1,106,637	15,997	1,122,634	Measured at Fair value through profit and loss
		Held to maturity investments	10,214,454	10,214,454	-	10,214,454	Measured at Amortized cost
		Held for trading	86,271,097	86,271,097	-	86,271,097	Measured at Fair value through profit and loss Held For Trading
		Other financial assets measured at fair value through profit and loss	1,692,057	1,692,057	-	1,692,057	Measured at Fair value through profit and loss
Total (1)			539,247,566	539,247,566	17,806	539,265,372

(1)   Does not include Provision for Losses on contingent liabilities and commitments.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 12/31/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial liabilities	IAS 39	Held for trading	49,322,546	-	-	49,322,546	Measured At Fair Value Through Profit Or Loss Held For Trading
		Amortized cost	478,880,704	-	-	478,880,704	Measured at Amortized cost
Total (1)			528,203,250	-	-	528,203,250

•         IFRS 15:

After the analysis on the commissions/fees applied by the Banco Santander versus the IFRS 15 concepts, it was possible to conclude that there were no significant impact on the revenues current recognized, from the adoption of new norm on January 1, 2018.

c.            Auditor’s qualified opinion and highlights

In fiscal years ended December 31, 2017, 2016 and 2015, the auditor in charge issued no qualified opinion and highlights.

10.5. Os diretores devem indicar e comentar políticas contábeis críticas adotadas pela Companhia, explorando, em especial, estimativas contábeis feitas pela administração sobre questões incertas e relevantes para a descrição da situação financeira e dos resultados, que exijam julgamentos subjetivos ou complexos, tais como: provisões, contingências, reconhecimento da receita, créditos fiscais, ativos de longa duração, vida útil de ativos não circulantes, planos de pensão, ajustes de conversão em moeda estrangeira, custos de recuperação ambiental, critérios para teste de recuperação de ativos e instrumentos financeiros.

10.5    Officers’ indication of key points and comments on:

I.         Estimates used

The consolidate results and the ascertainment of the consolidate assets are impacted by accounting policies, premises, estimates and measuring methods the Company’s managers use to prepare financial statements. The Company makes estimates and premises that affect the reported values of assets and liabilities for future periods. All estimate and premises required, in conformity with IFRS, issued by IASB, are the best estimates pursuant to applicable rule.

In consolidate financial statements, estimates are made by the Company’s and consolidate entities’ management in order to quantify certain assets, liabilities, revenues and expenses and disclosure of footnotes.

(i)       Critical estimates

The main estimates were discussed in detail for the preparation of the consolidated financial statements as of December 31, 2017. In the period ended December 31, 2018, there were no significant changes in the estimates made at the end of the year 2017, in addition to those indicated in these statements intermediation, especially arising from the application of IFRS 9.

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure notes, are described below:

i.                 Provision for losses on credits

The accounting value of non-recoverable financial assets is adjusted through record of a provision by recording as debit the losses as “Losses with financial assets (net) - Loans and receivables” in the consolidate income statement. The transfer of losses previously recorded is recognized in the consolidate income statement in the period in which the reduction to the recoverable value drops and may be objectively related to a recovery event.

In order to determine the “Impairment” balance, the Company first evaluate whether there is objective evidence of loss in the recoverable value individually for financial assets that are significant, and individual or collective for financial assets that are not significant.

In order to measure individually the loss for reduction to the recoverable value of loans evaluated as to the reduction to the recoverable value, the Company considers the loan conditions, such as its economic and financial situation, indebtedness level, income generation capacity, cashflow, management, corporate governance and internal quality control, history of payments, experience in the industry, contingencies and credit limits, further to characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value and also based on the historic experience in reduction to the recoverable value and other circumstances known at the moment of the evaluation.

In order to measure the loss for reduction to the recoverable value of loans evaluated collectively as to the reduction to the recoverable value, the Company separates the financial assets into groups taking into consideration the characteristics and similarities of credit risk, i.e. pursuant to the segment, type of assets, guarantees and other factors associated to the historic experience of reduction to the recoverable value and other circumstances known at the moment of the evaluation.

ii.                Corporate Tax Income (IRPJ) and Social Contribution on Net Profit (CSLL)

The current income tax expense is calculated by sum of the Current Tax, Social Contribution, Pis and Cofins resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is carried out or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that they are considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each financial statement date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the assessment performed. Under the current regulation, the expected tax credits carrying out is based on the Bank's projections of future results and based on technical study.

For additional information, see note 2.aa of our financial statements.

iii.               Evaluation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent to the transaction price and those that are not measured at fair value through income statement are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into consideration management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process,  segregating financial instruments between Level I, II or III.

The footnotes 2.e and 47.c8 of our Financial Statements present the analysis of sensibility and accounting practice for the Financial Instruments, respectively.

iv.               Post-employment benefits

The benefit plans defined are recorded based on actuarial study carried out annually by a specialized company at the end of each tax year, effective for the subsequent period and not recognized in the consolidate income statement in the line of Expenses with interest and the similar and Provisions (net).

The current value of the benefit liability defined is the current value without the deduction of any asset of the plan, of the future payments expected necessary to settle the liability arising from the service rendered by the employee in the current and past periods.

Notes 2.e and 47.c8 of our Financial Statements present the sensitivity analysis and accounting policies for Financial Instruments, respectively.

v.                Provisions, assets and contingent liabilities

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

vi.               Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, if there is any indication of impairment.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, it is estimated the cash flow for a period of 5 years. The cash flow was prepared considering  several  factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial market, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company or whenever there is evidence of impairment, which is reviewed  and approved by the Executive Board.

For additional information, see note 13 of our Financial Statements.

II.       Functional and presentation currency

The financial statements are presented in Brazilian Reais, the functional and reporting currency of Banco Santander and its subsidiaries.

For each subsidiary, entity under joint control and investment in non-consolidate company, the Company defined the functional currency. The assets and liabilities of such entities in functional currency different to Brazilian Real are translated as follows:

o      assets and liabilities are translated based on the exchange rate on the date of the balance sheet;

o      revenues and expenses are translated based on the average monthly exchange rate; and

o      gains and losses for translation of the net investment are recorded in the comprehensive income statement, in line with the “exchange variation of the investees located abroad".

III.     Basis of consolidation

i.          Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has control. Control is based on whether the Bank has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns, as set forth in the law, the Bylaws or agreement.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated income statement  and other comprehensive income from the date the Bank gains controls until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of Other Comprehensive Income are attributed to the owners of the Bank and to the non-controlling interests even if the effect is attributed to non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this generates a negative balance for non-controlling interests. All transactions, balances, income and expenses between the companies of the Santander Group are eliminated in the consolidated financial statements.

Changes in the Santander Group’s interest in a subsidiary that do not result in loss of control are registered as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Bank loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are registered (i.e. reclassified to income statement or transferred directly to retained earnings) in the same manner as it would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control got lost is considered as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

ii.                Interest in joint ventures (entities under common control) and affiliates

Joint ventures mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the ventures.

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating  decisions of the investee)  but it does not control or has joint control over the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are registered using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into consideration the dividends received from capital reductions and other related transactions. Relevant information regarding companies registered under the equity method by the Bank is provided in note 11.

iii.        Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is registered in accordance with IFRS 3 - “Business Combinations”.

Business combinations are carried out so that the Bank obtains control over an entity and are recognized for accounting purposes as follow:

•                The Bank measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

•                The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated financial statement.

•                The excess of the acquisition cost over the fair value of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair value of the identifiable net assets over the acquisition cost is an advantageous purchase gain and it is recorded as income on the date of the acquisition.

Footnote 3 has a description of the most significant transactions that took place in 2018, 2017 and 2016.

iv.        Investment funds

These include investment funds in which the Santander Group companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10 - Consolidated Financial Statements and are therefore, consolidated in these financial statements.

IV.      Definitions and classification of the financial instruments

i.                 Definitions

•                “Financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or financial interest of another entity.

•                “Equity instrument” is any agreement that evidences a residual interest in the asset of the issuing entity after deducting all of its liabilities.

•                “Financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is zero or very small compared with other financial instruments with a similar response to changes in market factors, and which is settled at a future date.

•                “Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect to make part of the cash flow of the hybrid contract vary similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

•                Investments in subsidiaries, jointly controlled entities and associates (note 3 and 11).

•    Rights and obligations under employee benefit plans (note 22).

ii.         Classification of the financial assets for measuring purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at Central Banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

•                Financial Assets Measured At Fair Value Through Profit Or Loss  Held For Trading: this category includes the financial assets acquired to generate short-term profit resulting from the fluctuation of its prices and financial derivatives not classified as hedging instruments, whose primary intention of the Bank is to trade them frequently.

•                Financial Assets Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that did not meet the pre-established criteria when evaluating the SPPI Test.

•                Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that at the time of initial designation was made the fair value option.

•                Other financial assets at fair value of the result: this category includes the hybrid financial assets not kept for negotiation and totally measures to the fair value and the financial assets not kept for negotiation that are included in this category to obtain more relevant information, either to eliminate or reduce significantly the inconsistencies of recognition or measuring (“accounting divergences”) derived from the measuring of assets or liabilities or the recognition of the gains or losses with them on diverse basis, either because there is a group of financial assets or financial liabilities or both that is managed and whose performance is evaluated based on fair value, pursuant to a documented risk or investment management strategy, and the information on the Company is given to key professionals of the Company’s Management on the same basis.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measurement, manage and control of all risks and returns that enables all the financial instruments involved to be identified and monitored and allows the effective reduction of risk checked. Financial assets may only be included in this category on the date they are acquired or originated.

•                Financial Assets Measured At Fair Value Through Other Comprehensive Income: are stated at fair value. This category does not include debt instruments classified as “Held-to-maturity investments” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

The results rising from changes in fair value are recognized at the Financial Assets Measured At Fair Value Through Other Comprehensive Income line in the Shareholders´ equity except for cumulative impairment losses which are recognized in statement of profit or loss. When the investment is sold or has evidences of decreases on the  fair value due to impairment, the previously recognized result at the same Shareholders´ Equity line, mentioned above is reclassified to the statement of profit or loss.

•                Financial Assets Measured At Amortized Cost: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

•                Held-to-maturity investments(applicable for comparatives): this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

iii.               Classification of the financial assets for presentation purposes

Financial assets are classified by nature into the following headings in the consolidated financial statements:

•                Cash and balances with the Bacen: cash balances and balances receivable on demand relating to deposits with Bacen and credit institutions.

•                Financial Assets Measured At Amortized Cost:  includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items.

•                Loans and other amounts with credit institutions: credit of any nature in the name of financial institutions.

•                Loans and advances to clients: includes debit balances of all the remaining credit and loans granted by the Bank, including money market operations through centralized counterparties.

•                Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•                Equity instruments:  Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

•                Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

•                Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

•                Investments in associates and jointly controlled companies: includes the investments made in the share capital of associates and jointly controlled companies.

iv.        Classification of the financial assets for measuring purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

•                Other Financial Assets At Fair Value Through Profit Or Loss:  this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

•                Other Financial Assets At Fair Value Through Profit Or Loss:  financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

•                Financial liabilities at amortized cost:  financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.                Classification of the financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated financial statements:

•         Deposits from Brazilian Central Bank: deposits of any nature received from Brazilian Central Bank.

•         Deposits from credit institutions:  deposits of any nature, including credit received and money market operations in the name of credit institutions.

•         Client deposits:  includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from client.

•         Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

•         Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

•         Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

•         Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

•         Other financial liabilities:  includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

•         Hedging derivatives: includes the fair value of the Bank's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

•         Equity instruments: financial instruments issued by other entities, such as shares, with the nature of equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or associates. The shares of non-consolidated investment funds are included in this item.

V.        Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered in specific heading liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be registered as expenses for the period, according to the accrual basis.

The details concerning issuance of such debt instruments eligible to capital are described in footnote 20 of our Financial Statements.

VI.      Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i.                 Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheets at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Financial Assets Measured At Amortized Cost” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

ii.         Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial Assets Measured At Fair Value Through Profit Or Loss” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.               Recognition of changes in fair value

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount in the heading “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity in then heading “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

iv.        Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to clients who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives. Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.       The derivative hedges one of the following three types of exposure:

a.        Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.        Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c.        The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.       It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.        At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.        There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3.        There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks. The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.        In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b.        In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c.        The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a derivative measured at fair value through profit or loss.

When fair value hedge accounting is discontinued (repealed, expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity in the heading "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

For the accounting and disclosure of the hedge accounting structures as of December 31, 2018, the Bank used the faculty of IFRS 9, to maintain the practices determined by IAS 39.

VII.     Write-off of financial assets and financial liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.       If the Bank transfers substantially all the risks and rewards to third parties-unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.       If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.        An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b.        The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3.       If the Bank neither transfers or retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.        If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.        If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

VII.     Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Offsetting Agreements and Obligations Settlement (CMN Resolution 3.263/2005) - The Bank has an agreement for the clearing and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in higher financial settlement guarantee, with the parties that have this modality of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations with the counterparty.

The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2018, 2017 and 2016:

Thousand of reais			2018
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	18,667,611	(304,165)	18,363,446
Repurchase agreements	44,836,491	-	44,836,491

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	18,771,000	(304,165)	18,466,835
Repurchase agreements	101,647,013	-	101,647,013

Thousand of reais			2017
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	17,262,888	-	17,262,888
Repurchase agreements	34,505,671	-	34,505,671

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	16,677,486	-	16,677,486
Repurchase agreements	97,421,579	-	97,421,579

Thousand of reais			2016
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	24,702,973	-	24,702,973
Repurchase agreements	47,528,393	-	47,528,393

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	20,236,615	-	20,236,615
Repurchase agreements	129,817,727	-	129,817,727

VIII.   Regular way of financial assets purchases

Regular way of financial assets purchases are recognized on trade date. The assets are settled when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

(i)               Impairment of financial assets

i.                     Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

•                Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

•                In the case of equity instruments, mean that their carrying amount may not be fully recovered;

•                Arising from the violation of terms of loans, and

•                During the Bankruptcy process.

As a general rule, the adjustment of the value of the impaired financial instruments is recognized in the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment loss is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

ii.                Debt instruments stated at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:

•                All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

•                The various types of risk to which each instrument is subject; and

•                The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, in the examination and to document debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduction of the exposure to credit risk, are based on an individual basis or grouped by similarity:

•                Clients with individual management: Wholesale clients, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support the decision-making based in internal risk assessment.

•                Clients with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specialized in this type of risk. The credits related to clients standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans. Loans are either individually or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

The Bank first assesses whether objective evidence of impairment loss individually for financial assets are individually significant, and individually or collectively for financial assets are not individually significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as his economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

In some cases the observable data required to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances.

In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances. In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances:

Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

•                Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower default in the coming year. A loan will be defaulted if either the principal or interest become past due by ninety days or more or the loan is active but there are doubts about the solvency of the counterparty (subjective doubtful assets).

•                Loss given default, or “LGD”, is the loss arising in the event of default. LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

•                Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

•                In addition, prior to loans be written-off (which is only done after the Bank have completed all recovery efforts and after about 360 days late), it is registered fully provision of the loan´s remaining balance so this provision (allowance for loan losses) fully covers the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

iii.               Debt or equity instruments classified as financial assets measured at fair value through other comprehensive income

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income."

When there is objective evidence that the aforementioned differences are due to a prolonged decline in fair value, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses from a prolonged decline in fair value relating to an investment in equity instruments are not reversed in subsequent periods.

IX.      Repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated financial statements as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with Bacen, Loans and advances to credit institutions or Loans and advances to clients (Deposits from Bacen, Deposits from credit institutions or Client deposits).

Differences between the purchase and sale prices are recognized as interest over the deadline of the contract.

X.        Accounting for leases

i.                     Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Financial Assets Measured At Amortized Cost in the consolidated financial statements.

The finance income arising from these contracts is credited in the heading “Interest and similar income” in the consolidated income statement in order to achieve a constant rate of return over the deadline of the lease.

XI.      Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. These assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized in the heading “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

XII.     Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at December 31, 2018, 2017 and 2016 is provided in note 44-d of our Financial Statements.

XIII.   Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each period, if there is indication that the items of tangible assets carrying amount may be impaired, that is if there is an asset with its carrying amount bigger than its recoverable amount, either for use or sale.

Once an impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in the heading "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of a recovery of a tangible asset value, the Bank recognizes the reversal of the impairment loss amount recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the asset. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

XIV.  Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software development. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i.                 Goodwill

In the acquisition and/or merger of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination".

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net) - Intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to their carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise them based on their respective fair values at the date of purchase.

In the case of a business combination made in stages, prior interest in the acquired is measured again at fair value at the acquisition date when control of the acquired is obtained.

II -             Other intangible assets

Other intangible assets are non-monetary assets without physical substance. Generally arising from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is any indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

XV.   Other assets

Other Assets include the balances of all prepayments and accrued income (excluding accrued interest), acquired client list, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount shall be disclosed in the consolidated financial statements, and the amount of any other assets not included in other items.

The Bank uses the value in use of client relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of client lists acquired related to the purchase of the "payroll" will be determined individually. An analyses that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

XVI.  Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical provisions for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk, other than a financial risk, from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder  will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires  or is cancelled.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator and based on management’s future expectations. In the later case, the anticipated future investment yield is set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each financial statement date an assessment is made in order to verify whether the Mathematical provisions are adequate.

In the years ended December 31, 2018, 2017 and 2016, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAP).

At December 31, 2018, the LAT indicated the need for the additional constitution of technical provisions amounted to R$215,754 (12/31/2017 - R$130,307 and 12/31/2016 - R$85,395) for Indemnity Funds for Benefit (FGB) plans.

XVII.  Provisions for legal and administrative proceedings, commitments and other provisions

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, lawsuits and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements.

Provisions are reviewed at each financial statement date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For those lawsuits for which the risk of loss is possible, are not recorded and the information is disclosed in the financial statements and for the lawsuits for which the risk of loss is remote, no disclosure is required.

Contingent assets are not recognized, except when there are guarantees or favorable lawsuits decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

On the favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements, to file a rescission lawsuit within a period determined by current legislation. Rescission lawsuits are considered as new events and will be evaluated for contingent liability purposes if and when they are filed.

XVIII.   Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

XIX.  Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Bank during the term of the Plan for his rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3)  market conditions, since some parameters are linked to the market price of the Bank´s shares. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

Settlement through shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the fair value of services rendered and the corresponding liability incurred, based on the fair value of the share appreciation rights at the grant date and until the liability is settled. The Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognizes the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.

XX.   Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i.                 Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

ii.                Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 35). The main criteria are as follows:

•                Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

•                Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

•                Those relating to services provided in a single act are recognized when the single act has been performed.

iii.               Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.               Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.                Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in the income statement over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

XXI.    Guarantees

i.                 Financial Guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the commission of the financial guarantees as liability in the consolidated financial statements at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over their term.

Financial guarantees, regardless of the guarantor, type of instrument or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

Provisions recognized for these transactions are recognized in line item “Provisions – Provisions for contingent liabilities, obligations and other provisions” in the consolidated balance sheet (note 23 of our Financial Statements).

If a specific provision is required for financial guarantees, the related unearned commissions are recognized in the heading “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated financial statements are reclassified to the appropriate provision.

ii.                Guarantees and credit risk mitigation policy

Banco Santander controls the credit risk using the collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase its ability to recover operations subject to credit risk. The guarantees can be fiduciary, real, legal structures with power mitigation and compensation agreements. The Bank periodically reviews its policy guarantees through technical parameters, normative and also its historical basis, to determine whether the guarantee is legally valid and enforceable.

Credit limits are continually monitored and changed in client behavior function. Thus, the potential loss values represent a fraction of the amount available.

XXII.  Assets under management and investment and pension funds managed by the Company

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 44-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated financial statements since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized in the heading “Fee and commission income” in the consolidated income statement.

XXIII.   Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined contribution plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made are recognized in the heading "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 22. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with the former employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In addition, there is full recognition in liabilities heading of actuarial losses (actuarial deficit) not recognized previously when they occur, which its counterparty is a heading in the stockholders’ equity (Other Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value without any deduction from the plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan assets in the financial statements when they meet the following characteristics: (i) the fund assets are sufficient to meet all employee benefit plan or the sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service provided in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service provided in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the headings "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

XXIV.    Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 22 of our Financial Statements).

XXV.   Severance benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

XXVI. Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

Income tax is calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution (CSLL) is calculated at the rate of 20% for financial institutions (15% up to August 2015) and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate for financial institutions, legal persons of private insurance and capitalization was increased from 15% to 20% for the fiscal period between September 1, 2015 and December 31, 2018, pursuant to Law 13,169/2015 (a result of the conversion into law of Provisional Measure 675/2015).

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized as temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate, the group companies made the remeasurement of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each financial statements date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits is based on the Bank's projections of future results and on technical study, as shown in Note 24.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

XXVII. Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the following meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value and original maturity of three months or less.

• Operating activities: the primary revenue-generating activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•  Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded in the headings "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated financial statements, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

Bank's Management began segregating the "Effects of Exchange Rates on Assets and Liabilities". Consequently, the corresponding figures of the Cash Flow Statements were reclassified for the years ended December 31, 16 with the objective of better presentation of this accounting item.

10.6 Officers description of relevant items not evinced in the financial statements of the Company:

a. the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items), such as:

i.            commercial operating leases, assets and liabilities

On December 31, 2018, the Company leased properties, which are mainly used as branches, based on a standard agreement, which may be cancelled at its discretion and includes a renewal option and adjustment clauses, classified under the concept of commercial operating lease.  The total minimum future payments due on non-cancellable commercial operating leases on December 31, 2018 is of R$2,274 million, of which R$671 million in up to one (1) year, R$1,436 million between 1 to 5 years and R$168 million in more than 5 years. Additionally, the Company has open-ended agreements amounting to R$674 corresponding to the monthly rent of the agreements with such characteristic. An amount of R$683 million was recorded as expenses during the fiscal year 2018, in respect of commercial operating lease payments.

Lease agreements are adjusted annually according to the current legislation, with the highest percentage being calculated according to variation in the General Market Price Index (IGPM). Lessee is assured of the right to unilateral termination of these agreements at any time, as provided for in the contract clauses and in the current legislation.

ii. written-off receivables portfolios in relation to which the entity is exposed to risks and responsibilities, indicating the respective liabilities

Not applicable, since there are no such assets off balance sheet.

iii. agreements for future purchase and sale of products or services

Not applicable, since there are no such assets off balance sheet.

iv. unfinished construction contracts

Not applicable, since there are no such assets off balance sheet.

v. agreements for  future receivables from loans

Not applicable, since there are no such assets off balance sheet.

b. other items not evidenced in the financial statements

The Company grants a series of guarantees for its clients to have a better credit position and to enable them to be competitive. As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost in the event of a total default by the guaranteed parties, without considering possible recoveries from suretyships held or pledged, or recoveries under recourse provisions.

There is no relationship between these amounts and probable losses on these guarantees.

In fact, “maximum potential amount of future payments” significantly exceeds inherent losses.

The table below presents all the guarantees as of December 31, 2018, 2017 and 2016.

(In millions of Reais)	2018	2017	2016

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other suretyships	39,082	40,730	32,630
Financial guarantees	27,216	37,007	24,476
Performance guarantees	908	486	532
Financial letters of credit	10,860	3,111	7,463
Others	97	125	159
Other contingent exposures	3,178	1,915	635
Documentary credits	3,178	1,915	635
Total contingent liabilities	42,260	42,645	33,265

The investment funds under management of the Company, which are not recorded in the Company’s balance sheet are detailed below:

(In millions of Reais)	2018	2017	2016
Managed funds	1,897	1,748	1,534
Total	1,897	1,748	1,534

Lastly, the Company is the custodian of debt instruments and securities of third parties in the total amount of R$31,041 million in 2018, R$40,459 million in 2017 and R$27,773 million in 2016.

10.7  Comments on items not evinced in the financial statements:

a.        how do such items alter or may alter the revenues, expenses, operational result, financial expenses or other items of the financial statements of the Company.

There are no additional effects to be evidenced, except for those presented in Section 10.6 of this document.

b.        nature and the purpose of the operation

There are no additional effects to be evidenced, except for those presented in Section 10.6 of this document

c.         the nature and amount of obligations assumed and the rights generated in favor of the Company by virtue of the operation.

There are no additional effects to be evidenced, except for those presented in Section 10.6 of this document.

10.8       Officers’ comments and indications of main aspects of the Company’s business plan, exploiting specifically the following items

a. investments, including:

i. quantitative and qualitative description of current and expected investments

The main capital expenditures of the Company consist of investments in information technology. The Company's information technology platform focuses on its customers and supports the Company's business model. In 2018, 2017 and 2016, total investments in information technology totalized R$1,276, R$1,132 million and R$895 million, respectively.

In 2018, 2017 and 2016, the Company continued to improve the technology platform through investments in infrastructure systems and hardware upgrades. In the last 18 months, we have implemented more than 80 new technologies and processes in several areas such as cyber security, CRM (Customer Relationship Management), Big Data transformation, increased automation in systems development and implementation cycles, intelligence platforms and use of cloud solutions.

Recently, the Company began migrating to cloud computing technology, promoting better management of IT services, flexibility and cost optimization. In 2017, the Company made available the Microsoft Office 365 platform, a cloud-based solution for more than 14,000 users, allowing greater collaboration among teams, greater productivity, simplification of internal processes and better mobility.

ii. sources of investment financing

The sources of financing of the investments referred to above is mainly the cash flow from operating activities. The investments in progress consist mainly of investments in technology.

iii. material current divestitures and expected divestitures

The main divestments in the last three fiscal years were the sale of BW I in 2017 and the sale, in August 2015, of the Company's custody business, upon the the sale of the entire shares of Santander Securities Services Brasil DTVM S.A to Santander Securities Services Brasil Participações S.A.

b. so long as it has already been disclosed, to indicate the acquisition of plants, equipment, patents, or other assets that are expected to materially affect the Company's production capacity

On January 4, 2016, Aymoré CFI notified the sellers of its decision to exercise the option to purchase 50% of the remaining shares of Super owned by the sellers for approximately R$112 million. The transaction was closed on March 10, 2016.

On July 5, 2017, Atual Securitizadora, a wholly-owned subsidiary of the Company, entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Return Entities. On September 19, 2017, Bacen authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

On December 20, 2017, we entered into binding agreements with HDI Seguros S.A. (“HDI Seguros”) for the formation of a partnership through the creation of a new insurance company called Santander Auto S.A. (“Santander Auto”). Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. The operation was concluded on October 9, 2018 by signing the necessary documents for the formal constitution of Santander Auto S.A. On January 11, 2019, SUSEP conferred on Santander Auto the regulatory authorization for operation.

On February 19, 2018 and February 28, 2018, Santander Brasil concluded the acquisition of the totality of shares of Isban Brasil S.A. and Produban Serviços de Informática S.A. (“Technology Companies”), indirectly controlled by Santander Spain, for a price of approximately R$ 61 million and R$ 43 million, respectively.The Technology Companies are the main providers of technical support and maintenance services related to software and hardware of Santander Brasil. The transaction shall permit Santander Brasil to directly control local technology services and, upon that, to increase proximity with its business, adoption of time-to-market solutions, flexibility, quality and efficiency, aligned with the operational excellence model.

On May 3, 2018, our indirect control subsidiary Santander Finance Arrendamento Mercantil SA was converted into a securities distributing company and changed its name to SI Distribuidora de Títulos e Valores Mobiliários SA The conversion process was approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários SA changed its name to PI Distribuidora de Títulos e Valores Mobiliários SA ("PI DTVM"). PI DTVM is an investment brokerage company with an open digital platform that will expand the portfolio of financial products offered to our clients.

On December 19, 2018, the minority shareholders of Getnet exercised their right to sell all of their shares to Santander Brasil, or the “Put Option”, pursuant to the Shares’ Purchase and Sale Agreement and Other Covenants executed between the parties on April 4, 2014, or “SPA”. On the exercise date of the Put Option, we entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to 11.5% of the entity’s equity interest, in the amount of R$1.431 billion. The acquisition transaction was approved by the Brazilian Central Bank on February 18, 2019 and closing occured on February 25, 2019. As a result of this transaction, Santander Brasil currently owns 100% of Getnet’s issued and outstanding share capital.

On March 14, 2019, the minority shareholder of Banco Olé formalized its interest in exercising the put option right provided in the Investment Agreement executed with Aymoré CFI, on July 30, 2014, to sell its 40% equity interest in Banco Olé to Aymoré CFI, a controlled entity of Santander Brasil. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

c. new products and services, indicating:

i. description of ongoing research already disclosed

Not applicable

ii. total amounts spent by the Company on research for development of new products or services

Not applicable

iii. ongoing projects already disclosed

Not applicable

iv. total amounts spent by the Company on development of new products or services

Not applicable, since the amounts spent on the development of new products or services are considered in item 10.8.a (i) above.

10.9       Comments of the Officers regarding other factors that highly influenced the operational performance and that were not identified or commented in the other items of this section

The balance of amounts spent with other administrative expenses for 2018 was of R$7,586,131,000,00, of which R$621,645,000,00 are attributed as expenses with publicity.

The breakdown of balance of other administrative expenses for the years 2018, 2017 and 2016 is as follows:

There is no other information pertaining to this topic and deemed relevant by the Company which has not been described in other items of this Section 10.

___________________________________________________

EXHIBIT II

BOARD PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR (Pursuant to item II of the sole paragraph of article 9, Annex 9-1-II to CVM Instruction 481)

1. Inform the net profit for the fiscal year

The net profit for the fiscal year 2017 was R$ 12,166,394thousand in the individual financial statements, and R$ 12,799,918thousand in the consolidated statement.

The calculation of net profit and reserve allocations, as well as the values available for distribution of dividends and interest on net equity are performed on the basis of the individual financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, and this may differ from the consolidated net profit, mainly due to the unrealized results recorded between consolidated companies.

2. Inform the overall amount and the value per share of dividends, including anticipated dividends and interest on net equity that has already been declared

At each shareholder ordinary general meeting, the Board of Directors shall make a recommendation on the allocation of the net profit of the previous fiscal year, which will be the object of decision.

In2018, the Board of Directors has approved the payment of interest on net equity to our shareholders in the amount of R$ 4,080million, and dividends in the amount of R$ 2,520million, ad referendum of the ordinary general meeting. These values were paid onMarch 27, June 26, September 28, December 28, 2018, and February 26, 2018, as shown in the table below in summarized form:

FY 2018	Highlight date	Gross Amount (in thousand BRL)	Gross Value per share (in BRL)			Net Value per share (in BRL)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on already declare own capital	3/27/18	600.000	0,07633038089	0,08396341898	0,16029379987	0,06488082376	0,07136890613	0,13624972989	4/26/18
Interim Dividends	6/26/18	600.000	0,07649556233	0,08414511856	0,16064068089	0,07649556233	0,08414511856	0,16064068089	7/27/18
Interest on already declare own capital	9/28/18	600.000	0,07649851518	0,08414836669	0,16064688187	0,06502373790	0,07152611169	0,13654984959	10/26/18
Interest on already declare own capital	12/28/18	2.880.000	0,36741489184	0,40415638103	0,77157127287	0,31230265806	0,34353292387	0,65583558194	2/26/19
Interim Dividends	12/28/18	1.920.000	0,24494326123	0,26943758735	0,51438084858	0,24494326123	0,26943758735	0,51438084858	2/26/19

	Total	6.600.000	0,84168261	0,92585087	1,76753348	0,76364604	0,84001065	1,60365669

3. Inform the net profit percent for the distributed fiscal year

In the fiscal year 2018 , 57,10% of the Company’s net profit was distributed, after allocation to the legal reserve, according to individual financial statement, drawn up in accordance with the Accounting Practices Adopted in Brazil, configured by the Corporations Law, associated to the CMN, Central Bank and CVM standards as demonstrated below.

4. Inform the overall amount and the value per share of dividends distributed on the basis of profit from previous fiscal years.

In 2018, no interim dividends were approved.

5. Inform, minus anticipated dividends and interest on net equity that has already been declared:

a. the gross dividend value and interest on net equity, in segregated form, by the action of each kind and class

In 2018, interest on net equity in the amount of R$ 4,080million and dividends in the amount of R$ 2,520million, as mentioned in item 2 above, were declared in advance. After deducting these amounts, there were no other declaration of dividends and/or interest on net equity referring to net profits for the year2018.

b. the form and the deadline for payment of dividends and interest on net equity

Not applicable

c. possible incidence of update and interest on the dividends and interest on net equity

Not applicable

d. declaration date for dividend payment and interest on net equity considered for identification of shareholders who are entitled to the receipt thereof

Not applicable

6. In case of declaration of dividends or interest on net equity on the basis of profits recorded in half-yearly balance sheets or in shorter periods

a. inform the amount of dividends or interest on net equity that has already been declared

b. inform the date of the respective payments

In 2018, the Board of Directors has approved, ad referendum of the Ordinary General Meeting to be held until April 30, 2019, the Executive Board proposal related to the declaration of the following earnings:

•          Interest on net Equity, pursuant to article 17, XVIII of the Company's Bylaws, in the gross amount of R$ 600,000,000.00, corresponding to R$ 0.07633038089 per common share, R$ 0.08396341898 per preferred share and R$ 0.16029379987 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, became the net amount equivalent to R$ 0.06488082376 per common share, R$  0.07136890613 per preferred share, and R$ 0.13624972989  per Unit, except for tax exempt shareholders.

Shareholders who were registered in the Company's books at the end of April 5, 2018 were entitled to the Interest on net Equity approved at the meeting held on March 27, 2018. As of April 6, 2018 (including the same), shares of Santander Brasil were traded "ex- Interest on net Equity ". The Interest on net Equity were paid in April 26, 2018

•         Interim Dividends, pursuant to article 17, XVIII of the Company's Bylaws, in the gross amount of R$ 600,000,000.00, corresponding to R$ 0.07649556233 per common share, R$  0.08414511856   per preferred share and R$ 0.16064068089  per Unit.

Shareholders who were registered in the Company's books at the end of July 4, 2018 were entitled to the Interest on net Equity approved at the meeting held on June 26, 2018. As of June 5, 2018 (including the same), shares of Santander Brasil were traded "ex- Interest on net Equity ". The Interest on net Equity were paid in July 27, 2018

•         Interest on net Equity, pursuant to article 17, XVIII of the Company's Bylaws, in the gross amount of R$ 600,000,000.00, corresponding to R$ 0.07649851518 per common share, R$ 0.08414836669  per preferred share and R$  0.16064688187 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, became the net amount equivalent to R$ 0.06502373790  per common share, R$ 0.07152611169 per preferred share, and R$ 0.13654984959 per Unit, except for tax exempt shareholders.

Shareholders who were registered in the Company's books at the end of October 5, 2018 were entitled to the Interest on net Equity approved at the meeting held on September 28, 2018. As of October 8, 2018 (including the same), shares of Santander Brasil were traded "ex- Interest on net Equity ". The Interest on net Equity were paid in October 26, 2018.

•         Interest on net Equity, pursuant to article 17, XVIII of the Company's Bylaws, in the gross amount of R$ 2,880,000,000.00, corresponding to R$ 0.36741489184  per common share, R$ 0.40415638103 per preferred share and R$ 0.77157127287 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, became the net amount equivalent to R$ 0.31230265806 per common share, R$ 0.34353292387 per preferred share, and R$ 0.65583558194 per Unit, except for tax exempt shareholders.

•         Interim Dividends, in the amount of R$  1920,000,000.00, pursuant to Article 37, item I, of the Company's Bylaws, based on profits registered in a balance sheet specifically prepared for this purpose, on November 30, 2017, equivalent to R$ 0.24494326123  per common share, R$ 0.26943758735 per preferred share, sand R$  0.51438084858 per Unit.

Shareholders who were registered in the Company's books at the end of January 7, 2019 were entitled to the Interest on net Equity approved at the meeting held on December 28, 2018. As of January 7, 2019 (including the same), shares of Santander Brasil were traded "ex- Interest on net Equity ". The Interest on net Equity were paid in February 26, 2019.

Below is a summary of dividends and interest on net equity anticipated in 2018:

FY 2018	Highlight date	Gross Amount (in thousand BRL)	Gross Value per share (in BRL)			Net Value per share (in BRL)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on already declare own capital	3/27/18	600.000	0,07633038089	0,08396341898	0,16029379987	0,06488082376	0,07136890613	0,13624972989	4/26/18
Interim Dividends	6/26/18	600.000	0,07649556233	0,08414511856	0,16064068089	0,07649556233	0,08414511856	0,16064068089	7/27/18
Interest on already declare own capital	9/28/18	600.000	0,07649851518	0,08414836669	0,16064688187	0,06502373790	0,07152611169	0,13654984959	10/26/18
Interest on already declare own capital	12/28/18	2.880.000	0,36741489184	0,40415638103	0,77157127287	0,31230265806	0,34353292387	0,65583558194	2/26/19
Interim Dividends	12/28/18	1.920.000	0,24494326123	0,26943758735	0,51438084858	0,24494326123	0,26943758735	0,51438084858	2/26/19

	Total	6.600.000	0,84168261	0,92585087	1,76753348	0,76364604	0,84001065	1,60365669

7. Provide comparative table indicating the following values per share of each type and class

a. net profit for the fiscal year and the 3 (three) previous fiscal years

The net profit for the last three (3) fiscal years is shown below as the Company's individual financial statement, drawn up in accordance with the Accounting Practices Adopted in Brazil, configured by the Corporations Law, associated to the CMN, Banco Central and CVM standards:

b. dividend and interest on net equity distributed in three (3) previous fiscal years

FY 2018	Highlight date	Gross Amount (in thousand BRL)	Gross Value per share (in BRL)			Net Value per share (in BRL)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on already declare own capital	3/27/18	600.000	0,07633038089	0,08396341898	0,16029379987	0,06488082376	0,07136890613	0,13624972989	4/26/18
Interim Dividends	6/26/18	600.000	0,07649556233	0,08414511856	0,16064068089	0,07649556233	0,08414511856	0,16064068089	7/27/18
Interest on already declare own capital	9/28/18	600.000	0,07649851518	0,08414836669	0,16064688187	0,06502373790	0,07152611169	0,13654984959	10/26/18
Interest on already declare own capital	12/28/18	2.880.000	0,36741489184	0,40415638103	0,77157127287	0,31230265806	0,34353292387	0,65583558194	2/26/19
Interim Dividends	12/28/18	1.920.000	0,24494326123	0,26943758735	0,51438084858	0,24494326123	0,26943758735	0,51438084858	2/26/19

	Total	6.600.000	0,84168261	0,92585087	1,76753348	0,76364604	0,84001065	1,60365669

FY 2017	Highlight date	Gross Amount (in thousand BRL)	Gross Value per share (in BRL)			Net Value per share (in BRL)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on already declare own capital	04/25/17	500,000	0.06337800118	0.06971580130	0.13309380248	0.05387130100	0.05925843111	0.11312973211	05/26/17
Interim Dividends	07/25/17	500,000	0.06352799946	0.06988079941	0.13340879887	0.05399879954	0.05939867950	0.11339747904	08/25/17
Interest on already declare own capital	09/29/17	500,000	0.06359174383	0.06995091821	0.13354266204	0.05405298226	0.05945828048	0.11351126274	10/26/17
Interest on already declare own capital	12/28/17	2,300,000	0.29283542142	0.32211896356	0.61495438498	0.24891010821	0.27380111902	0.52271122723	02/26/18
Interim Dividends	12/28/17	2,500,000	0.31829937110	0.35012930822	0.66842867932	0.31829937110	0.35012930822	0.66842867932	02/26/18

	Total	6,300.000	0.80163253699	0.88179579070	1.68342832769	0.72913256211	0.80204581833	1.53117838044

8. In case there is allocation of profits to legal reserve

a. identify the amount intended for the legal reserve

Of the net profit for the fiscal year 2018, which totaled the amount of R$ 12,166,394thousand, the value of R$ 609,320thousand, equivalent to 5% of the net profits, was allocated in the legal reserve.

b. detail the legal reserve calculation method

Pursuant to Article 193 of the Corporations Law, there is an obligation to constitute the legal reserve to which 5% of the net profits of each fiscal year must be allocated, until the total amount of the reserve reaches 20% of the share capital. However, the allocation of resources in the legal reserve may not occur in any fiscal year in which the legal reserve, whenever it is added to other created capital reserve, is over 30% of the company’s share capital. Future net losses may be deducted from the legal reserve.

9. If the company has preferred shares entitled to fixed or minimum dividends

a. describe the calculation method for the fixed or minimum dividends

The Company does not have preferred shares entitled to fixed or minimum dividends. The Company’s preferred shares shall ensure their holders, among other rights, priority in the dividends distribution, as well as dividends in an amount 10% higher than those given to ordinary shares.

b. inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid installment is cumulative

Not applicable.

d. identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. In relation to the mandatory dividend

a. describe the calculation method provided for in the Bylaws

The Company's Bylaws provides that an amount corresponding to not less than 25% of the net profits, deducted from allocations for legal and contingency reserves, must be available for distribution as dividends or interest on net equity in every fiscal year. This amount represents the mandatory dividends. The calculation of net profit and allocations for reservations, as well as the values available for distribution, are performed with basis on our financial statements prepared in accordance with the Accounting Practices Adopted in Brazil.

b. inform whether it is being paid in full

In the fiscal year 2018 the mandatory dividend was fully paid as shown in the worksheet below:

c. inform any amount withheld

There was no minimum mandatory dividend withholding

11. In case there is mandatory dividend withholding due to the company's financial situation

a. inform the withholding amount

Not applicable.

b. describe in detail the company's financial situation, additionally addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c. justify the withholding of dividends

Not applicable.

12. In case there is an allocation of results for contingency reserve

a. identify the amount intended for the reserve

There was no allocation of results for constituting contingency reserve in the Company.

b. identify the loss deemed probable and the cause thereof

Not applicable.

c. explain why the loss has been deemed probable

Not applicable.

d. justify the reserve constitution

Not applicable.

13. In case there is an allocation of results for unrealized profit reserve

a. inform the amount intended for the unrealized profits reserve

There was no allocation of results for unrealized profits reserve in the Company.

b. inform the nature of unrealized profits that originated the reserve

Not applicable.

14. In case there is an allocation of results for statutory reserves

a. describe the statutory clauses that establish the reserve

The Company's Bylaws establish that, after deduction of the values intended for legal reserve and the mandatory dividends, is possible to allocate the remaining amounts from the adjusted net profit in the dividend equalization reserve, which may not exceed 50% of the Company’s share capital.

b. identify the amount intended for the reserve

In the profit allocation proposal for fiscal year 2018, after allocations to the legal reserve account, as well as dividends and interest on net equity distribution, the remaining amount of the net profits corresponding to R$ 4.958.074thousand was allocated to the dividend equalization reserve account.

c. describe how the amount was calculated

It is the remaining profit balance for the fiscal year 2018, after allocations to the legal reserve account, to dividends and interest on net equity.

15. In case profit withholding is provided for in the capital budget

a. identify the withholding amount

There was no profit retention in the Company, in accordance with the capital budget.

b. provide copy of capital budget

Not applicable.

16. In case there is an allocation of results for tax incentives reserve

a. inform the amount intended for the reserve

There was no allocation of results for constituting tax incentives reserve in the Company.

b. explain the nature of the allocation

Not applicable.

EXHIBIT III

PROPOSAL FOR ELECTION OF THE COMPANY'S BOARD OF DIRECTORS

(Information on compliance with items 12.5 to 12.10 of Appendix 24 of CVM Instruction 480, pursuant to Annex A of CVM Instruction 552)

12.5. In relation to each of the managers and members of the Fiscal Board of the Company, indicate, in table form.

12.6. In relation to each of the persons who served as members of the board of directors or of the fiscal council in the last fiscal year, inform, in a table format, the percentage of participation in meetings held by the respective organ in the same period that occurred after the office.

12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

12.7 Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários.

12.8. In relation to each person who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees are not statutory, inform in a table the percentage of participation in the meetings carried out by the respective body in the same period, that occurred after the tenure in office.

Name	Álvaro Antônio Cardoso de Souza
Date of Birth	05/09/1948
Profession	Economist and Bussiness Manager
CPF or passport number	249.630.118-91
Position occupied	Chairman of the Board of Directors
Election date	28/04/2017
Take Office date	26/06/2017
Term of office	OGM of 2019
Elected by the controller	Sim
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	4

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Mr. Souza is Portuguese and was born on September 5, 1948. He holds degrees in economics and business administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and The Wharton Business School of the University of Pennsylvania. Mr. Cardoso de Souza is the managing director of AdS - Management, Consulting and Investments, a firm which provides advice on investments and general management. He is chairman of the board of Santander Brasil and a member of the Global Board of Santander Spain. He has worked for various banks including Citigroup, where he worked for 32 years, both in Brazil and overseas. In addition to his time at Citigroup, Mr. Cardoso de Souza served as the president of Banco ABC-Roma, a subsidiary of the media and entertainment Globo Group, chairman of Deliberative Council of Fundo Brasileiro para a Biodiversidade (FUNBIO), president of the American Chamber of Commerce in São Paulo and a board member of WWF International, of WWF Brazil, and of several Brazilian companies such as AmBev S.A., Celbrás, Ultraquímica, SPCI Computers, Signature Lazard Brazil, Triângulo Bank, CSU Cardsystems, Duratex S/A. and Gol Airlines. He also served as a board member of MasterCard International.

Other position or occupation on the company	Coordinator of Risk and Compliance Committee; Coordinator of Nomination and Governance Committee; and Coordinator of Remuneration Committee
Coordinator of Risk and Compliance Committee (9 meetings in 2018)	Election date: 02/05/2017 Take Office date: 02/05/2017 Term of office: biennial Number of consecutive terms: 4 Participation ration: 89%
Coordinator of Nomination and Governance Committee (10 meetings in 2018)	Election date: 02/05/2017 Take Office date: 02/05/2017 Term of office: biennial Number of consecutive terms: 2 Participation ration: 100%
Coordinator of Remuneration Committee (9 meetings in 2018)	Election date: 02/05/2017 Take Office date: 02/05/2017 Term of office: biennial Number of consecutive terms: 2 Participation ration: 89%
Description of any of the following events that have occurred during the last 5 years

Mr. Álvaro Antonio Cardoso de Souza declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Sérgio Agapito Lires Rial
Date of Birth	28/07/1960
Profession	Economist
CPF or passport number	595.644.157-72
Position occupied	Vice-Chairman of the Board of Directors
Election date	28/04/2017
Take Office date	26/06/2017
Term of office	OGM of 2019
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Mr. Rial is Brazilian and was born on July 28, 1960. His professional career includes the positions of chief executive officer of Marfrig Global Foods S.A., exectuvie vice president and world chief financial officer of Cargill. He was also a member of the board of directors of Cargill for nine years. He served as a managing director of Bear Stearns & Co., in New York, an officer of ABN AMRO Bank and a member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. He holds a bachelor’s degree in law from the Universidade Federal do Rio de Janeiro and in economics from Universidade Gama Filho, and holds a MBA from IBMEC in São Paulo, as well as specializations from the Harvard Business School, Wharton School of Business at the University of Pennsylvania and INSEAD, in France. Currently, he is the vice-chairman of the board of directors and chief executive officer of Santander Brasil, chairman of the board of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and Universia Brasil, S.A.

Other position or occupation on the company	Chief Executive Officer
Description of any of the following events that have occurred during the last 5 years

Mr. Sérgio Agapito Lires Rial declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Conrado Engel
Date of Birth	30/05/1957
Profession	Engineer
CPF or passport number	025.984.758-52
Position occupied	Director
Election date	28/04/2017
Take Office date	26/06/2017
Term of office	OGM of 2019
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	5

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica - ITA. He began his career in 1981 as a management trainee at Citibank S.A., where he worked for seven years. From 1992 to 1997, Mr. Engel served as head of the credit cards business for Banco Nacional-Unibanco. In 1998, he was elected chief executive officer of Losango Consumer Finance Co. In October 2003, Mr. Engel became head of the retail business of HSBC in Brazil and member of its executive committee until the end of 2006. From January 2007 to May 2009, he served as head of the retail business and member of the executive committee of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008, Mr. Engel was appointed group general manager and became chief executive officer of HSBC Brasil in June 2009, where he remained until March 2012. As one of our senior vice-president executive officers, Mr. Engel managed the retail business and the Wealth Management & Specialized Businesses, including Auto Joint Ventures, until January 2018. Currently, Mr. Engel is a member of our Board of Directors and a member of our Risk and Compliance Committee, as well as chairman of the board of directors of Banco Olé Bonsucesso Consignado S.A. and a member of the advisory board of Santander Brasil Gestão de Recursos Ltda.

Other position or occupation on the company	Member of Risk and Compliance Committee
Member of Risk and Compliance Committee (09 meetings in 2018)	Election date: 02/05/2017
Take Office date: 02/05/2017
Term of office: biennial
Number of consecutive terms: 5
Participation ration: 100%
Description of any of the following events that have occurred during the last 5 years

Mr. Conrado Engel declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Jose Antonio Alvarez Alvarez
Date of Birth	06/01/1960
Profession	Executive
CPF or passport number	233.771.448-97
Position occupied	Director
Election date	28/04/2017
Take Office date	26/06/2017
Term of office	OGM of 2019
Elected by the controller	No
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes
Number of consecutive terms	6

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Mr. Álvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in administration and business economics from Universidad Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business. Mr. Álvarez became chief executive officer of Santander Group on January 1, 2015 and executive vice chairman on January 15, 2019. Previously, he served as Santander Spain’s chief financial officer from 2004 to 2015 and as the head of the Finance Division from 2002 to 2004. Before joining Santander Group, Mr. Álvarez was head of the Finance Division of BBVA (1999 to 2002) and Argentaria (1995 to 1999). Previously, he served as chief financial officer for Banco Hipotecario de España, vice president of Finanpostal Gestión Fondos de Inversión y Pensiones, and in roles at Banco de Crédito Industrial and Instituto Nacional de Industria. Mr. Álvarez has served as a member of the board of directors of Santander Consumer Finance S.A, Santander Consumer Bank AG and Banco de Crédito Local S.A., among others, and on the supervisory boards of several of Santander Group’s autonomous subsidiaries in Poland, Germany and the United States. He was the chairman of the European Banking Federation Banking Supervision Committee from 2009 to 2012. Mr. Álvarez is currently a member of the board of directors of SAM Investments Holdings Limited and has been a member of our board of directors since 2009.

Description of any of the following events that have occurred during the last 5 years

Mr. José Antonio Alvarez Alvarez declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	José de Paiva Ferreira
Date of Birth	01/03/1959
Profession	Administrator
CPF or passport number	007.805.468-06
Position occupied	Director
Election date	28/04/2017
Take Office date	26/06/2017
Term of office	OGM of 2019
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	6

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Mr. Paiva is Portuguese and was born on March 1, 1959. He holds a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. Mr. Paiva has worked in the financial market for more than 40 years. He started at Banco Bradesco in 1973 and held several different positions. Afterwards, Mr. Paiva joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he served as vice president executive officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network segments. From 2000 to 2001 he held the position of e-business officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil to work at Banco Banespa as vice president executive officer, responsible for the Operational Resources Department. In 2003, he became vice president executive officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the chief executive officer of Santander Brasil, a position that he held until its merger with Banco Real, when he became senior vice president executive officer, responsible for the Retail Business. In March 2011, Mr. Paiva became director of Santander Brasil’s board of directors, and joined the board business group based in Los Angeles, California, USA, where his main responsibilities involved technological innovations. Currently, he is a member of our board of directors, and since July 2013 he has also served as senior vice president executive officer, responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. Mr. Paiva is also chairman of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, a member of the board of directors Getnet Adquirência e Serviços para Meios de Pagamento S.A. and a member of our Risk and Compliance Committee.

Other position or occupation on the company	Senior Vice-President Executive Officer and Member of the Risk and Compliance Committee
Member of Risk and Compliance Committee (09 meetings in 2018)	Election date: 02/05/2017
Take Office date: 02/05/2017
Term of office: bienal
Number of consecutive terms: 3
Participation ration: 89%
Description of any of the following events that have occurred during the last 5 years

Mr. José de Paiva Ferreira declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Jose Maria Nus Badía
Date of Birth	09/12/1950
Profession	Executive
CPF or passport number	AAJ040239
Position occupied	Director
Election date	28/04/2017
Take Office date	26/06/2017
Term of office	OGM of 2019
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	4

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Mr. Badía is Spanish and was born on December 9, 1950. He joined the Santander Group in 1996 as executive director and chief risk officer of Banco Español de Crédito, S.A. (Banesto). In 2010, Mr. Badía was appointed executive director of Santander UK and chief risk officer of Santander Group. He also served as group chief risk officer until June 2018. Previously, he served as executive vice president of BBVA and Bankinter. Mr. Badía currently serves as senior executive vice president and risk advisor to the executive chairman of the Santander Group, as well as a board member of Santander Brasil.

Other position or occupation on the company	Não
Description of any of the following events that have occurred during the last 5 years

Mr. Badía declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Celso Clemente Giacometti
Date of Birth	13/10/1943
Profession	Bussiness Administrator and Counter
CPF or passport number	029.303.408-78
Position occupied	Director (independent)
Election date	28/04/2017
Take Office date	26/06/2017
Term of office	OGM of 2019
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	6

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001, he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações, Sabó Autopeças and Votorantim Indústrias. Mr. Giacometti was a member of the Fiscal Council of CTEEP/ISA - Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office, from 2004 to 2006. On February 3, 2010, he was elected as an independent member of our board of directors, a body that he presided over between October 2011 and June 2013 and between August 2013 and March 2015. Mr. Giacometti was president of the Fiscal Council and member of the Audit Committee of Ambev S.A. He is the manager partner of Giacometti Negócios e Serviços Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Brazilian Institute of Corporate Governance) and of its Governance and Nomination Commission. Currently, Mr. Giacometti is an independent member of our board of directors, as well as member of our Compensation Committee and Chairman of our Nomination and Governance Committee.

Other position or occupation on the company	Coordinator of Nomination and Governance Committee; and Member of Remuneration Committee
Coordinator of Nomination and Governance Committee (10 meetings in 2018)	Election date: 02/05/2017
Take Office date: 02/05/2017
Term of office:: bienal
Number of consecutive term: 1
Participation ration:100%
Member of Remuneration Committee (9 meetings in 2018)	Election date: 02/05/2017
Take Office date: 02/05/2017
Term of office: bienal
Number of consecutive term: 2
Participation ration: 100%
Description of any of the following events that have occurred during the last 5 years

Mr. Celso Clemente Giacometti declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Deborah Patricia Wright
Date of Birth	04/09/1957
Profession	Business Administrator
CPF or passport number	031.544.298-08
Position occupied	Director (independent)
Election date	28/04/2017
Take Office date	26/06/2017
Term of office	OGM of 2019
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	2

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Mrs. Wright is Brazilian and was born on September 4, 1957. She holds a business administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon’s Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as marketing director, and in 1994 became commercial vice-president. In 1995 she became the general manager of Kraft Suchard Foods. In 1997, she was appointed general manager of Kibon. At ICI/Paints, she was the general manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the regional manager for ICI. She was also general officer at Parmalat Brasil in 1999, and chief executive officer of Pão de Açúcar’s Group Internet Division from 2000 to 2001. From 2002 to 2007, she was corporate vice-president/commercial vice-president in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was chief executive officer/country manager of Ipsos Brasil, a market research firm. Mrs. Wright has been acting as a board member since 2001. From 2001 to 2005, she was a member of the board of Escola Americana de São Paulo (Graded School). From 2005 to 2006, she was a member of the board of CONAR (National Board of Advertising Self-Regulation). From 2008 to 2014, she was member of the board of Lojas Renner, as well as the chairwoman of the Sustainability Committee from 2012 to 2014. She was a member of the advisory board of Eurofarma from 2013 to 2016. Currently, Mrs. Wright is associated with: WCD Brazilian Group (Women Corporate Directors); strategy and innovation committee of the IBGC (Brazilian Institute of Corporate Governance). Additionally, Mrs. Wright is an independent member of our board of directors, chairwoman of our Compensation Committee and a member of our Nomination and Governance Committee.

Other position or occupation on the company	Member of the Nomination and Governance Committee and Coordinator of the Remuneration Committee
Member of the Nomination and Governance Committee (10 meetings in 2018)	Election date:02/05/2017
Take Office date: 02/05/2017
Term of office: biennial
Number of consecutive terms: 1
Participation ration: 100%
Coordinator of the Remuneration Committee (9 meetings in 2018)	Election date: 02/05/2017
Take Office date: 02/05/2017
Term of office: bienal (complementar)
Number of consecutive terms: 1
Participation ration: 100%
Description of any of the following events that have occurred during the last 5 years

Ms.  Deborah Patricia Wright declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Deborah Stern Vieitas
Date of Birth	04/09/1957
Profession	Public Administrator and Journalist
CPF or passport number	013.968.828-55
Position occupied	Director (independent)
Election date	20/07/2017
Take Office date	23/08/2017
Term of office	OGM of 2019
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	1

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Mrs. Vieitas is Brazilian and was born on August 21, 1957. She is currently the CEO of American Chamber of Commerce for Brazil (Amcham Brazil). From 2015 to 2017 she was an independent Board Member at Axa Seguros S.A. From 2008 to 2014, she was CEO and Board Member at Banco Caixa Geral Brasil. From 2000 to 2008, she was executive vice president of Banco BNP Paribas Brasil, responsible for Large Corporate and Financial Institutions Coverage and Loans portfolio. From 1988 to 2000, she was executive vice president of Banco CCF Brasil in charge of Large Corporate & Corporate Coverage, Capital Markets,Trade Finance e Forex. Currently she is an independent member of our Board of Directors, as well as coordinator of our Audit Committee.

Other position or occupation on the company	Coordinator of Audit Committee
Coordinator of Audit Committee	Election date: 10/04/2018
(35 meetings in 2018 - 25 meeting conducted after take office date)	Take Office date: 10/05/2018
Term of office: bienal (complementar)
Number of consecutive terms: 1
Participation ration: 100%
Description of any of the following events that have occurred during the last 5 years

Ms.  Deborah Stern Vieitas declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Marília Artimonte Rocca
Date of Birth	31/01/1973
Profession	Business Administrator
CPF or passport number	252.935.048-51
Position occupied	Conselheira (independente)
Election date	26/04/2019
Take Office date
Term of office	OGM of 2021
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	n/a

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Indication of all management positions held by other companies or organizations in the third sector

Position occupied

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Ms. Rocca is Brazilian and was born January 31, 1973. She holds a bachelor's degree in business administration from Fundação Getúlio Vargas in São Paulo and an MBA in business from the Columbia Business School in New York. He participated in the Executive Program - Family in Business at Harvard Business School in Boston. Ms. Rocca began her career in the operations department of Wal-Mart Brazil, and has worked in the company since its initial installation in Brazil until 1998. She managed third sector organizations for six years and was also a co-founder and general director of Endeavor Brazil , A leading NGO in high impact entrepreneurship, and the Brava Foundation, an organization dedicated to the promotion of public management. He started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She was Vice-President of TOTVS and a partner of Mother Earth. Ms. Rocca was a member of TOTVS boards of directors from 2001 to 2012 and of Endeavor Brasil from 2005 to 2012. She was also a member of the Board of Directors of the IBMEC Group from 2004 to 2008, having been appointed member of the External Evaluation Committee of Insper. From 2012 to 2016, Ms. Rocca held the position of Independent member of the Board of Directors of Banco Santander (Brasil) S.A. From August 2016 to June 2018, she served as Executive Director at Ticket and is currently CEO of Hinode Group.

Other position or occupation on the company	No
Description of any of the following events that have occurred during the last 5 years

Ms.  Marília Artimonte Rocca declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a. administradores do emissor

Não se aplica, tendo em vista que não há qualquer relação entre tais pessoas.

b. (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor

Não se aplica, tendo em vista que não há qualquer relação entre tais pessoas.

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor

Não se aplica, tendo em vista que não há qualquer relação entre tais pessoas.

d. (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Não se aplica, tendo em vista que não há qualquer relação entre tais pessoas.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

a. sociedade controlada, direta ou indiretamente, pelo emissor

Para informações sobre este item, solicitamos a consulta ao item 12.9.

b. controlador direto ou indireto do emissor

Quanto ao item subordinação, o Santander Brasil possui 2 (dois) membros do Conselho de Administração que também exercem cargos executivos no Grupo Santander Espanha, são eles: José Antonio Alvarez Alvarez e José Maria Nus Badía.

c. caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Vide item 12.9.

EXHIBIT IV

ITEM 13 of Annex 24 of CVM Instruction 481

(Pursuant to item II of Article 12 to CVM Instruction 481)

13. Remuneration of the Executives

13.1. Describe the Policy or Practice of Remuneration of the Board of Directors, Statutory and Non-Statutory Officers, Supervisory Board, Statutory Committees, and Audit, Risk, Finance and Remuneration Committees

A.        Board of Directors

All members of the Board of Directors are entitled to a fixed compensation including monthly fees and benefits. In extraordinary and fully justified situations, the Chairman of the Board of Directors may also receive an annual variable compensation for the tasks performed, upon a resolution from the Compensation Committee and from the Board of Directors, and always within the global limit of the annual compensation approved in general meeting.

It is important to emphasize that, in case a member of the Board of Director is also a member of Company´s Auditing Committee, in terms of applicable regulation and the internal ruling of the Auditing Committee, such member shall opt for the compensation from one of the bodies. In relation to other Advisory Committees, in case one of the members or the Chairman of the Board of Directors become part of them, he/she shall be entitled to the compensation attributed to him/her as a member or Chairman of the Board and he/she shall receive an extra payment for each meeting in such Advisory Committee approved in the Compensation Committee.

B.        Board of Officers

The members of the Executive Board are entitled to: fixed compensation that includes monthly payments, benefits, social security and variable compensation, always within the global limit of the annual compensation approved in a general meeting.

C.          Audit Committee

The Audit Committee is composed of at least three and a maximum of six members, appointed by the Board of Directors, among persons, members or not of the Board of Directors, who fulfill the legal and regulatory conditions required for the exercise of the position.

D.        Compensation Committees, Appointment, Governance and Compliance, Sustainability and Society, and Risks - Advisory Committees

In the meeting of the Board of Directors, held on May 28, 2015, the compensation of the members of the Advisory Committee was approved under a meeting that was held, but the only ones entitled to that compensation are those members not holding a position in the Executive Board.

It is important to emphasize that, in case a member of the Board of Director is also a member of Company´s Auditing Committee, in terms of applicable regulation and the internal ruling of the Auditing Committee, such member shall opt for the compensation from one of the bodies. In relation to other Advisory Committees, in case one of the members or the Chairman of the Board of Directors become part of them, he/she shall be entitled to the compensation attributed to him/her as a member or Chairman of the Board and he/she shall receive an extra payment for each meeting in such Advisory Committee approved in the Compensation Committee.

The members of the Advisory Committee are not entitled to any other type of compensation or benefit.

a.                  Goals of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the worldwide computer network where the document can be consulted.

The Company has a Compensation Policy approved by the Board of Directors meeting held on March 18th, 2015.

The compensation policy of the Board of Directors aims to ensure the following assumptions:

•       To ensure the interests alignments among the shareholders and the public with who the Company relates with, and

•       To promote the good performance of the Company and to ensure the shareholders interests by means a long-term commitment.

The purpose of the Executive Board compensation policy/practice is to support the company´s strategy, aiming to:

•         Promote the Company´s recurrent good performance and to assure the shareholders interest through the long-term compliance of the members of the Executive Board;

•         To recognize the meritocracy, differentiating the individual contributions of the areas and the Company in the fulfillment of the objectives and in the execution of the strategies of the business, proposed by the Executive Board and approved by the Board of Directors; and

•         To maintain the competitiveness of the compensation paid by the Company in comparison to the main competitors, with the purpose to retain the key-executives.

The remuneration of the Audit Committee should be adequate to attract qualified and experienced professionals and to recognize for the performance of their attributions established in the bylaws.

b.                                    Breakdown compensation, appointing:

(i)     Description of the elements of compensation and the objectives of each of them

The compensation of the Board of Directors is composed as follows:

•         Fixed Compensation: The fixed compensation includes monthly fees, based on market research data prepared by a specialized external advisory firm, with a maximum global amount being annually approved in a general meeting.   The fixed compensation aims to attract and retain professionals with the necessary skills and experience for the position.

•           Annual variable compensation (Programa Próprio Gestão - PPG): If a variable compensation is granted to the Chairman of the Board, the calculation of this variable compensation shall take into account the individual performance, performance of the business units and the overall performance of the entity.  It shall consider the payment form and the different deferral percentages, according to the variable compensation level received in the fiscal year, and according to malusclause, with a possibility of decrease in up to 100% of the variable compensation amount under the estimated hypothesis. The objective of the variable compensation is to mobilize and recognize, through meritocracy, the organization performance.

•           Benefits: The Company grants for the Independent Directors and for the Directors without position in Company´s Executive Board or in other company of Santander Group, benefits aligned with the dimension of the position and the market practices, including health and dental care and life insurance. For the Chairman, in addition to these benefits, are also available vehicle and driver, among others. For the expatriated members of the Board, the organization may also offers expatriation benefits, including car, payment of rent, children´s schools, living costs, among others. The purpose of the benefits is to attract and retain professionals with the necessary skills and experience for the job.

•           Private Pension Plan: The pension plan is a tool for financial planning, aiming to ensure future supplementary income. Actualy, The pension plan is the SantanderPrevi which is closed for new adhesions since July, 2018. Starting in January 2018, the SBPrev Pension Plan was implemented for new employees / managers and new members. Up to the present moment, the members of the Board of Directors that have not been holding executive positions are not entitled to private pension plan.   The purpose of the pension plan is to attract and retain professionals with necessary skills and experience for the job.

•           Share-based compensation: Up to the present moment no share-based compensation has been defined to the members that are part of this body.

The compensation of the Executive Board includes a fixed part and another one that is variable, as detailed below:

•         Fixed Compensation: The fixed compensation includes a contractual salary to each executive. The salary is linked to the job position that is held and has as reference the range of the correspondent level.  The individual salary includes the seniority of the individuals holding the positions and it is aligned with the market practices, being periodically measured through salary researches performed by specialized Advisory firms. The purpose of the fixed compensation is to attract and retain professionals with the necessary skills and experience for the job.

•         Benefits: They are aligned with the scope of the position held and the market practices, including Medical Healthcare, Dental Care and Life Insurance. For the CEO is also available a Vehicle for transportation. From March 2018, the benefit of a locomotion vehicle or specific budget was closed to other executives, also in line with market practices. The purpose of the benefits is to attract and retain professionals with the necessary skills and experience for the job.

•         Private Pension Plan: The pension plan is a tool for financial planning, aiming to ensure future supplementary income. Currently the main plan is SantanderPrevi, wich is closed for new accessions since July 2018. As of January 2018, the SBPrev Pension Plan was implemented for new employees / managers and new members. As of March 2018, the Santander Plus Pension Plan was implemented, which, like SantanderPrevi, provides future supplementary income. This plan is restricted to the group of executives that form part of the "Santander Plus" Collective. Participation is optional and the contribution is annual, limited to 12 salaries, with a 100% contribution made by Santander Brasil. An executive is entitled for the Plano Gerador de Benefícios Livres (Free Benefit Generating Plan) - PGBL, promoted by Santander with Zurich Santander. The purpose of the private pension plan is to attract and retain professionals with the necessary skills and experience for the job.

•         Variable Compensation: The variable compensation includes the annual Variable Income program (Schedule Self Management [Programa Próprio Gestão] - PPG) and the Long-Term Incentive Plans (ILP).

(i.1)                     Schedule Self Management (PPG)

The purpose of the PPG is to mobilize and recognize, through the meritocracy, the performances within the Company. This program, to which the Executive Board members are elective, takes into account the individual performance, measured through the institutional tool of performance evaluation (Driven by Goals [Direção por Objetivos] - DPO) and includes quantitative and qualitative indicators, the performance of the business unit, measured through the DPO of the area, and reflects the goals of the area in the fiscal year and in the Company´s overall performance.

As from 2018, the variable income shall be calculated as follows:

For the fiscal year 2018, the Quantitative Metrics evaluated were the following:

Categoria		Métricas Quantitativas
Clientes (20%)		Satisfação do Cliente
Número de Clientes Leais
Acionistas (80%)	Riscos (10%)	Taxa de custo de crédito
Rácio de inadimplência
	Capital (20%)	Contribuição para o Capital do Grupo
	Rentabilidade (50%)	Lucro Líquido
RoRWA

By recommendation of the Compensation Committee, the Board of Directors shall perform a qualitative assessment of each quantitative metric, taking into account the form upon which each target was reached and other relevant and context aspects that are not directly contemplated by each indicator.  This assessment my increase or decrease the result of each metric in up to 25%.

In the specific case of the members of the Executive Board, the variable income shall be affected also by the result of Santander Group.

The annual variable compensation for the statutory directors is paid as follows:

In case of the chief executive officer, the deferral in such program is of at least 50%, with at least 25% for each of the abovementioned items.

The deferral percentage depends on the variable compensation level received in the fiscal year (it includes the ILP for the granting year, valuated at the granting price). In case the variable compensation is between R$ 5.5 mm and R$ 8 mm, the deferral shall be 50%, being 25% of each of the deferral installment paid in cash. In case the variable compensation amount is equal or above R$ 8 mm, the deferral will be of 60%, being 30% of each installment deferral and 20% of each installment paid in cash.

As from 2015, in case of the Chief Executive Officer or in case the variable compensation is above R$ 5.5 mm, the payment of the deferral installments turns from three to five annual and equal installments, being kept the lock-up conditions.

As from the year 2016, in case of three-year deferral plan of the Executive Board and other executives chosen by the Executive Board, the payment of the last deferral installment shall be subject to the compliance of four indicators (detailed in the table below) during a period of three years. In the case of five-year deferral plan, the payment of the last three deferral installments will be subject to the compliance with the same indicators during a period of five years.

Key: Subject Profitability Capital Risks Indicators

Earnings per Share

Total Shareholder Return

Capital ratio (CET1 – Fully Loaded) RORWA

Ponderation

The plan is still subject to a malus clause, i.e., the Company´s Board of Directors, upon recommendation of the Compensation Committee (CR), may approve a decrease of up to 100% of the amount of each participant under the following hypothesis:

•           Company´s weak financial performance;

•           not compliance by the participant of the internal regulations, in special with those related to risks;

•           material changes in the company´s financial statements, which were considered by the independent auditors, except if they arise from changes in the accounting standards. in case the board of directors understands that it is necessary, the Santander Group financial statements may also be considered in this analysis;

•           material variations in the share capital or in the qualitative evaluation of Santander Brasil risks. in case the board of directors understands that it is necessary, the variations in the share capital of Santander Group may also be considered in this analysis.

(i.2)      Long-Term Incentive Plans (ILP)

The purpose of the ILP is to align the interests of the Company with the interests of the participating, promoting the long-term retention of the professionals.

On June 30, 2018, we had the closing of the Stock Option Certificate Purchase Plan (SOP 2013), approved at the Extraordinary Shareholders Meeting of April 29, 2013. In this way, by the end of 2018, the only Incentive Long-Term Plan Local Private Ultra High, for the Private Banking segment.

The Stock Option Plan - Units has had a term of three years and an exercise term of two years. The quantity of exercisable units by the participants was determined according to the result of the calculation of a Company´s performance parameter, the total shareholder return (RTA), and adjusted for the achievement of the RoRWA (Return On Risk Weighted Assets) - comparison between the accrual and the budgeted in each year, as determined by the Board of Directors. Additionally, it was necessary that the participant remained in the company during the plan effective term in order to acquire the condition to exercise the correspondent options.

The plan was settled in Units, by the difference among the closing price on the fiscal year date and the strike price already net of individual income tax (IRPF). Further, the plan was subject to a Malus clause, i.e., the Company´s Board of Directors, upon recommendation from the Compensation Committee, could approve to decrease up to 100% from the amount of each participant under the hypothesis set forth.

The plan also includes an additional deferral of up to 40% (or 50% for the ChiefExecutiveOfficer) of the exercised units in three equal annual installments and with a subsequent one-year retention.

(i.3) GlobalPlans – ILP CRDIV

In 2014 a plan for delivery of shares was presented, called global long-term incentive CRDIV - grant 2014. The plan was subject to achievement of performance indicator of total shareholder return (RTA) of Santander group, in comparison to evolution of the group for this indicator, related to the main global competitors and settlement would be performed with shares of Santander group.

The Global Long-Term Incentive Program - grant 2014 predicted the delivery of shares from achievement of the program in three annual installments, in 2016, 2017 and 2018, with additional sale restriction of one year after each delivery, subject to the achievement of the total shareholder return of Santander Group in comparison the main competitors worldwide.

In 2018, after the verification period of the Global Plan ILP CRDIV - Grant 2014, it was verified that the performance indicators were not reached and the Plan was terminated without payment of the intended remuneration.

In 2016 a plan for delivery of shares was presented, called Global Long-Term Incentive CRDIV - Grant 2015. Such plan is subject to achievement of several indicators, including Total Shareholder Return of Santander Group, Return on Tangible Equity (ROTE), Client Satisfaction, Satisfaction of Employees and Relations with Clients of Companies.

The Global Long-Term Incentive Program - Grant 2015 sets forth the delivery of shares from achievement of the program in 2019, with additional sale restriction of one year after each delivery.

(ii). In relation to the three last fiscal years, the proportion of each element in the total compensation

The estimated proportion of each element in the total compensation is the following:

Board of Directors	2016	2017	2018
Fixed compensation	89,96%	98,05%	98,10%
Benefits	10,04%	1,95%	1,90%

Executive Board (Officers)	2016	2017	2018
Fixed compensation	28,32%	29,84%	24,80%
Benefits	3,71%	3,14%	7,25%
Social Security	1,78%	2,86%	11,69%
Variable Compensation	60,67%	32,08%	30,10%
Share-based compensation	5,52%	32,08%	26,16%

Audit Committee	2016	2017	2018
Fixed compensation	89,96%	98,19%	99,38%
Benefits	10,04%	1,81%	0,62%

(iii)       Calculation methodology and adjustment of each of the compensation elements

•                Fixed Compensation: There is no automatic methodology for adjustment. Annual researches are performed with the market to evaluate the competitiveness of the Directors/Officers and members of the Audit Committee´compensation. In case any material difference is identified in relation to the market, the   Compensatio Committee evaluates the need to propose adjustment to the Board of Directors.

•                Variable Compensation: There is no automatic methodology for adjustment. Market researches are performed annually in order to evaluate the competitiveness of the compensation of the Directors/ Officers. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors. It does not apply to members of the Audit Committee.

•                Benefits: There is no automatic methodology for adjustment. Annual researches are performed with the market to evaluate the competitiveness of the compensation of the Directors/Officers and members of the Audit Committee, including benefits. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•                Social Security: It does not apply to the Directors and members of the Audit Committee. For the Officers, as defined in the plan's regulation. See Item 13.10 of the Reference Form.

•                Share-based compensation: It does not apply to the Directors and members of the Audit Committee. To the Officers, as defined in the regulation of each plan. See item 13.4 of the Reference Form.

(iv)        reasons that justify the composition of the compensation

The proposed compensation considers the experience of the members of the Board of Directors, Board of Officers and Audit Committee the need to retain the talents in a competitive market and the promotion of the Company´s good performance and alignment with the shareholders' strategy, and with respect to the members of the Executive Board, through a long-term commitment.

(v)          The existence of members with no compensation on the part of the issuer and the reason for that

There are two types of members of the Board of Directors without compensation, the representatives of Santander Spain. They receive compensation in the Controlling company for their executive positions that they hold there.

There are no unpaid members on the Executive Board.

There are no unpaid members on the Audit Committee.

c.                  Main performance indicators taken into consideration in   the determination of each compensation element.

The definition of the maximum amounts is approved in the general meeting taking into accounts the Company´s income in the last year and the expected results for the current year, including, without limitation, the net profit.

For the members of the Board of Executive Officers, the following are also considered:

•         Fixed Compensation: without linked indicator.

•         Variable Compensation: it is based in the Company´s indicators of results of the areas and the individual performance.

For the fiscal year 2018, the Quantitative Metrics evaluated were the following:

Categoria		Métricas Quantitativas
Clientes (20%)		Satisfação do Cliente
Número de Clientes Leais
Acionistas (80%)	Riscos (10%)	Taxa de custo de crédito
Rácio de inadimplência
	Capital (20%)	Contribuição para o Capital do Grupo
	Rentabilidade (50%)	Lucro Líquido
RoRWA

Key: Subject Customers Employees Company

Shareholders Indicators

Customers´ Satisfaction Linked Customers Digital Customers Engagement

Microcredit Risks Capital Profitability Ponderation

--------------------

For the individual evaluation, it is considered both, the quantitative factors, which depends on the area, and the qualitative ones (behaviors aligned to the bank culture).

•         Benefits: without linked indicator.

•         Social Security: without linked indicator.

•         Share-based compensation: Scheme ILP, as described in item 13.4 of this Reference Form.

d.             How the compensation is structured in order to reflect the evolution of the performance indicators

The compensation of the members of the Board of Directors is defined taking into account the responsibility and seniority of each of the members.

For the Executive Board, the Board of Directors evaluates the compliance with the defined goals and the budget, with the purpose to check if the results justify the distribution of amounts up to the proposed limits.

The compensation of the Audit Committee members is defined annually by the general meeting and is not directly related to the short and medium-term performance.

e.                  How the compensation policy or practice aligns with the interests of issuer in the short, medium and long term

The compensation policy is aligned with the interests of the Company as it establishes the assumptions that are compatible with the risk management as it does not promote behaviors that increase the risk exposure above the levels which is considered prudent in the strategies of short, medium and long terms, adopted by the Company, disclosing concepts, criteria and responsibilities related to the forms of fixed and variable compensation, promoting the high performances of them, always aligned with the Company´s and shareholders´ interests.

The Company´s compensation policy offers to the members of the Executive Board schemes such as Self Management Schedule (PPG), ILP Plans (global and local) and Deferral Program with the purpose to align the interests of the Company and the executives. It is aimed, in one hand, to the growth of the sustainable profitability of the business of the Company and, on the other hand, to the recognition of the contribution of the executives to the development of the Company.

f.                   Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling companies

The compensation of the Members of the Board of Directors and Audit Committee is not supported by the subsidiaries, controlled companies or direct or indirect controlling companies of the Company. However, the members of the Board of Director who also holds executive positions in Santander Spain, the Company´s indirect controlling company or in other companies controlled by Santander Spain are paid, as a result of such positions, directly by the related companies, according to activities held by them.

The compensation of the Executive Board members is not supported by the subsidiaries, controlled companies, direct or indirect controlling companies. Therefore, the results of the subsidiaries and the affiliated companies influence the Company´s consolidated income and, consequently, the variable compensation of the Executive Board members.

g.                  Existence of any compensation or benefit bound to the occurrence of a certain shareholding event, such as the disposal of the share control of issuer

There are no compensations or benefits related to the occurrence of a shareholding event.

In addition, it is the function of the Compensation Committee of the Company (i) to analyze the remuneration policy of managers in relation to market practices, in order to identify significant discrepancies in relation to similar companies, and

(ii) ensure that the management compensation policy is permanently compatible with the risk management policy, with the Company's current and expected financial and targets

iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy

The Compensation Committee of the Company is responsible for reviewing the Compensation Policy annually, recommending to the Board of Directors its correction or improvement, when necessary.

h.         Practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and board of executive officers, indicating:

i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

It is the responsibility of the General Meeting to set the annual global compensation for distribution among the company's administrators. Subsequently, it will be the responsibility of the Board of Directors, with the assistance of the Compensation Committee of the Company, to distribute the amount individually to each member of the Board and the Board of Officers, which will include the allocation of all benefits.

ii. criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies

The criteria and methodology used to fixed the individual remuneration are aligned with the practices adopted by the market, measured periodically through salary surveys performed by specialized consultants and the performance history and seniority of the occupants.

All members of the Board of Directors are entitled to a fixed remuneration composed of monthly fees and benefits. In exceptional and fully justified cases, the Chairman of the Board of Directors may also receive a variable annual remuneration for his duties performed, upon resolution of the Compensation Committee and the Board of Directors and always within the overall limit of the annual remuneration approved at the General Meeting Ordinary.

In addition, it is the function of the Compensation Committee of the Company (i) to analyze the remuneration policy of managers in relation to market practices, in order to identify significant discrepancies in relation to similar companies, and (ii) ensure that the management compensation policy is permanently compatible with the risk management policy, with the Company's current and expected financial and targets.

iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy

The Compensation Committee is responsible for reviewing the Compensation Policy annually, recommending to the Board of Directors its correction or improvement, when necessary.

13.2. Total remuneration of the Board of Directors, Statutory Board and Audit Committee

Total Remuneration Expected for the Current FY 2019 - Annual Values
	Conselho de Administração	Diretoria Executiva	Comitê Auditoria	Total
Total Number of Members	10	44,75	4	58,75
Number of Remunerated Numbers	5	44,75	4	58,75
Annual Fixed Remuneration				-
Salary or Compensation	6.000.000,00	84.000.000,00	3.700.000,00	93.700.000,00
Direct and Indirect Benefits	600.000,00	20.000.000,00	300.000,00	20.900.000,00
Participation in Committees				-
Other		69.400.000,00		69.400.000,00
Outros INSS	1.350.000,00	25.620.000,00	832.500,00	27.802.500,00
Other INSS				-
Variable Remuneration		-		-
Bonus		110.000.000,00		110.000.000,00
Participation in Income				-
Attendance at Meetings				-
Commissions				-
Other INSS				-
Other				-
Post-Employment				-
Extinction of Job	-	110.000.000,00		110.000.000,00
Stock-Based	7.950.000,00	419.020.000,00	4.832.500,00	431.802.500,00

Total Remuneration for the Fiscal Year ended in 12/31/ 2018 - Annual Values
	Conselho de Administração	Diretoria Executiva	Comitê Auditoria	Total
Total Number of Members	10	42,17	4	56,17
Number of Remunerated Numbers	5	40,83	4	49,83
Annual Fixed Remuneration				-
Salary or Compensation	3.774.000,00	69.698.795,60	3.054.000,00	76.526.795,60
Direct and Indirect Benefits	89.404,10	20.381.150,31	19.046,82	20.489.601,23
Participation in Committees				-
Other	-	32.863.627,58	-	32.863.627,58
Outros INSS	1.040.850,00	24.179.972,74	691.200,00	25.912.022,74
Other INSS				-
Variable Remuneration		-		-
Bonus	-	84.601.886,64	-	84.601.886,64
Participation in Income	-	-	18.000,00	18.000,00
Attendance at Meetings				-
Commissions				-
Other INSS				-
Other				-
Post-Employment				-
Extinction of Job	-	73.531.504,64	-	73.531.504,64
Stock-Based	4.904.254,10	305.256.937,51	3.782.246,82	313.943.438,43

Total Remuneration for the Fiscal Year ended in 12/31/ 2017 - Annual Values
	Conselho de Administração	Diretoria Executiva	Comitê Auditoria	Total
Total Number of Members	9,67	41	3,58	54,25
Number of Remunerated Numbers	4,17	40,50	3,42	48,08
Annual Fixed Remuneration
Salary or Compensation	3.074.000,00	69.199.989,52	2.580.000,00	74.853.989,52
Direct and Indirect Benefits	61.050,80	7.276.334,75	47.587,52	7.384.973,07
Participation in Committees				-
Other		4.595.710,07		4.595.710,07
Outros INSS	691.650,00	21.105.996,80	580.500,00	22.378.146,80
Other INSS				-
Variable Remuneration				-
Bonus		74.397.250,00		74.397.250,00
Participation in Income				-
Attendance at Meetings				-
Commissions				-
Other INSS				-
Other				-
Post-Employment				-
Extinction of Job	-	74.398.196,55		74.398.196,55
Stock-Based	3.826.700,80	250.973.477,70	3.208.087,52	258.008.266,02

Total Remuneration for the Fiscal Year ended in 12/31/ 2016 - Annual Values
	Conselho de Administração	Diretoria Executiva	Comitê Auditoria	Total
Total Number of Members	9,83	44,08	3	56,91
Number of Remunerated Numbers	4,83	44,08	3	51,91
Annual Fixed Remuneration				-
Salary or Compensation	14.840.000,00	64.453.748,68	2.280.000,00	81.573.748,68
Direct and Indirect Benefits	1.704.851,22	8.441.566,84	53.071,02	10.199.489,07
Participation in Committees				-
Other		4.044.709,23		4.044.709,23
Outros INSS	4.661.620,00	19.658.393,35	695.400,00	25.015.413,35
Other INSS				-
Variable Remuneration		-		-
Bonus		138.051.000,00		138.051.000,00
Participation in Income	444.000,00			444.000,00
Attendance at Meetings				-
Commissions	621.220,95	3.832.257,90		4.453.478,85
Other INSS				-
Other				-
Post-Employment				-
Extinction of Job	2.036.790,00	12.564.780,00		14.601.570,00
Stock-Based	24.308.482,17	251.046.455,99	3.028.471,02	278.383.409,18

13.3. In relation to the variable remuneration in the last 3 fiscal years and expected remuneration for the current fiscal year of the Board of Directors and Statutory Board

The tables below show the variable compensation of the members of the Company management bodies in the fiscal years of 2016, 2017, and 2018, as well as the review for the fiscal year of 2019:

2016	Board of Directors	Executive Board	Audit Committee	Total
a. Body: b. Total number of members
	9,83	44,08	3,00	59,66
c. No. of Members compensated	4,83	44,08	3,00	53,91
d. in relation to the Bonus	-	-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	9.000.000,00	-	9.000.000,00
iii. amount payable under the compensation plan, in case the goals are reached	-	5.000.000,00	-	5.000.000,00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	145.000.000,00	-	145.000.000,00
iii. amount payable under the compensation plan, in case the goals are reached	-	120.000.000,00	-	120.000.000,00
iv. Amount actually acknowledged in the income of the fiscal year	-	138.051.000,00	-	138.051.000,00

Note: The number of members of each Body corresponds to the annual average monthly ascertained.

2017	Board of Directors	Executive Board	Audit Committee	Total
a. Body: b. Total number of members
	9,67	41,00	3,58	58,17
c. No. of Members compensated	4,17	40,50	3,42	51,42
d. in relation to the Bonus	-	-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	9.000.000,00	-	9.000.000,00
iii. amount payable under the compensation plan, in case the goals are reached	-	5.000.000,00	-	5.000.000,00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	145.000.000,00	-	145.000.000,00
iii. amount payable under the compensation plan, in case the goals are reached	-	120.000.000,00	-	120.000.000,00
iv. Amount actually acknowledged in the income of the fiscal year	-	148.795.446,55	-	148.795.446,55

Note: The number of members of each Body corresponds to the annual average monthly ascertained.

2018	Board of Directors	Executive Board	Audit Committee	Total
a. Body: b. Total number of members
	10	42,17	4,00	60,17
c. No. of Members compensated	5	40,83	4,00	53,83
d. in relation to the Bonus	-	-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	9.000.000,00	-	9.000.000,00
iii. amount payable under the compensation plan, in case the goals are reached	-	5.000.000,00	-	5.000.000,00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-
e. in relation to the profit sharing		-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	160.000.000,00	-	160.000.000,00
iii. amount payable under the compensation plan, in case the goals are reached	-	140.000.000,00	-	140.000.000,00
iv. Amount actually acknowledged in the income of the fiscal year	-	158.133.391,28	-	158.133.391,28

Note: The number of members of each Body corresponds to the annual average monthly ascertained.

2019 (expected)	Board of Directors	Executive Board	Audit Committee	Total
a. Body: b. Total number of members
	10	44,75	4,00	58,75
c. No. of Members compensated	5	44,75	4,00	58,75
d. in relation to the Bonus	-	-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	9.000.000,00	-	9.000.000,00
iii. amount payable under the compensation plan, in case the goals are reached	-	5.000.000,00	-	5.000.000,00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-
e. in relation to the profit sharing		-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	220.000.000,00	-	220.000.000,00
iii. amount payable under the compensation plan, in case the goals are reached	-	200.000.000,00	-	200.000.000,00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-

13.4.   Compensation plan based on the actions of the Board of Directors and the Statutory Board, in force in the last fiscal year and estimated for the current fiscal year

a.    general terms and conditions

The Company offers three (3) long term compensation schemes related to the market performance of its shares: Local Long-Term Incentive Program, Global Long- Term Incentive Program and Deferral Program.

Managers and employees not acting in management positions, which have been indicated by the Board of Directors of the Company, are eligible to these plans. The Plans have terms of three years, promoting a commitment of the eligible positions to the long-term results.

(i)     Local Programs

In the Local Long-Term Incentive program the only plan that the Company had opended was the Stock Option Plan for executives (SOP). SOP was a stock option plan of Company’s units (Units SANB11) for managers. The purpose of these plans was to maintain the commitment of collaborators for Long-Term results.

On June 30, 2018, we had the closing of the Stock Option Certificate Purchase Plan (SOP 2013).

•                          SOP 2013: The period of exercise of this plan was from June 30, 2016 to June 30, 2018. The plan participants had to remain in the Company during the term of the plan to be eligible to exercise the options on their corresponding Units. The number of options exercisable by the participants was determined according to the result of the measurement of the performance parameter of the Company Total Return to the Shareholder (RTA) and adjusted by the achievement of the RWA, the budget and budget for each fiscal yearSOP is an option plan for Units. The exercise period for the options is of two (2) years. The participants of the plan shall continue in the Company during the term of the plan, in order to be eligible to exercise the options on their corresponding Units.The quantity of exercisable options by participants was determined in accordance with the result of assessment of performance parameter of the Company, Total Shareholder Return (TSR) and adjusted by achievement of the indicator Return on Risk-Weighted Assets (RoRWA), in comparison with the amount realized and expected in each fiscal year.

(ii)    Global Programs

(ii.1)     Planos Globais – ILP CRDIV

In 2014 a plan for delivery of shares was presented, called Global Long-Term Incentive CRDIV - Grant 2014. The plan is subject to achievement of performance indicator of Total Shareholder Return (RTA) of Santander Group, in comparison to evolution of the Group for this indicator, related to the main global competitors and settlement shall be performed with shares of Santander Group.

The Global Long-Term Incentive Program - Grant 2014 sets forth the delivery of shares from achievement of the program in three annual installments, in 2016, 2017 and 2018, with additional sale restriction of one year after each delivery.

In 2018, after the verification period of the Global Plan ILP CRDIV - Grant 2014, it was verified that the performance indicators were not reached and the plan was terminated without payment of the intended remuneration.

In 2016 a plan for delivery of shares was presented, called Global Long-Term Incentive CRDIV - Grant 2015. Such plan is subject to achievement of several indicators, including Total Shareholder Return of Santander Group, Return on Tangible Equity (ROTE), Client Satisfaction, Satisfaction of Employees and Relations with Clients of Companies.

The Global Long-Term Incentive Program CRDIV - Grant 2015 sets forth the delivery of shares from achievement of the program in 2019, with additional sale restriction of one year after each delivery.

(ii.2)     Deferral Programs

Deferral Programs are available for Statutory Officers, executives with management positions and other eligible employees. As part of the Deferral program, the participants receive part of variable compensation in a period of three or five years.

Deferral Programs are renewed and updated annually. There are four plans in force: one for each fiscal year of 2014, 2015, 2016 e 2017.

(iii)   Deferral Program

Deferral plans are divided into two (2) programs:

•                     Collective Identified: Statutory and Executive Officers. Statutory and Executive Officers which assume significant risks for the Company and are responsible for control areas. Deferred compensation is paid 50% in cash and 50% in Units (Units SANB11).

•                     Collective Not-identified: Employees. Managerial employees and some other employees are eligible for such program. Deferred compensation if fully paid in cash.

b.      primary purposes of the plans

The main purposes of the plans are:

▪  To align the interests of the Company and of the participants in order both to stimulate the growth and profitability of Company business and to recognize the contribution of the participants in the development of its activities;

▪  To enable the Company to retain the participants on its staff, offering them, as an additional advantage, the opportunity to become or to increase their interest as shareholders of the Company; and

▪  To promote the Company’s performance and the interests of the shareholders by creating a long-term commitment on the part of the participants.

c.         how does the plans contribute to objectives

The plans contribute for achievement of the objectives provided above, encouraging executives to seek achievement of indicators: Total Shareholder Return (TSR), comparison between net income expected and realized, Return on Risk- Weighted Assets (RoRWA) and growth of Earnings per Share (EPS) The indicators listed above are defined in the corresponding Plan regulations.

d. how the plans are inserted in the compensation policy of the issuer

The plans are a key element of the Company’s compensation strategy, representing effective instruments for recognizing and retaining members of the Executive Board in the short, medium and long terms, in addition to aligning interests of the executives to the interests of the Company.

e. how the plans align the interests of managers and issuer in the short, medium and long terms

The plans align the short, medium and long term interests of the members of the Executive Board with those of the Company, since the options are only exercised, and the shares received, if the strategic objectives of the Company are consistently attained during the respective Plan cycles.

Erro! Nome de propriedade do documento desconhecido.

f.       Maximum number of shares covered

Key:

Share-based compensation plan set forth for the current fiscal year (2019) Maximum number of shares

Board of Directors PSP 2013

SOP delivery SOP 2013 DEFERRAL - 3rd DEFERRAL - 4th DEFERRAL - 5th DEFERRAL - 6th DEFERRAL - 7th DEFERRAL - 8th

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

Key:

Share-based compensation plan set forth for the fiscal year ended 12/31/2017 Maximum number of shares

Board of Directors PSP 2013

SOP delivery 2014

SOP 2013 DEFERRAL - 3rd DEFERRAL - 4th DEFERRAL - 5th DEFERRAL - 6th DEFERRAL - 7th

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

Key:

Share-based compensation plan set forth for the fiscal year ended 12/31/2016 Maximum number of shares

Board of Directors 6th Cycle

GLOBAL LOCAL PSP PSP 2013

SOP delivery 2014

SOP 2013 DEFERRAL - 1st DEFERRAL - 2nd DEFERRAL - 3rd

DEFERRAL - 4th Cycle DEFERRAL - 5th Cycle DEFERRAL - 6th Cycle 6th Cycle

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

g.      maximum number of options to be granted

Key:

Share-based compensation plan set forth for the current fiscal year (2018) Maximum number of shares

Board of Directors GLOBAL

PSP 2013

SOP delivery SOP 2013 DEFERRAL - 3rd DEFERRAL - 4th DEFERRAL - 5th DEFERRAL - 6th DEFERRAL - 7th DEFERRAL - 8th

Executive Board DEFERRAL - 8th Cycle

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

Key:

Share-based compensation plan set forth for the fiscal year ended 12/31/2017 Maximum number of shares

Board of Directors PSP 2013

SOP delivery 2014

SOP 2013 DEFERRAL - 3rd DEFERRAL - 4th DEFERRAL - 5th DEFERRAL - 6th DEFERRAL - 7th

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

Key:

Share-based compensation plan set forth for the fiscal year ended 12/31/2016 Maximum number of shares

Board of Directors 6th Cycle

GLOBAL LOCAL PSP PSP 2013

SOP delivery 2014

SOP 2013 DEFERRAL – 1sd DEFERRAL – 2nd DEFERRAL - 3rd

DEFERRAL - 4th Cycle DEFERRAL - 5th Cycle DEFERRAL - 6th Cycle 6th Cycle

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

h. conditions for acquisition of the shares

(i)           Local Programs

•                SOP 2013: The quantity of exercisable Units by the participants was determined according to the result of the calculation of a Company´s performance parameter, the Total Shareholder Return (TSR), and adjusted for the achievement of the Return on Risk-Weighted Assets (RoRWA), comparison between the realized and the expected amounts in each fiscal year, as determined by the Board of Directors. In addition to that, it is necessary for the participant to continue in the Company during the term of Plan, in order to exercise the Units corresponding to its compensation. In order to be entitle to receive options, the goals set forth in Regulations shall be achieved.

(ii)         Global Programs

•                ILP Global CRDIV Plan – Grant 2014: The plan, started in 2014, is subject to achievement of performance indicator of Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group for this indicator, related to the main global competitors and settlement shall be performed with shares of Worldwide Santander Group. The Global Long- Term Incentive Program - Grant 2014 the delivery of shares from achievement of the program in three annual installments, in 2016, 2017 and 2018, with additional sale restriction of one year after each delivery. In 2018, after the period of measurement of the Plan, it was verified that the performance indicators were not reached and the plan was terminated without payment of the intended compensation.

•                ILP Global CRDIV Plan – Grant 2015: This plan was started in 2016 and is subject to achievement of several indicators, including Total Shareholder Return of Santander Group, Return on Tangible Equity (ROTE), Client Satisfaction, Satisfaction of Employees and Relations with Clients of Companies. The Global Long-Term Incentive Program CRDIV - Grant 2015 sets forth the delivery of shares from achievement of the program in 2019, with additional sale restriction of one year after each delivery.

(iii)       Deferral Programs

•                Deferral -, 6th Cycle (2015), 7th Cycle (2016) 8th Cycle (2017) and 9th Cyclie (2018): The Plan is subject to the current regulations applicable to the Company, in particular Resolution No. 3921 of the National Monetary Council, dated November 25, 2010 ("Resolution No. 3921/10"), which requires financial institutions to observe certain procedures in deferring payment of a portion of the Variable Compensation owing to their managers and other employees, taking into account sustainable long-term financial bases and adjustments of future payments according to the risks assumed and variations in the cost of capital. The plan is divided into two programs:

i. criteria for setting the price of acquisition or exercise

(iv)       Local Programs

•                SOP 2013: The price of options issued is R$ 12.8423 per Unit.

(v)         Global Programs

The cycles last for three years, covering three fiscal years, to encourage commitment to long-term results on the part of the Executive Officers.

(vi)       Deferral Program (6th, 7th, 8th and 9th cycles)

The total number of Units in reference is settled in three installments and equally allocated for the three fiscal years subsequent to the base year.

j. Criteria for setting the time for exercise

(vii)     Local Programs

•                SOP 2013: The quantity equivalent to 40% of the Units resulting from the Bonus (“Lock-Up Percentage”) of each Participant and 50% (in case of the Company’s Chief Executive Officer), shall not be disposed of during the following terms (“Lock-Up Period”), including in case of termination of the agreement:

•                1/3 of the Lock-up Percentage for two years from the date of receipt of each Unit;

•                1/3 of the Lock-up Percentage for three years from the date of receipt of each Unit;

•                1/3 of the Lock-up Percentage for four years from the date of receipt of each Unit.

(viii)   Global Programs

In the Global Plans - ILP CRDIV there is a restriction on the transfer of shares for one year after they are received. In the other global plans there is no restriction on the transfer of shares after they have been received.

(ix)       Deferral Plan (1st, 2nd, 3rd, 4th, 5th, 6th and 7th Deferral Cycles)

6th, 7th, 8th and 9th Deferral Cycles: Administrators belonging to the aforementioned Collective Identity may not dispose of the Units received in this plan during the term of one year from the date of receipt of each lot of Units.

b.             Form of settlement

(i)           Local Programs

•                SOP 2013: in Units

(ii)         Global Programs

Payroll bonus for mandatory purchase of shares.

(iii)       Deferral Programs

•                6th, 7th, 8th and 9th Cycles: is made directly in Units (installment deferred in Units)

c.              Lock-up on the transfer of shares

(i)           Local Programs

•                SOP 2013: The quantity equivalent to 40% of the Units resulting from the Bonus (“Lock-Up Percentage”) of each Participant and 50% (in case of the Company’s Chief Executive Officer), shall not be disposed of during the following terms (“Lock-Up Period”), including in case of termination of the agreement:

o        1/3 of the Lock-up Percentage for two years from the date of receipt of each Unit;

o        1/3 of the Lock-up Percentage for three years from the date of receipt of each Unit;

o        1/3 of the Lock-up Percentage for four years from the date of receipt of each Unit.

(ii)         Global Programs

In the Global Plans - ILP CRDIV there is a lock-up on the transfer of shares for one year after their receipt. In the other global plans there is no lock-up on the transfer of shares after they are received.

(iii)       Deferral Program

•                5th, 6th, 7th and 8th Cycles of Deferral: Managers belonging to the above-mentioned Identified Collective may not dispose of the Units received under this plan for a period of one year from the date of receipt of each lot of Units.

d.             criteria and events that, when verified, cause the suspension, change or cancellation of the plan

(i)           Local Programs

•                2013: Any material change in the corporate law and/or in the tax effects applicable to the Company or the participants could lead to a partial or total revision of the plan, or even to its suspension or cancellation, at the discretion of the Board of Directors. In addition, the Board of Directors may, at its sole discretion, approve the release of all or part of the options under the SOP 2013, in the event of direct or indirect disposal by the controlling shareholders of the Company of a number of shares implying a change in control of the Company, whether in a single transaction or in successive transactions. The Board of Directors could determine special rules allowing the shares related to the options to be sold in the case of a takeover bid.

(ii)         Global Programs

The plan may be amended for legal or regulatory reasons.

(iii)       Deferral Programs

The Plans may be cancelled, suspended or amended by the Board of Directors at any time.  In the case of suspension or cancellation, the rights of participants holding bonus allocations of Units receivable must be respected, in line with the following provisions:

•                In order to preserve the objectives of the plan, the total number of Units shall be adjusted up or down in the event of: a split, reverse split or bonus issue of shares, merger, takeover, spin-off or other similar procedures of a material nature; and

•                The Human Resources Executive Board, under the supervision of the Executive Committee, shall carry out the corresponding quantitative adjustments using the procedures followed by the B3 for similar adjustments in the share markets.

(iii.1)  Deferral – 6th, 7th, 8th and 9th Cycles

The Plan is subject to a Malus clause, i.e., the Company’s Board of Directors, upon recommendation from the Compensation Committee, may approve to decrease up to 100% from the amount of each participant under the hypothesis set forth:

•                Company’s weak financial performance;

•                non-compliance by the Participant of the internal regulations, in special with those related to risks;

•                material changes in the financial statements of Santander Brasil, which were considered by the independent auditors, except if they arise from changes in the accounting standards. In case the Board of Directors understands that it is necessary, the Santander Group financial statements may also be considered in this analysis; and

•                material variations in the share capital or in the qualitative evaluation of Santander Brasil risks. In case the Board of Directors understands that it is necessary, the variations in the share capital of Santander Group may also be considered in this analysis.

e.                  effects of the exit of the manager from the bodies of the issuer over his/her rights set in the share-based compensation plan

(i)           Local Programs

SOP delivery 2013

The ILP Plan shall be cancelled in advance and the participant shall lose the right to benefit from it, forfeiting all rights to receive options or shares, if the participant resigns voluntarily or is dismissed from the Company for just cause or removed from office.

If the participant's employment contract is terminated as a result of actions of the Company, in terms of article 483 of the Consolidated Labor Laws, in the case of dismissal without just cause, by mutual accord in the case of a participant without a formal employment relationship, or in the event of retirement, the participant shall receive a bonus in an amount proportional to the length of membership in the ILP Plan, at the same time as the other participants in the same cycle of the ILP Plan are paid, taking into account the percentage of performance indicators achieved.

If the participant dies or becomes permanently disabled, the options or shares shall be delivered at the same time of those of other participants in the same ILP Plan cycle, without any proportionality in respect of length of membership of the participant in the applicable cycle of the plan, but with the percentage of performance indicators being applied normally. In the event of death, delivery shall be made to the participant’s heirs.

(ii)         Global Programs

In case of retirement, if a participant leaves the company after dismissal without just cause, leave, permanent disability or in the event of the participant’s death, the right to receive shares will not be affected, as if none of the events above had happened, except as follows:

•                In the event of death, the right shall pass to the beneficiary’s heirs;

•                The number of shares to be delivered shall be calculated by multiplying the maximum number of shares receivable by the quotient obtained by dividing the number of days from the date of launching of the plan to the date of death, retirement, pre-retirement, dismissal, write-off or other circumstance that determined the application of this rule, both including, by the number of days of effectiveness of the plan; and

•                If a participant resigns voluntarily, the right to the plan is lost.

(iii)       Deferral Programs

The plan shall be cancelled in advance, by virtue of law, and the participant shall lose the right to participate in the plan, forfeiting the right to receive future benefits, in the case of voluntary resignation or dismissal for just cause in terms of article 482 of the Consolidated Labor Laws, or removal from statutory office by unilateral decision on the part of the Company.

If the participant's employment contract is terminated as a result of actions of the Company, in terms of article 483 of the Consolidated Labor Laws, in the case of dismissal without just cause, or in the event of retirement or death, the participant shall receive the amount of the portion of the corresponding bonus in Units, at the same time as the other participants in the same cycle of the Plan are paid. In the event of death, delivery shall be made to the participant’s heirs. In the event that the participant shall become permanently disabled, subject to confirmation by two medical reports (public and private institutions), the participant shall receive the amount of the portion of the corresponding bonus in Units, at the same time as the other participants in the same cycle of the Plan are paid.

If an employment contract is suspended owing to illness or work accident, the participant shall receive the amount of the portion of the corresponding bonus in Units at the same time as the other participants in the same cycle of the Plan are paid.

13.5.   In relation to the share-based compensation recognized in the income statement for the last 3 fiscal years and that forecast for the current fiscal year, the Board of Directors and the Board of Officers:

The following table sets forth the expected compensation for base year 2019:

Share-based compensation set forth for the current fiscal year (2019)
	Board of Directors
	5th CYCLE		6th CYCLE		PSP 2013	1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	6th CYCLE - DEFERRAL	7th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members							10
Number of compensated members							5
Granting of shares purchase options
Date of grant	2011		2012		2013	2011	2012	2013	2014	2015	2016	2017	2011	2013
Quantity of options granted	0	0	0	0	0	0	0	0	0	86.272	211.068	0	0	0
Time for the options to become exercisable	2013		2014		2016	2011	2012	2013	2014	2015	2016	2017	2014	2016
Maximum term to exercise the options	None		None		None	2014	2015	2016	2017	2018	2019	2020	2016	2018
Lock-up period for the transfer of shares							None
Weighted average price for the fiscal year:	None
(a) Of the outstanding options in the beginning of the fiscal year							None
(b) Of the forfeited options during the fiscal year							None
(c) Of the options exercised during the fiscal year							None
(f) Of the options expired during the fiscal year							None
Fair value of the options on the date of grant	none**												R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted

The following table sets forth the compensation for base year 2018:

Share-based compensation set forth for the fiscal year ended on 12/31/2018
	Board of Directors
	5th CYCLE		6th CYCLE		PSP 2013	1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	6th CYCLE - DEFERRAL	7th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members							10
Number of compensated members							5
Granting of shares purchase options
Date of grant	2011		2012		2013	2011	2012	2013	2014	2015	2016	2017	2011	2013
Quantity of options granted	0	0	0	0	0	0	0	0	0	86.272	211.068	0	0	0
Time for the options to become exercisable	2013		2014		2016	2011	2012	2013	2014	2015	2016	2017	2014	2016
Maximum term to exercise the options	None		None		None	2014	2015	2016	2017	2018	2019	2020	2016	2018
Lock-up period for the transfer of shares							None
Weighted average price for the fiscal year:	None
(a) Of the outstanding options in the beginning of the fiscal year							None
(b) Of the forfeited options during the fiscal year							None
(c) Of the options exercised during the fiscal year							None
(f) Of the options expired during the fiscal year							None
Fair value of the options on the date of grant	none**												R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted

The following table sets forth the compensation for base year 2017:

Share-based compensation set forth for the fiscal year ended on 12/31/2017
	Board of Directors
	5th CYCLE		6th CYCLE		PSP 2013	1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	6th CYCLE - DEFERRAL	7th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members							10
Number of compensated members							5
Granting of shares purchase options
Date of grant	2011		2012		2013	2011	2012	2013	2014	2015	2016	2017	2011	2013
Quantity of options granted	0	0	0	0	0	0	0	0	0	86.272	211.068	0	0	0
Time for the options to become exercisable	2013		2014		2016	2011	2012	2013	2014	2015	2016	2017	2014	2016
Maximum term to exercise the options	None		None		None	2014	2015	2016	2017	2018	2019	2020	2016	2018
Lock-up period for the transfer of shares							None
Weighted average price for the fiscal year:	None
(a) Of the outstanding options in the beginning of the fiscal year							None
(b) Of the forfeited options during the fiscal year							None

The following table sets forth the compensation for base year 2016:

Share-based compensation - fiscal year ended on 12/31/2016
	Board of Directors
	5th CYCLE		6th CYCLE		PSP 2013	1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	6th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members							9.83
Number of compensated members							4.83
Granting of shares purchase options
Date of grant	2011		2012		2013	2011	2012	2013	2014	2015	2016	2011	2013
Quantity of options granted	0	0	0	0	0	0	0	0	63.861	165.134	252.503	0	448.085
Time for the options to become exercisable	2013		2014		2016	2011	2012	2013	2014	2015	2016	2014	2016
Maximum term to exercise the options	None		None		None	2014	2015	2016	2017	2018	2019	2016	2018
Lock-up period for the transfer of shares							None
Weighted average price for the fiscal year:							None
(a) Of the outstanding options in the beginning of the fiscal year							None
(b) Of the forfeited options during the fiscal year							None
(c) Of the options exercised during the fiscal year							None
(f) Of the options expired during the fiscal year							None
Fair value of the options on the date of grant	none**											R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted

13.6. Regarding the outstanding options of the Board of Directors and Statutory Board at the end of last fiscal year

As of December 31, 2018, the members of the Board of Executive Officers did not have options in the open SOP 2013 plan. The term to exercise the options on Units ended June 30, 2018, at the price of R $ 12.8423 per option.

As of December 31, 2018, the members of the Company's Board of Directors had no outstanding options.

13.7.   In relation to options exercised and shares delivered regarding the stock-based remuneration for the Board of Directors and Statutory Board in the last three (3) fiscal years

(i)           ILP Global Program

In the last three fiscal years, payments to the members of the Board of Directors and Executive Board were not made, considering the scope of global compensation plans in stock options.

(ii)         Local Program

The right to exercise options related to the third cycle for Local, SOP 2013 was exercised, according to information described in tables below:

Exercised options - fiscal year ended 12/31/2017

No. of Members

No. of Members compensated

Options exercised

Number of shares

Weighted average price for the fiscal year

Difference between the exercise amount andthe market value of shares related to options exercised Shares delivered

Number of shares delivered

Weighted average price of acquisition

Difference between the value of acquisition and the market value of the shares acquired Board of Directors

Executive Board

13.8.   Brief description of information needed to comprehend the data disclosed in items 13.5 to 13.7, such as the explanation of shares and options value pricing method

A.                 Global Program

a.                  Pricing model

Fair value calculated using the pricing model of Monte Carlo Method (MCM). It is a statistic method which simulates the price generation process, based on the assumption of risk neutrality.

b.                  Data and assumptions used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option life term, expected dividends and risk-free interest rate

Below are the assumptions used in the pricing model.

The exercise price in every cycle and cases where the objectives provided by regulations are met, shall be the market price on exercise date.

For ILP CRDIV Plan, the parameters used in pricing were as follows:

Assumptionon	2 years	3 years	4 years
Future earnings Volatility	11,1% aa	10,8% aa	9,5% aa
Risk-free Rate	32,7% aa	34,7% aa	36,9% aa
Relation of compared price	1,7% aa	2,1% aa	2,5% aa
Future earnings Volatility	55%	55%	55%

c.                  Method used and premises assumed to incorporate the expected effects of early exercise

Not applicable, since the model does not allow early exercise.

d.                  Method to determine the expected volatility

Estimated based on past volatility for the corresponding period.

e.                  Whether any other characteristic of the option was incorporated in the measurement of the fair value

Not applicable, considering that no other characteristics of the option were included in the measurement of its fair value.

B.                  Programa Local

B.2.    SOP 2013

a.                  Pricing model

Fair value calculated by using the pricing model of Black&Scholes. It is based on the construction of a tree with the price history, in order to determine the value of a share on a future date.

b.                  Data and assumptions used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option life term, dividends expected and risk-free interest rate

The following data was used in the pricing model:

Performance Conditions	SOP 2013
Assessment Method	Black&Scholes
Volatility	40.00%
Dividend Rate	3.00%
“Vesting” Period	2 years
“Average” Exercise Term	5 years
Risk-free Rate	11.80%
Probability of Occurrence	60.27%
Fair Value for Shares	R$ 5.96

c.                  Method used and premises assumed to incorporate the expected effects of early exercise

Not applicable, since the model does not allow early exercise.

d.                  Method to determine the expected volatility

Estimated based on past volatility for the corresponding period.

e.                  Whether any other characteristic of the option was incorporated in the measurement of the fair value

Not applicable to ILP Plans, as no other characteristic of the option was included in the measurement of its fair value.

Not applicable to deferment Plans, as the purpose is the payment, in Units, of part of the Variable Compensation due by the Company to the participants pursuant to its compensation policy.

13.9.   Inform the number of shares or shares directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or units issued by the issuer, their direct or indirect controllers, their subsidiaries or companies under common control, by members of the Board of Directors, the Statutory Board or the Audit Committee.

Issued by: Banco Santander (Brasil) S.A.
Board of Directors
Security/Derivative	Characteristics of the Securities	Quantity
Shares	Common	3
Shares	Preferred	-
Shares	Units	1.064.370

Banco Santander (Brasil) S.A.
Board of Directors
Security/Derivative	Characteristics of the Securities	Quantity
Shares	Common	391
Shares	Preferred	391
Shares	Units	3.791.061

Base-date: 31.12.2018

(*) contemplates the balance of persons with similar status

13.10. Pension Plans in force, granted to members of the board and executive officers.

The Company’s main retirement plan in effect is SantanderPrevi, that is closed for new accessions since July 2018. As of January 2018, the SBPrev Pension Plan was implemented for new employees / managers and new members.

Participation in the SBPrevi Pension Plan is optional and the participant's monthly contribution will be equivalent to 2% of the Salary * (limited to 13 UPs = R $ 6,449.95) + 2% to 9% (to choose) of the salary minus 13 UPs.

Such amount shall be added with a contribution amount made by the Company itself (named matching or corresponding entry) which varies from 100% to 150% over the years, as shown on the table below.

Length of time in the plan (*)	Matching Amount of Group ("matching")
Less than 3 years	100%
From 3 full years to 6 incomplete years	110%
From 6 full years to 10 incomplete years	120%
From 10 full years to 15 incomplete years	130%
As from 15 full years	150%

(*) Counting of time started as from merger of the Benefit policies of Grupo Santander Brasil, in June/2009.

As of March 2018, the Santander Plus Pension Plan was implemented, which, like SantanderPrevi, provides future supplementary income. This plan is restricted to the group of executives that form part of the "Santander Plus" Collective. Participation is optional and the contribution is annual, limited to 12 salaries, with a 100% contribution made by Santander Brasil.

An executive takes part in a Free Benefit Generating Plan - PGBL, established by the Company with Zurich Santander, where the Company bears the Funding of the Company Base Account, and the contribution amount is defined according to the percentage on the Applicable Salary portion.

The table below shows details made available by the Company on the amounts contributed to the SantanderPrevi retirement plan and to the supplementary plans in 2018.

	TOTAL
	Board of Directors	Board of Officers
Number of members	1	41
Name of plan	Plano de Aposentadoria da Santanderprevi + SBPREV	Plano de Aposentadoria da Santanderprevi + SBPREV
Number of administrators who qualify for retirement Conditions for early retirement	n/a	n/a
Number of members	n/a	n/a
Accumulated amount of contributions accrued up to the end of the last fiscal year, less the portion related to contributions made directly by the administrators	2.367.677	67.676.108
Accumulated total amount of contributions made during the last fiscal year, less the portion related to contributions made directly by the administrators	0	33.658.570
Possibility of early redemption and conditions	n/a	n/a

The accumulated amount as of December 31, 2018 includes the balance of the amounts contributed even if redeemed up to that date.

13.11. Maximum, minimum and medium individual remuneration of the board of directors, the executive board and the audit committee.

Board of Officers and Board of Directors
12/31/2018

(i) The value of the lower individual remuneration does not disregard members who have not exercised their functions during the 12-month period of the fiscal year in question; and (ii) The amounts do not include social charges.

12/31/2017

(i)  The value of the lower individual remuneration does not disregard members who have not exercised their functions during the 12-month period of the fiscal year in question; and (ii) The amounts do not include social charges.

12/31/2016

(i)  The value of the lower individual remuneration does not disregard members who have not exercised their functions during the 12-month period of the fiscal year in question; and (ii) The amounts do not include social charges.

Fiscal Council
12/31/2018	(ii) The Company did not have Fiscal Council installed in 2016, 2017 and 2018.
12/31/2017	(ii) The Company did not have Fiscal Council installed in 2016, 2017 and 2018.
12/31/2016	(ii) The Company did not have Fiscal Council installed in 2016, 2017 and 2018.

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to officers in the case of removal from a position or retirement, indicating the financial consequences to the issuer

Most managers entered into a garden leave agreement with the Company, which sets forth that the executives will undertake not to perform any professional activity in any other company or financial institution during a period of three months after termination, upon payment of a consideration by the Company. Such obligation will always be applicable in case of a voluntary termination of the executive, and at the discretion of the Company in case of an involuntary termination. The consideration corresponds to three (3) months of the monthly fixed salary of the executive.

The Company has a D&O (Directors & Officers) Liability Insurance which is renewed every year, for purposes of assuring its officers and managers the payment of indemnities resulting from claims requiring redress of damage caused to third parties or to the Company by virtue of performance of their duties. The total insurance premium paid in 2018 was of R$ 723,395.66 and the amount corresponding to year 2019 is yet to be defined.

As approved by our board of directors at the meeting held on December 23, 2009, we indemnify our directors and executive officers and members of the Audit Committee from actions that occupy their respective positions, which relate exclusively to administrative or procedural costs and to attorney's fees, except in cases of bad faith, gross negligence, willful misconduct, or maladministration by our directors or executive officers. This letter of indemnity was also disclosed to members of the audit committee and to the compensation committee and reflects the terms of the D & O Civil Liability insurance policy mentioned in the previous paragraph.

There are no contractual arrangements, insurance policies or other instruments structuring mechanisms for remuneration or indemnification to managers in case of removal from office or retirement.

13.13. In relation to the last three (3) fiscal years, indicate the total remuneration percentage of each body recognized in the income of the issuer in reference to members of the board of directors, executive board or fiscal committee who are related parties to direct or indirect controllers, as defined by the accounting standards that treat this issue

In years 2016, 2017 and 2018, no payment was made to members of the Board of Directors or Executive Board who were parties related to the direct or indirect controlling shareholders of the Company.

13.14. Relation to the last three (3) fiscal years, indicate the values recognized in the income of the issuer as remuneration to the members of the board of directors, statutory board or fiscal committee, grouped by body, for any reason other than the function occupied, such as, for example, commissions and consulting or assistance services rendered

Not applicable, as there is no value recorded in the result as compensation earned by the members of the Board of Directors of the Company, Executive Board or Fiscal Council in the last three fiscal years other than as a result of the position they held.

13.15. In relation to the last 3 fiscal years, indicate the recognized values in the income of controllers, directly or indirectly, of companies under common control and controlled by issuer, such as remuneration of members of the board of directors, of the statutory board, or of the fiscal committee of the issuer, grouped by body, specifying within which meaning those values were attributed to those individuals

The members of the Board of Directors of the Company who hold executive offices at Santander Spain, the holding company of Company, as well as all other directors and officers, do not receive compensation abroad concerning the office held in Brazil.

In year 2016, three non-executive members of the Board of Directors of Company held executive offices at Santander Spain, the holding company of Company, and were paid EUR 5,376,210 as compensation for such offices.

In year 2017, three non-executive members of the Board of Directors of Company held executive offices at Santander Spain, the holding company of Company, and were paid EUR 14,829,613 as compensation for such offices.

In year 2018, three non-executive members of the Board of Directors of Company held executive offices at Santander Spain, the holding company of Company, and were paid EUR 14,697,012 as compensation for such offices.

Fiscal Year 2016
	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	5,376,210 EUR	0	0	5,376,210 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0
Fiscal Year 2017
	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	14,829,613 EUR	0	0	14,829,613 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year 2018

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	14,697,012 EUR	0	0	14,697,012 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

13.16. Provide other information as deemed relevant by the issuer

There are no other information pertaining to this topic and deemed relevant by the Company which has not been described in other items of this Section 13 of the Reference Form.

EXHIBIT V

Proposal for amendment of the Company’s ByLaws with the information

(provided in Article 11 of CVM Normative Instruction 481)

II. Copy of the Bylaws with the highlighted proposed changes:

BANCO SANTANDER (BRASIL) S.A.

CNPJ/MF 90.400.888/0001-42

NIRE 35.300.332.067

Public Company with Authorized Capital

BYLAWS

TITLE I

CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

         Art. 1. BANCO SANTANDER (BRASIL) S.A. (the “Bank” or the “Company”), a private legal entity, is a joint stock company governed by these Bylaws and by the legal and regulatory provisions that apply to it.

         Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

         Sole Paragraph. The Company may, with the approval of its Executive Board, open or close offices in any part of the country or overseas, subject to the pertinent legal norms.

         Art. 3. The Company is established for an indefinite period of duration.

            Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II

SHARE CAPITAL AND SHARES

         Art. 5. The share capital is fifty seven billion Brazilian reais (R$57,000,000,000.00), consisting of 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand and twenty) are preferred shares, all registered without par value.

Paragraph 1. The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its Bylaws by up to a total limited to nine billion ninety million nine hundred and nine thousand and ninety (9,090,909,090) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

            Paragraph 2. When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

         Paragraph 3. Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

         Paragraph 4. Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

         Paragraph 5. Each common share entitles its holder to one vote at the General Meetings.

         Paragraph 6. Preferred shares convey the following advantages on their holders:

         I – dividends ten percent (10%) higher than those attributed to common shares;

         II – priority in the distribution of dividends;

            III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

            IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

            V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Title X of these Bylaws.

         Paragraph 7. Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

         (a) the transformation, amalgamation, merger or split of the Company;

         (b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in General Meeting; and

         (c) the value of assets intended to be used for paying up an increase in the Company’s share capital.

            Paragraph 8. All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

            Paragraph 9. A General Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

            Paragraph 10. The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

            Paragraph 11. The Company may, subject to notification to BM&FBOVESPA and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

            Paragraph 12. New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the General Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

            Paragraph 13. The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III

SHAREHOLDERS’ MEETING

            Art. 6. The General Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

            Paragraph 1. A General Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The General Meeting which shall consider the cancellation of the registration of a publicly company shall be convened at least thirty (30) days in advance.

            Paragraph 2. A shareholder may be represented at a General Meeting by a attorney-in-fact authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

            Paragraph 3. The General Meeting will fix, each year, the aggregate amount of the compensation of the managers, the Audit Committee and the Fiscal Council, if one has been appointed.

            Paragraph 4. The General Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

            Paragraph 5. It is the responsibility of the General Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the General Meeting shall be decided by an absolute majority of votes.

TITLE IV

MANAGEMENT

            Art. 7. The Company shall be managed by a Board of Directors and an Executive Board.

            Art. 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

            Art. 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and once the applicable legal requirements have been complied with.

            Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

            Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

         I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

         II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

         Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

         Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

         Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

         Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I

THE BOARD OF DIRECTORS

            Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the General Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

         Paragraph 1. At the General Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

            Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

         Paragraph 3. For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the General Meeting that elected him/her.

         Paragraph 4. At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

            Paragraph 5. A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6. The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without decision powers, always with the purpose of advising the Board of Directors, comprised by members nominated by the Board among the members of the management and/or other persons directly or indirectly connected with the Bank.

            Art. 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

            Paragraph 1. The Chairman of the Board of Directors shall be replaced by the Vice Chairman during temporary absences or impediments. During temporary absences or impediments of the Vice Chairman, the Chairman shall appoint a substitute among the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute among the other members.

            Paragraph 2. The replacements provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

            Paragraph 3. In case of vacancy of the position of Chairman of the Board of Directors, the Vice Chairman will assume his/her functions, remaining such post unaltered. In the event of vacancy in the position of Vice Chairman, the Chairman will nominate his/her successor among the remaining Directors. In case of vacancy of the position of Board of Directors’ member, and if necessary to compose the minimum number of members mentioned on caput of Article 14 of this Bylaws, the Board of Directors shall nominate/appoint, ad referendum of the next General Meeting to be held, his/her successor.

            Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

            Paragraph 1. The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof.

         Paragraph 2. The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

            Paragraph 3. The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

            Paragraph 4. The meetings of the Board of Directors should be held at the Company’s head offices, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act.

            Paragraph 5. The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

            Paragraph 6. The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

            Paragraph 7. The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

            Art. 17. In addition to the attributes accorded by law or by the Bylaws, the Board of Directors will be responsible for the following:

         I. To comply with and to ensure compliance with these Bylaws and resolutions of General Meeting;

         II. to set the general guidelines for the business and operations of the Company;

         III. to appoint and dismiss Officers and to define their duties;

         IV. to set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the General Meeting;

         V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

         VI. to choose and to dismiss the independent auditors and to fix their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

         VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the General Meeting;

         VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the General Meeting for the purpose of profits retention;

         IX. to decide on the convening of General Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

         X. to submit to the Annual General Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

         XI. to submit proposals to the General Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the Bylaws;

         XII. to present proposals to the General Meeting for the liquidation, merger, split or amalgamation of the Bank;

         XIII. approve the Bank’s capital increase, regardless of amendment to the Bylaws, within the limits set forth in Paragraph 1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph 1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law;

         XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of article 5 of these Bylaws;

         XV. to grant, after approval at the General Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved by the General Meeting;

         XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

         XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

         XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

         XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

         XX. to appoint or dismiss the Company’s Ombudsman;

         XXI. appoint and remove the members of the Audit Committee and Compensation Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

         XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

         XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these Bylaws;

         XXIV. approve the engagement of a share or unit bookkeeping institution;

         XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

         XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of public company registration, as set forth in Title X hereof;

         XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

            XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

         XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these Bylaws;

         XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

         XXXI. to establish rules relating to the Units, as provided for in Title XIII of these Bylaws;

         XXXII. to supervise the planning, operation, control and review of the compensation policy for the Company's managers, taking into account the proposals of the Compensation Committee; and

         XXXIII. to ensure that the managers’ compensation policy is in accordance with the regulations issued by the Central Bank of Brazil.

         Art. 18. The Chairman of the Board of Directors should:

         I. call and chair the meetings;

         II. call the General Meeting;

            III. instruct the preparation of the meetings of the Board of Directors;

            IV. designate special tasks to the Directors; and

            V. call, when the body is in operation, the Fiscal Council members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Fiscal Council should issue an opinion.

CHAPTER II

EXECUTIVE BOARD

            Art. 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Board must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

         Paragraph 1. The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

         Paragraph 2. The designation of the positions referred to above shall be made at the time of their election.

            Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

            Paragraph 4. When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

            Paragraph 5. The post of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

            Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

            Paragraph 1. If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

            Paragraph 2. When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

            Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

            Paragraph 1. The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

         I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board, ~~except for the Officers without specific designation~~; or

         II - with the presence of the two (2) Executive Vice Presidents, Seniors or not, and any seven (7) members of the Executive Board~~, except for the Officers without specific designation~~; or

         ~~III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific designation.~~

         Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

            Paragraph 3. The matters dealt with in item VII of Article 22 shall be subject to approval at a Meeting of the Executive Board, which can meet for this purpose with only five (5) members of the Executive Board being present~~, other than Officers without specific designation.~~

         Paragraph 4. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.

Article 22. The attributions and duties of the Executive Board are:

         I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

         II – to appoint representatives and correspondents, in Brazil and overseas;

         III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

         IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

         V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (%%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

         VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

         VII – to consider the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas;

         VIII – to submit the financial statements to the Board of Directors;

IX – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

         X – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.

            Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, relevant projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

         Paragraph 1. The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

         Paragraph 2. The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

         Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

         I – by any two members of the Executive Board~~, except for the Officers without specific designation~~;

            ~~II – by one Officer without specific designation, jointly with the Chief Executive Officer, or one (1) Senior Executive Vice President, or one (1) Executive Vice President, or one (1) Executive Officer~~;

         II~~I~~ – by a member of the Executive Board together with a specifically designated attorney-in-fact to represent the Company; or

         III~~V~~ – by two attorneys-in-fact together specifically designated to represent the Company.

         Paragraph 1. Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, being one, necessarily, the CEO, or 1 (one) Executive Vice President, Senior or not. ~~except for the Officers without specific designation.~~ The powers of attorney should indicate the powers of the attorneys and the validity.

         Paragraph 2. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board~~, except Officers without specific designation,~~ and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

            Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

            Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, General or quota holders' meetings of companies or investment funds in which the Company has an interest, as well as of entities in which it is a partner or affiliate.

            Art. 27. In terms of Article 20 of these Bylaws, the CEO or his substitute in person must:

         I - preside over and manage all the Company’s business and activities;

         II – comply with and ensure compliance with these Bylaws, the resolutions of General Meetings and the guidelines of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in items II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these Bylaws, in which cases the meetings of the Executive Board may be chaired by any of its members;

         III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

         IV – define the duties of the members of the Executive Board, except as provided in item IX of Article 22 of these Bylaws; and

         V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

            Sole paragraph. It is the responsibility of:

         I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

         II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

         III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

         IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

         V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V

FISCAL COUNCIL

            Art. 28. The Company shall have a Fiscal Council, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the General Meeting, with the possibility of reelection.

            Paragraph 1. Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Fiscal Council.

            Paragraph 2. The compensation of the members of the Fiscal Council shall be fixed at the General Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

            Art. 29. The Fiscal Council shall have the attributes and powers conferred on it by law.

TITLE VI

AUDIT COMMITTEE

         Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

         Paragraph 1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.

            Paragraph 2. The Audit Committee shall report directly to the Company’s Board of Directors.

         Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

         I – establish in the Internal Regulations the operational rules by which it functions;

         II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

         III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

         IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

            V – evaluate compliance by the Company’s management with the recommendations made by the independent or internal auditors;

         VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

         VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

         VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

         IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies; and

         X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

         Paragraph 4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in item X of the previous paragraph.

TITLE VII

COMPENSATION COMMITTEE

            Art. 31. The Company shall have a Compensation Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these Bylaws. The Compensation Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s compensation policy, including the repercussions of this policy on risk management. The members of the Compensation Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

            Paragraph 1. When the members of the Compensation Committee are to take office, its Coordinator will be appointed.

         Paragraph 2. The Compensation Committee shall report directly to the Company’s Board of Directors.

            Paragraph 3. In addition to other responsibilities conferred upon it by law or regulatory rules, it is incumbent on the Compensation Committee to:

         I – establish in the Internal Regulations the operational rules by which it functions;

         II – prepare the compensation policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable compensation, in addition to benefits and special hiring and dismissal programs;

         III – supervise the implementation and coming into operation of the compensation policy for the Company’s management;

         IV – do annual reviews of the compensation policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

         V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

         VI – propose to the Board of Directors the global amount of management compensation, for submission to the General Meeting, pursuant to art. 152 of Law 6.404 of 1976;

         VII – assess future internal and external scenarios and their possible impacts on the management compensation policy;

         VIII – analyse the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

         IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

         X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Compensation Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

         XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations published by the Central Bank of Brazil.

         Paragraph 4. The Board of Directions may remove from office any members of the Compensation Committee at any time.

         Paragraph 5. The compensation of the members of the Compensation Committee shall be set by the Board of Directors once a year.

TITLE VIII

OMBUDSMAN DEPARTMENT

            Art. 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of three (3) years, reelection being permitted.

         Paragraph 1. The duties of the Ombudsman Department are:

I – to provide the highest-level support to demands of clients and users of products and services that have not been solved at the primary support service channels of the companies part of the Company´s Financial Conglomerate;

II - act as a communication channel between the Company and the customers and users of products and services, including the mediation of conflicts; and

III - inform the Board of Directors or, on its absence, the Company's Executive Board regarding the Ombudsman's Department activities.

Paragraph 2. The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment.

         Paragraph 3. The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any demands received, with full support of the management, and may request information and documents, so that it can carry out its activities in the fulfillment of its duties.

            Art. 33. The duties of the Ombudsman’s Department involve the following activities:

         I – to support, record, instruct, analyse and deal in a formal and appropriate manner with demands from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate;

         II – to provide the clarification to the demanding client as to the progress of the demands, informing the estimated deadline for the response;

         III – inform to demanding clients the term for the final reply, which cannot exceed ten (10) business days;

         IV – to forward a conclusive response to clients’ demands within the deadline informed in item III above;

         V – to maintain the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate, informed about the problems and deficiencies detected in the fulfillment of its duties and about the result of the adopted measures by the officers and directors of the companies part of the Company’s Financial Conglomerate in order to solve them; and

         VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate at the end of each six-month period, a quantitative and qualitative report about the activities performed by the Ombudsman’s Department on the fulfillment of its duties.

         Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the duties contemplated in article 32 and the activities established in this article.

TITLE IX

FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

            Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

            Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

            Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

         I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the share capital;

         II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

            III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the share capital and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the General Meeting to decide on the balance, distributing it to the shareholders or to increasing the share capital; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the Company’s General Budget submitted by management for approval by the General Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

         Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

         Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

         I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

         II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

         III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

         Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the General Meeting.

         Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual General Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in item II of article 36 hereof, within the terms of the pertinent legislation.

         Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

            Art. 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

            Art. 39. The General Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

TITLE X

DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

            Chapter I - Definitions

            Art. 40. for the purposes of Title X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the Company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the Company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Disposal of Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control.

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

         Chapter II – Disposal of Control of the Company

            Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

         Sole Paragraph. Disposal of control of the Bank depends on authorization from the Central Bank of Brazil.

         Art. 42. The public offering referred in the preceding article should also be consummated:

         I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Disposal of Company’s Control; or

         II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

            Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

         I. make the public offering referred to in article 41 of these Bylaws; and

         II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

            Chapter III – Cancellation of Registration as a Public Company

            Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the Company to make in order to cancel the Company’s registration as a public Company, the minimum price offered shall reflect the economic value ascertained in an valuation report referred to in article 45 of the Bylaws, with due regard for the applicable legal and regulatory rules.

            Art. 45. The valuation report dealt with in Title X of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent from the Bank, its management and controlling shareholder, and from the latter’s decision-making power, and said valuation shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

         Paragraph 1. The selection of the specialized institution or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

         Paragraph 2. The costs for preparing the valuation report shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

Title IV – Ordinary Provisions

            Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

            Art. 47. The Company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the Company. The Company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI

ARBITRATION COURT

            Art. 48. The Bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these Bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

            Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

         Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

         Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be delivered. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII

LIQUIDATION

            Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the General Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII

ISSUANCE OF UNITS

            Art. 50. The Company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).

         Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

         Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

         Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.

            Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

            Art. 52. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

         Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

         Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

         Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.

         Article 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

            Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by an attorney appointed as set forth in article 6, Paragraph 2 hereof.

         Paragraph 2. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units shall be observed:

         (i) In the event of an increase in the quantity of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

         (ii) In the event of a reduction in the quantity of shares issued by the Company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

            Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the Company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of  preferred shares and common shares issued by the Company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

            Art. 55. The holders of Units shall be entitled to receive shares arising from splits, mergers and amalgamations involving the Company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity of fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV

GENERAL AND TRANSITORY PROVISIONS

            Art. 56. In cases not covered in these Bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 11, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer